UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SENDAS DISTRIBUIDORA S.A.

National Corporate Taxpayers' Register of the Ministry of Finance
(CNPJ/MF) No 06.057.223/0001-71
State Registration Number (NIRE) 33.300.272.909


ASSAÍ
ATACADISTA

Management Proposal and Manual To Attend The Annual and Extraordinary Shareholders' Meeting to be held on April 27, 2023

Rio de Janeiro, March 28, 2023

ASSAÍ
ATACADISTA

Letter from the Management

In 2022, Assaí achieved historic performance, registering record sales, expansion and profitability amid a macroeconomic still challenging scenario. With investments that reached R$4.5 billion, the highest level in our history, we opened 60 new stores, including 13 new stores and 47 conversions of hypermarket commercial points, exceeding the initial expectation of 52 new stores. In all, we ended the year with 263 units in operation, distributed across 23 states and the Federal District, totaling a sales area of over 1.3 million square meters. In addition to the significant expansion, we also invested in improving the customers' shopping experience, improving the assortment of products, new services such as cold meats and butcher shops, among others, and generated 16,000 jobs in the year.

These were investments that allowed for a 31% growth in revenues, reaching a level close to R$ 60 billion. The EBITDA margin was 7.2%, even after opening more stores than initially planned, which attests to the efficiency of Assaí's commercial dynamics and operational management. The resulting net income was R$ 1.2 billion, even in the context of high interest rates and a high level of investment.

The phygital strategy, which combines the physical and digital experience for customers, continued to evolve, bringing comfort and convenience through the strengthening of partnerships and the "Meu Assaí" app.

In the coming months we will deliver the remaining conversions and continue with the expansion, totaling around 40 new stores in the year, in addition to continuing to invest in digital initiatives and other avenues for growth.

In addition to the excellent financial results in 2022, Assaí also stood out in its sustainability agenda. The company donated around 1,800 tons of fruit and vegetables to partner institutions of the Destino Certo program, an increase of 44% compared to 2021. In addition, and reinforcing its commitment to diversity, the company increased the number of black people occupying management positions, which reinforces the commitment to be increasingly inclusive and diverse.

These initiatives earned Assaí inclusion in important sustainability indexes in the market, such as the B3 Corporate Sustainability Index (ISE B3), the Carbon Efficient Index (ICO2), the IGPTW B3, which recognizes companies as excellent places to work, and the Bloomberg Gender Equality Index.

This process has already made it possible to meet some relevant expectations in the management proposal for the Annual Shareholders' Meeting, such as: appointment of members to adapt the composition of the Board based on a structured analysis of competences, and an increase in the number of independent members, including those occupying the chair of the Board of Directors.

In 2023, Assaí will follow its path as a corporation, without losing its mission to include in its strategic planning:

(1) consistent growth and high productivity,

(2) continuous expansion throughout the national territory,

(3) efficient business model,

(4) long-term management commitment and

(5) commitment of our business to society.

Lastly, we thank our employees, shareholders, suppliers and other stakeholders for their trust and dedication throughout 2022, and we will remain firm and committed to maintaining a solid and responsible performance, always aiming to add value to our shareholders, customers and society as a whole.

The Management.

Governance

Since the announcement of the spin-off of cash & carry activities of GPA's retail activities and the listing of Assaí shares in March 2021, Assaí has been improving every day to reach a new level in terms of governance. Since then, the Company has been operating with the following governance structure, which respects all the principles of good practices.


Board of Directors
Strategic and Investment Committee
People, Culture and Compensation Committee
Financial Committee
Audit Committee
Corporate Governance and Sustainability Committee
Ethics Committee
CEO
Operations
Sales & Logistics
Financial and Administrative
People, Ombudsman and Sustainability
IT and Assaí Service Center
Strategic Planning
Marketing and Customer Management
Expansion & Works
Risk Management, Internal Audit, Investigation

At the end of 2022 and beginning of 2023, Assaí underwent major changes in its corporate structure, as a result of two secondary public offerings of shares that led to a reduction in the stake of its controlling shareholder, Casino Group, from 40.9% to 11.7% of the capital stock.

As a result of these changes, the Company's shareholding composition is as illustrated below.

Shareholding Composition


CASINO GROUP
100%
100%
100%
ORBIS INVEST
5.88%
BLACKROCK INC.
5.02%
CONIFER MANAGEMEN
5.02%
WILKES
6.61%
GEANT INTERNATIO
2.99%
SEGISOR
2.08%
OTHER
72.40%
11.68%
SENDAS
99.80%
SOL NASCENTE PARTICIPAÇÕES LTDA.
50%
BELLAMAR
35.76%
FIC
100%
FIC PROMOTORA

After completing the first secondary offering (follow-on) in November 2022, the Company has adopted initiatives for the transition to a company with dispersed capital. With the conclusion of the second secondary public offering in March 2023, additional improvements required to strengthen its governance practices even further were identified.

In this context, at the end of 2022, the Company benefited from the support of consultants specializing in strategy and corporate governance. Benchmarking was conducted to compare governance practices, identify any gaps in relation to companies with dispersed capital, and map improvement opportunities.

This study involved eight dimensions:


1 Governance Systems
2 Compliance, Risk magement and Internal Controls
3 Delegation of Autorithy
4 Board of Directors
5 Committees
6 Compensation
7 Sustainability
8 Shareholders' Rights
Benchmarking

In benchmarking, the Company's practices were compared to domestic and international peers, which are basically companies with dispersed capital operating in the same or similar sectors, but whose governance practices are recognized by institutional investors. In addition, the same set of practices was analyzed based on the guidelines of investment funds that are recognized for their power of influence, as well as two consultancies that recommend voting to shareholders (proxy advisors).

The study identified practices already implemented by the Company, but prioritized essential improvements in relation to the level of adoption of practices by reference companies, as well as in relation to the recommendations made by investors and proxy advisors. The project's target was to meet short-term objectives and adapt the Company's governance to its new status as a corporation.

We highlight below the prioritized factors and the set of recommendations resulting from the benchmarking, some of which are already being implemented by the Company. They are:

- The need for adapting the composition of the Board of Directors and its advisory committees was evidenced and required in order to **increase their level of independence** and reflect the economic interests of shareholders, especially in view of the secondary offerings carried out at the end of 2022 and at the end of the first quarter of 2023, and their impact on the new shareholding structure.

  The decrease in the controlling shareholder's stake showed the importance of expanding the presence of independent members in the board of directors and committees.

  The above adjustment is reflected in this Shareholders' Meeting Manual and Management's Proposal.

- Implementation of a **more structured process for nominating members of the Board of Directors**, based on the design of a matrix of main competences for the composition of the Board of Directors. This process also includes the perspectives of investors with regard to the composition of the group, and considers the Company's strategy, renewal/replacement rates, and the percentage of independent members so that political power may reflect the economic power in the new shareholding base.

  This recommendation was followed by the Company, as discussed in the "Election of Board Members" section of this Shareholders' Meeting Manual and Management's Proposal.

- Another point that deserved attention was the **compensation model**, which presents opportunities for improvements, particularly regarding the search for alignment of incentives for executives to those of all shareholders. The review of the compensation model was already on the Company's agenda for the year 2023, and it became more informed based on the benchmarking study.

Assessment and Engagement Process with investors:

As part of the initiatives to transform the Company into a corporation, and with a view to allowing the nomination of the members of the Board of Directors to consider possible changes in the shareholding base, the management structured a careful process of dialogue and assessment with the main shareholders, assisted by a specialized consultants.

In addition to listening to the expectations of the main shareholders, all institutional investors with high governance standards and criteria for their investees and stewardship programs, the guidelines of the main international voting recommendation firms (proxy

advisors) were also heard and analyzed. These firms serve and advise the world's leading institutional investors on how to vote thousands of shareholder resolutions that emerge each year.

This dialogue and engagement process proved to be very enriching, allowing us to recognize the expectations of the main shareholders and accelerate some of the initiatives that had already been identified and recommended in the aforementioned benchmarking study.

See below a description of the main aspects of the dialogue and engagement process:

Participants	• institutional investors with positions representing more than 20% of total shares and approximately 30% of outstanding shares (free-float) before the March 2023 follow-on; • Glass Lewis and ISS: voting recommendation consultants; • Carried out by the Investor Relations Officer and representatives of the specialized consulting firm.
Topics covered	• Corporate governance practices; • Board composition and election, including levels of independence and diversity; • executive compensation practices;
Suggestions received	• increase in the number of independent members to represent the new shareholding structure; • appointment of a Board with (i) diversity of experiences, including a governance expert; and (ii) diversity of gender, ethnicity, age and others; • expansion of the participation of independent members in the committees; • adoption of a competence matrix to nominate Board members, in order to identify the complementarity of members; • adoption of a management compensation policy that allows aligning the interests of managers and shareholders, with short, medium and long-term metrics and goals.

Our actions already addressed	• adoption of a structured process for identifying and selecting board members, with the support of specialized and independent companies, in order to assess competences that are in line with the Company's strategic needs and future challenges (this process is described in the section on the Election of members of the Board of Directors of this manual), and also to increase the diversity of the Board in a broader sense; • The composition of the Board was rethought, so that the number of independent members is increased, and the current participation of the main shareholders is reflected; • The appointment of an independent member to assume the chairmanship of the Board of Directors is also being proposed;

Dialogues with investors on Assai's governance, in the context of the share offering in March 2023:

Additionally, the Company's executives held 21 meetings with investors in the context of the effort to complete the secondary share offering, when they were able to explore many of the topics covered in the assessment. On these occasions, many opinions on the criteria that, according to the investors, would be required for nominating members for the composition of the new Board of Directors were accepted. It was also possible to intensify the dialogue, and explore possibilities and initiatives to improve governance and shareholder engagement practices.

Table of Contents

1. Introduction


ASSAÍ
ATACADISTA

1. Introduction

Dear Shareholders,

The Management of Sendas Distribuidora S.A. ("Management" and "Company", respectively) hereby presents information about the matters to be resolved upon by proposal of the Management at the Company's Annual and Extraordinary Shareholders' Meeting ("Meeting"):

- **to be held exclusively digitally;**
- **on April 27, 2023,**
- **at 11 a.m;**
- **pursuant to the provisions of article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of the Securities Commission ("CVM") Resolution No. 81 of March 29, 2022, as amended ("CVM Resolution 81"), through the Ten Meetings Digital Platform ("Digital Platform"), as well as the necessary clarifications for the attendance of shareholders.**

The Company's Management has prepared this Management Proposal and Attendance Manual ("**Proposal**"), in compliance with good corporate governance practices and transparency, aiming to guide and clarify all its Shareholders about the matters to be resolved upon, and it remains entirely available to its Investor Relations Office to clarify any additional doubts.

At the **Extraordinary Shareholders' Meeting**, the following items of the agenda shall be resolved upon:

I. To resolve on the following amendments of the Company's Bylaws: (a) article 4, caput, to update the Company's fully subscribed and paid-up capital stock, due to a capital increase approved at a meeting of the Board of Directors; (b) inclusion of paragraph 2 in article 15 to include a tie-breaking rule in Board of Directors' meetings; (c) article 17, subparagraphs "p" and "r" to change the values of certain powers of the Board of Directors, and inclusion of new subparagraphs "s" and "t" to include as powers of the Board of Directors the acquisition of interest in other companies and the provision of guarantees in favor of third parties, respectively; (d) article 22, to include the title of "Vice President" to the Commercial and Operating Offices; (e) articles 29 and 30, to exclude certain powers of the Chief Commercial Officer and of the Chief Operating Officer, respectively, as well as adjustments that derive exclusively of such changes;

II. To resolve on the restatement of the Company's Bylaws as a result of the amendments resolved upon in item I above, if approved; and

III. To resolve on the rectification and ratification of the annual global compensation of the Company's managers for the fiscal year ended December 31, 2022.

At the **Annual Shareholders' Meeting**, the following items of the agenda shall be resolved upon:

I. To examine, discuss, and vote on the Company's Financial Statements containing the Notes, accompanied by the Management Report and the respective Management Accounts, Report and Opinion of the Independent Auditors, Opinion of the Fiscal Council, and Summary Annual Report and Opinion of the Statutory Audit Committee, all relating to the fiscal year ended December 31, 2022;

II. To resolve on the management proposal for allocation of the result for the fiscal year ended December 31, 2022;

III. Regarding the election of the Company's Board of Directors:

(a) to determine the effective number of members of the Company's Board of Directors to be elected for the next term of office;

(b) to elect the members of the Company's Board of Directors;

(c) to resolve on the characterization of the independence of the candidates for office as independent members of the Board of Directors; and

(d) to elect the Chairman and Vice-Chairman of the Company's Board of Directors, pursuant to article 8, item III of the Company's Bylaws.

IV. To establish the annual global compensation of the managers for the fiscal year 2023.

The Management's proposals on the items of the Meeting, as well as the information on each of the matters, are detailed in item 3 of this Proposal.

Rio de Janeiro, March 28, 2023.

Management
Sendas Distribuidora S.A.

2. Shareholders' Attendance


ASSAÍ
ATACADISTA

2. Shareholders' Attendance

Pursuant to the guidelines below, the Company shall admit the attendance of Shareholders through: (i) vote via electronic system during the Meeting; or (ii) delivery of remote voting form, which is available on the Company's Investor Relations website (https://ri.assai.com.br) and on the websites of CVM (www.gov.br/cvm) and B3 S.A. - Brasil, Bolsa, Balcão ("B3") (www.b3.com.br) and may be forwarded through their respective custody agents (in case they provide this type of service), Itaú Corretora de Valores S.A., which is the Company's bookkeeping agent ("**Bookkeeping Agent**") or directly to the Company by email ("**Distance Voting Ballot**"), as indicated below.

The Shareholder that participates in the Meeting through the Digital Platform shall be deemed present and a signatory of the minutes and the shareholders' attendance book.

The Company informs that it shall waive the need to deliver the physical counterpart of the documents.

2.1. Attendance through the Digital Platform

The Meeting shall be held exclusively digitally.

Shareholders that wish to attend the Meeting through the Digital Platform shall access the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=E77CA9DEEDD7, complete their registration and attach all documents necessary for their qualification to participate and/or vote at the Meeting.

It should be done at least two (2) days before the date designated for the Meeting to be held, i.e., by April 25, 2023.

Pursuant to the provisions of article 6, paragraph 3 of CVM Resolution 81, access to the Digital Platform by Shareholders that do not present the necessary participation documents within the period set forth herein shall not be permitted.

After analysis of the documents by the Company, the Shareholder shall receive an e-mail at the address used for registration with confirmation of the approval or justified rejection of the registration made and, if applicable, with guidelines on how to correct the registration.

Guidelines on accessing the Digital Platform and reminders on the rules of conduct to be adopted at the Meeting shall be sent in due course to each Shareholder or proxy together with confirmation of individual registration for access to the Digital Platform.

In the case of proxy/representative, they shall register with their data at the same email address set forth above. a proxy representing more than one Shareholder may only vote at the Meeting for Shareholders the qualification of which is confirmed by the Company.



After they are registered, the Shareholders or proxies shall have a virtual environment called "Panel of Representatives", which can also be accessed through the email address set forth above. In this environment, they can monitor the approval status of each represented party, as well as update their documentation, by accessing with the previously registered login and password.

The following documents shall be sent by the Shareholders and/or their proxies/representatives through the Digital Platform at the address set forth above:

- (a) updated statement containing the respective equity interest issued by the custodian body no later than three (3) days prior to the Meeting;
- (b) **For individuals:** identity document with photo of the Shareholder;
- (c) **For legal entities**: (i) bylaws or restated articles of association and the corporate documents that prove the legal representation of the Shareholder; and (ii) identity document with photo of the legal;
- (d) **For investment funds:** (i) restated bylaws of the fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, observing the fund's voting policy and corporate documents that prove the representation powers; and (iii) identity document with photo of the legal representative; and
- (e) if any of the Shareholders set forth in items (b) to (d) above is represented by a proxy, in addition to the respective documents set forth above, it shall submit: (i) proxy appointment with specific powers for its representation at the Meeting; (ii) identity documents of the attending proxy, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who signed the proxy appointment that prove the representation powers. For this Meeting, the Company shall accept powers of attorney granted by Shareholders by electronic means, preferably signed using the ICP-Brasil certification.

The Company shall neither require certified copies nor notarization of documents issued and signed in the Brazilian territory or the notarization, legalization/apostille and registration with the Registry of Deeds and Documents in Brazil of those signed outside the country.

Also, the Company shall not require the sworn translation of documents that were originally drawn up in Portuguese, French, English, or Spanish or which are accompanied by the respective translation into these same languages; this is required in other cases.

The following identity documents shall be accepted, provided they have a photo and are valid: identity card (RG), foreigner identity card (RNE), driver's license (CNH), passport, or officially recognized professional class cards.

The Company notes that the login and access password, among other information and guidelines for accessing the Digital Platform, are unique and non-transferable, and the Shareholder (or its respective proxy, as the case may be) assumes full responsibility for the possession and confidentiality of the information and guidance transmitted thereto by the Company under the terms of this Manual.


ASSAÍ
ATACADISTA

In advance of the access information to be sent by e-mail to the duly registered Shareholder, as described above, the Company requests that access to the Digital Platform occur via videoconference (modality in which the Shareholder can attend the Meeting and pronounce by voice and with video) in order to ensure authenticity of the communications, except if the Shareholder is urged, for any reason, to turn off the video functionality of the Digital Platform. It also requests, for the purpose of maintaining the good progress of the Meeting, that the Shareholders respect any maximum time that may be established by the Company for pronouncement by the respective Shareholder after its request for pronouncement and the opening of the audio by the Company.

To access the Digital Platform, the following is necessary: (i) computer with camera and audio that can be enabled; and (ii) internet access connection of at least 1mb (minimum bandwidth of 700kbps). The videoconference shall be preferably accessed through the Google Chrome browser, noting that the Safari browser of the IOS System is not compatible with the Digital Platform. In addition, it is also recommended that the Shareholder disconnect any VPN or platform that uses its camera before accessing the Digital Platform.

If Shareholders (or their respective proxy, as the case may be) have not received the aforementioned guidelines, they shall contact the Company, via email adm.societario@assai.com.br, with a copy to ri@assai.com.br, at least two (2) hours before the start time of the Meeting, i.e., by 9 a.m. on April 27, 2023, so that guidelines are forwarded to them.

In the event of need for additional documents and/or clarifications in relation to the documents sent for registration purposes, the Company shall contact the Shareholders (or their respective proxy, as the case may be) to request such additional documents and/or clarification in a timely manner, to allow that such information and guidelines for accessing the Digital Platform be forwarded within the aforementioned period.

Accredited Shareholders agree: (i) to use individual invitations solely and exclusively for remote monitoring of the Meeting; (ii) neither to transfer nor to disclose, in whole or in part, the individual invitations to any third party, whether a shareholder or not, it being understood that the invitation is non-transferable; and (iii) neither to record nor to reproduce, in whole or in part, nor to transfer, to any third party, whether a Shareholder or not, the content or any information transmitted by virtual means during the Meeting.

Access to the electronic system of the Meeting shall be restricted to those Shareholders accredited by April 25, 2023 and which enter the Digital Platform by the time the Meeting is opened. On the date of the Meeting, the link for access to the Digital Platform shall be available thirty (30) minutes in advance of the start time of the Meeting, and the Shareholder's presence via the electronic system shall only be registered upon access via the link, as instructed herein.

Access to the Digital Platform shall occur exclusively via computer, and the Company recommends that Shareholders previously test and get familiar with the Digital Platform, and access it at least thirty (30) minutes before the start of the Meeting in order to avoid possible operational problems with the use thereof on the day of the Meeting.

The Company shall not be responsible for the Shareholders' or their representatives' connection problems, or any other situation beyond its control. Shareholders that do not receive the link to participate or which have any other questions should contact the Investor Relations Department and/or the Corporate Legal Department by the emails ri@assai.com.br and adm.societario@assai.com.br.

For additional information regarding registration of proxies and shareholders represented by them, see the "Platform Manual – Participant" available through Ten Meetings at (https://www.tenmeetings.com.br/assembleia/portal/?id=F77CA9DEFDD7).

2.2. Attendance via Remote Voting Form

Shareholders that wish to exercise their right to vote via Remote Voting Form, pursuant to CVM Resolution 81, shall: (a) complete the Remote Voting Form, in accordance with the instructions for completing it; and (b) send it: (i) directly to the Company, preferably by

email, with confirmation of receipt, or by mail, to the Company's office at Avenida Aricanduva, 5555 – Âncora "E", Central Administrativa Assaí (Shopping Interlar – Aricanduva), Vila Aricanduva, São Paulo, SP, Postal Code (CEP) 03527-000; (ii) to the Bookkeeping Agent; or (iii) to their respective custody agent (if it provides this type of service), subject to the following instructions:

1. Sending the Remote Voting Form directly to the Company:

Shareholders shall send it, preferably by email, with confirmation of receipt, to the Corporate Legal Department (adm.societario@assai.com.br), or by mail to the of the Company at Avenida Aricanduva, 5555 – Âncora "E", Central Administrativa Assaí (Shopping Interlar – Aricanduva), Vila Aricanduva, São Paulo, SP, Postal Code (CEP) 03527-000, the Remote Voting Form (completed, initialed, and signed, without need for notarization, as per the instructions on completion set forth therein) jointly with a copy of the documents listed in item 2.1 above. The Company shall accept Remote Voting Forms signed electronically, preferably with the use of ICP-Brasil certification; or

2. Sending the Remote Voting Form to the Company's Custody Agent or Bookkeeping Agent:

Shareholders that hold shares issued by the Company deposited in a central depositary may transmit the voting instructions for completing the Remote Voting Form through their respective custody agents if they provide this type of service. Shareholders whose shares are not deposited in a central depository may transmit voting instructions to the Company's Bookkeeping Agent, Itaú Corretora de Valores S.A., through the channels made available by it. The delivery of the Remote Voting Form shall be subject to the rules, guidelines, and deadlines established by each custody agent or by the Bookkeeping Agent, as the case may be. For this purpose, Shareholders shall contact them and verify the procedures, documents, and information established by them for issuing voting instructions through Remote Voting Form.

The Company made two (2) Remote Voting Forms available on the websites of the Company (https://ri.assai.com.br), CVM (www.gov.br/cvm) and B3 (www.b3.com.br) websites, one of them with the matters to be resolved upon at the Annual Shareholders' Meeting and the other with the matters to be resolved upon at the Extraordinary Shareholders' Meeting.

In all cases, for the Remote Voting Form to be effective, April 20, 2023 (i.e., seven (7) days before the date of the Meeting) shall be the last day for receipt thereof by one of the forms above, and not the last day it to be forwarded. If the Remote Voting Form is received after April 20, 2023, the votes shall not be counted.

The Company clarifies that, pursuant to the provisions of article 28, paragraphs 2 and 3 of CVM Resolution 81, if Shareholders or their duly appointed proxies attend the Meeting through the Digital Platform, they may: (i) simply attend the Meeting, whether or not the Remote Voting Form has been sent; or (ii) participate and vote at the Meeting, noting that, with regard to Shareholders that have already sent the Remote Voting Form and which, if they wish to do so, vote at the Meeting, all voting instructions received through the Remote Voting Form shall be disregarded.

Remote Voting Ballots sent through: (i) custody agents that provide this service, in the case of Shareholders holding shares deposited in a central depository; or (ii) to the bookkeeper of the Company's shares; or, also, (iii) directly to the Company, waive the need for prior accreditation. For additional information, please see the rules set forth in CVM Resolution 81 and the procedures described in the Remote Voting Form.

2.2.1. Installation of the Fiscal Council

The Company's Management clarifies that it already has a Statutory Audit Committee, whose members are nominated by the Board of Directors – which is composed of independent members of the Board of Directors itself and external members – and which complies with: (i) the mandatory requirements set forth in CVM Resolution No. 23 of February 25, 2021; (ii) the mandatory requirements set forth in the Novo Mercado Regulations, B3's highest corporate governance segment; and (iii) the regulatory requirements established by the Securities and Exchange Commission (SEC), considering that the Company has level III ADRs listed on the New York Stock Exchange - NYSE.

The Statutory Audit Committee has legal powers that are broader than those of the Fiscal Council, including those required by the Sarbanes-Oxley Act, in line with the requirements relating to companies listed on the NYSE.

In view of the above, the Management does not recommend opening of the Fiscal Council, as it would result in increased costs without clear benefits, considering that the Company has an Audit Committee provided for in its Bylaws and which adequately performs its duties, which for the most part overlap with the activities of a Fiscal Council. For this reason, the issue of opening the Audit Committee is part of the Remote Voting Form for the Annual Shareholders' Meeting, exclusively due to regulatory requirements.

3. Management Proposal


ASSAÍ
ATACADISTA

3. Management Proposal

The Company's Management submits to the Meeting the proposals described below.

(A) EXTRAORDINARY SHAREHOLDERS' MEETING

I. To resolve on the following amendments of the Company's Bylaws: (a) article 4, head provision to update the Company's fully subscribed and paid-up capital stock, due to a capital increase approved at a meeting of the Board of Directors; (b) inclusion of paragraph 2 in article 15 to include a tie-breaking rule in Board of Directors' meetings; (c) article 17, subitems "p" and "r" to change the value of certain powers of the Board of Directors, and inclusion of new subparagraphs "s" and "t" to include as powers of the Board of Directors' meeting the acquisition of interest in other companies and the provision of guarantees in favor of third parties, respectively; (d) article 22, to include the title of "Vice President" to the Commercial and Operating Officer; (e) articles 29 and 30, to exclude certain powers of the Chief Commercial Officer and of the Chief Operating Officer, respectively, as well as adjustments that derive exclusively of such changes

The Management proposes to promote the following amendments to the Company's Bylaws:

- article 4, head provision to update the Company's fully subscribed and paid-in capital stock, due to the exercise of stock options, according to the Company's capital stock increases approved at meetings of the Company's Board of Directors held on February 15 and March 28, 2023, so that the Company's capital stock shall be increased **from** R$1,263,218,380.83, divided into 1,349,165,394 common, registered, book-entry shares with no par value, **to** R$1,265,010,495.38, divided into 1,350,256,496 shares, all common, registered, and with no par value

- inclusion of paragraph 2 in article 15, with consequent renumbering of the other paragraphs, for inclusion of a tiebreaker rule in Board of Directors' meetings;

- article 17, subparagraphs "p" and "r", to change values of certain powers of the Board of Directors, as well as the inclusion of new subparagraphs "s" and "t" in said article, with consequent renumbering of the other items, to include as a power of the Board of Directors the acquisition of interest in other companies and the provision of guarantees in favor of third parties, respectively;

- article 22, to include the title of "Vice President" to the Commercial and Operating Offices;

- articles 29 and 30, to exclude certain powers of the Chief Commercial Officer and of the Chief Operating Officer, respectively; and
- other adjustments that derive exclusively from such amendments.

Pursuant to the provisions of article 12, item II of CVM Resolution 81, the origin and justification of the proposed amendments to the Company's Bylaws and the analysis of their legal and economic effects are detailed in **Exhibit 1** to this Proposal.

II. To resolve on the restatement of the Company's Bylaws as a result of the amendments resolved upon in item I above, if approved

The management proposes to restate the Company's Bylaws, in accordance with the amendments proposed above.



In compliance with the provisions of article 12, item II of CVM Resolution 81, **Exhibit 1** of this Proposal contains a comparative table, including the current wording, the proposed wording, and justifications for the proposed amendments to the Company's Bylaws.

In addition, in compliance with the provisions of article 12, item I of CVM Resolution 81 and for ease of reference and better visualization and contextualization of the amendments hereby proposed, **Exhibit 2** also contains the marked and clean versions of the Company's Bylaws, restating the proposed amendments. Said exhibit is available for consultation by the Shareholders, as from the date hereof, at the Company's principal place of business, on the Company's Investor Relations website (https://ri.assai.com.br), on the websites of CVM (www.gov.br/cvm) and B3 (www.b3.com.br).

III. To resolve on the rectification and ratification of the annual global compensation of the Company's managers for the fiscal year ended December 31, 2022

The Management proposes the rectification and ratification of the annual global compensation of the Managers for the fiscal year ended December 31, 2022, approved at the Company's Annual and Extraordinary Shareholders' Meeting held on April 28, 2022 ("**2022 AGOE**"), which shall be increased **from** total amount of R$71,822,651.82, distributed as follows: (i) **for the Executive Board**, up to R$36,714,799.02; and (ii) for

the **Board of Directors**, up to R$35,107,852.80; **to** the total amount of R$94,954,107.54, distributed as follows: (i) **for the Executive Board**, up to R$59,114,791.53; and (ii) **for the Board of Directors**, up to R$35,839,316.01.

The rectification and ratification now proposed by the Management results in an increase in the global management compensation by R$23,131,455.72.

We explain that the Company incurred extraordinary costs that affected the annual global compensation of the management approved in the 2022 AGOE, almost exclusively related to the Executive Board. They are: (i) expressively exceeding of targets by the Company's Board of Directors in the PPR – Company's Profit Sharing Program with the extraordinary expansion of the number of Company's stores in 1 year, which generated an increase by R$8,699,365.00 if compared to the originally budgeted amount (as detailed under "Exceeding of targets by the Company's Executive Board" below); (ii) bonuses due to the extraordinary dedication required to achieve the aggressive expansion in 2022. The Company opened 60 new stores during 2022. Such bonuses generated an increase by R$13,937,591.00 if compared to the originally budgeted amount (as detailed under "Exceeding of targets by the Company's Executive Board" below); and (iii) the difference between the estimated amount of compensation in shares, including options, originally of R$12.00 per share, and the grant amount in May 2022, of R$16.00 per share, which generated an increase by approximately R$300 thousand if compared to the original budget.

With regard to the compensation of the Board of Directors, the difference involves direct and indirect benefits, as well as the difference between the estimated amount of remuneration in shares, including options, originally R$12.00 per share, and the amount upon granting in May 2022, of R$16.00 per share, which generated a total increase by approximately R$1.4 million if compared to the amount originally budgeted.

Additionally, the Management clarifies that:

(I) the rectification and ratification proposal was evaluated by the People, Culture, and Compensation Committee and by the Board of Directors prior to submission for approval by the Meeting; and

(II) the compensation of the Company's managers comprises a fixed portion and a variable portion, and the bonuses due within the fixed portion and the variable portion are subject to factors that are not yet known to the Company at the time of submission of the global compensation proposal to the Shareholders' Meeting, such as, for example, the Company's operational and economic performance in the respective year and the variation in the price of its shares. For this reason, the amount of bonuses and variable compensation for the year, although reasonably estimated and based on certain assumptions, sometimes varies, causing adjustments to the effective amounts.

The information contained in item 8 of the New Reference Form, pursuant to the provisions of item 8 of Exhibit C to CVM Resolution 80, is found in **Exhibit 3** to this Proposal and already considers the amounts of extraordinary costs that affected the annual global management compensation approved at the 2022 AGOE due [in fiscal year 2022 and subject to rectification and ratification.

Additional Information on the main amounts that culminated in the increase in the Executive Board's compensation, for rectification and ratification purposes:

Exceeding of targets by the Executive Board

Fixed Compensation

The fixed remuneration portion is calculated based on the office and qualification of the individual, with the objective of maintaining balance in relation to the practice of the market in general and according to the results obtained from the annual survey carried out by external advisors retained by the Company. It is determined based on competitive compensation structures that consider the know-how, problem solving, and responsibility of each office. The Company organizes its structure by salary scales and the respective average salaries for each of these scales, seeking to maintain alignment with the average salary point in the market.



The extraordinary exceeding of targets that occurred in fiscal year 2022 refers to the Incentive Expansion Program, approved by the People, Culture, and Compensation Committee for fiscal year 2022, which aimed to recognize employees who were at the forefront of the great challenge of delivering 60 Company stores in one year (47 conversions and 13 organic). Stores were opened in 36 cities, with 9 new municipalities having their first Company store.

Therefore, with the delivery of such 60 new Company stores, there was an increase in the amount of bonuses provided for the Executive Board in the year 2022, in the amount of R$13,937,591.00. In other words, the fixed annual compensation changed **from** R$19,452,497 **to** R$34,198,756.

Variable Compensation



Regarding the Profit Sharing Program ("PPR"), which is part of the short-term incentives (ICP) within the scope of the programs already mentioned in item 8 of the Company's New Reference Form, the Company observes performance indicators aligned with the Company's strategic planning, defined based on its business plan, which considers quantitative results and performance evaluation of the Officers, pursuant to the PPR, entered into pursuant to Law No. 10.101/2000. Part of these indicators are strictly financial and the rest are measurable factors that contribute to the Company's results and, therefore, are correlated with its financial performance.

Please note that there will be the possibility of paying amounts to the Company's Officers within the scope of their PPRs under any circumstances, irrespective of the distribution of dividends by the Company, based on the applicable performance indicators, pursuant to the provisions of the PPRs annually executed by the Company. The result of the Group and individual indicators is measured according to the minimum, target, and maximum ranges, which shall be stipulated and approved, respectively, by the People and Culture Committee and by the Company's Board of Directors. For calculation and determination of the amount to be paid within the scope of the PPRs, the Company applies the method called Performance Score (internally aligned with the objectives set by the Company).

Therefore, and as provided for in the PPRs, it is possible to reach a percentage greater than 100% in meeting the targets assigned to the performance indicators aligned with the Company's strategic planning.

Due to exceeding the achievement of financial and non-financial indicators that occurred in the fiscal year ended December 31, 2022 (average achievement of 172.45% of said targets), there was an increase in the proposed value of PPR to the Executive Board expected for the year 2022 in the amount of R$8,699,365 **from** R$9,937,911.11 **to** R$18,637,276.

(B) ANNUAL SHAREHOLDERS' MEETING

I. To examine, discuss, and vote on the Company's Financial Statements containing the Notes, accompanied by the Management Report and the respective Management Accounts, Report and Opinion of the Independent Auditors, Opinion of the Fiscal Council and Summary Annual Report and Opinion of the Statutory Audit Committee, all referring to the fiscal year ended December 31, 2022

The Management proposes that the Financial Statements containing the Notes be approved, accompanied by the Management Report and the respective Management

Accounts, Report and Opinion of the Independent Auditors, Opinion of the Fiscal Council, and Summary Annual Report and Opinion of the Statutory Audit Committee related to the fiscal year ended December 31, 2022 (all favorable), as disclosed on February 15, 2023 on the websites of the Company's Investor Relations (https://ri.assai.com.br), CVM (www.gov.br/cvm), and B3 (www.b3.com.br), and published in the newspaper Folha de S. Paulo on February 17, 2023, with simultaneous disclosure of the full contents of the documents on the same newspaper's website.

In compliance with the provisions of article 10, item III of CVM Resolution 81, the information in item 2 of the New Reference Form is presented in **Exhibit 4**, pursuant to item 2 of Exhibit C to CVM Resolution No. 80 of March 29, 2022, as amended ("CVM Resolution 80"), which reflect the Management's comments on the Company's financial condition.

II. To resolve on the management proposal for allocation of the result of the fiscal year ended December 31, 2022

The Management proposes that the income for the fiscal year ended December 31, 2022 be allocated as provided for below, as detailed in **Exhibit 5** in accordance with Exhibit A to CVM Resolution 81, in compliance with the provisions of article 10, sole paragraph, item II of CVM Resolution 81.

	R$
Net Income for the Year	1,220,246,968.51
Tax Incentive Reserve	753,029,913.41
Legal Reserve (1)	23,360,852.76
Interest on Equity/Dividends (2)	110,964,050.59
Reserve for Expansion	326,318,339.59

(1) The legal reserve was created in accordance with the limit of 20% of the capital stock, pursuant to article 193 of the Corporation Law.

(2) Out of this amount, interest on equity in the gross amount of R$50,000,000.00 has already been declared and paid, and the net amount after deducting the Corporate Income Tax (IRRF) is R$43,426,187.83.

III. (a) To determine the effective number of members of the Company's Board of Directors to be elected for the next term of office

The head provision of article 12 of the Company's Bylaws establishes that the Board of Directors shall be composed of at least three (3) and at most nine (9) members, all with a unified term of office of two (2) years, reelection being permitted, it being understood that the Board of Directors shall be composed of at least 20% of independent members, pursuant to Exhibit K to CVM Resolution 80, and of 2 Independent Directors or 20%, whichever is greater, pursuant to B3's Bylaws and the Novo Mercado Regulations ("**Novo Mercado Regulations**").

Therefore, the Management proposes the election of 9 members to compose the Board of Directors, of whom 7 independent directors, all with a term of office until the Annual Shareholders' Meeting that shall resolve on the financial statements for the fiscal year to end on 31 December 2024.

III. (b) To elect the members of the Company's Board of Directors

In order to ensure an adequate and orderly transition to a supervisory environment, Company has structured a process for the selection and appointment of new directors with the participation of specialized and independent consultancies.

The specialist governance consultancy that conducted the benchmarking in 2022 supported the Company in the process of identifying key competencies for this new context and for the future. This process considered contributions from the benchmarking itself, the criteria and assumptions considered by the main institutional investors, and management's view of alignment with its strategic planning. From these subsidies, a matrix of priority competencies was elaborated to guide the selection and appointment of members to the Council.

Once this important guideline was defined, the consultancy specialized in recruitment conducted the process of selecting candidates, evaluated independently, in the light of the matrix of competencies structured for this purpose.

The structured process considered 8 important steps:

1st	Identification of priority skills for the future
2nd	Engagement with investors to understand perspectives on skills and receive suggestions for candidate names to be analyzed
3rd	Selection of candidates by the recruitment company (>60 candidates)
4th	Analysis of adherence to the competency matrix
5th	Interviews with 13 candidates whose profiles are aligned with the competency matrix
6th	New wave of engagement with investors for analysis of the shortlist of finalists
7th	Recommendation of the new composition for the board
8th	Approval by the current board of the proposed composition of the new board at the Annual General Meeting (AGM)

Once this important guideline was defined, the consultancy specialized in recruitment conducted the process of selecting candidates, evaluated independently, in the light of the matrix of competencies structured for this purpose.

Composition of the Board of Directors

The investor engagement process detailed in the Governance section of this Proposal, in conjunction with structured work with independent consultants, supported the proposition of the composition of the Boardof Directors.

The objective of the structured process was to indicate the composition of a Board of Directors whose formation brings together the competencies required for strategic challenges, aligned with the values and culture of Cambodia, respecting the levels of independence now required by the new shareholding composition and reinforcing diversity issues and prioritizing competencies such as: corporate governance, talent management, ESG, risk management, strategy, knowledge of publicly traded companies/Corporation, customer focus, innovation, cybersecurity, digital transformation, retail production chain/atacarejo.


ASSAÍ
ATACADISTA

Based on these guidelines, the Board of Directors recommended that:

a. **The Presidency of the Council** is held by an **independent member**;

b. There is an increase in the **number of seats** of independent directors to 7, equivalent to more than 2/3 of the collegiate; and

c. The following board members are nominated for reappointment: Belmiro de Figueiredo Gomes, Luiz Nelson Guedes de Carvalho, Philippe Alarcon.

Thereby, the Management proposes the election of nominates the following single group ticket to compose the Board of Directors, all with a term of office until the Annual General Meeting of 2025.

1. **Andiara Pedroso Petterle;**
2. **Belmiro de Figueiredo Gomes;**
3. **José Guimarães Monforte;**
4. **Julio Cesar de Queiroz Campos;**
5. **Leila Abraham Loria;**
6. **Leonardo Gomes Pereira;**
7. **Luiz Nelson Guedes de Carvalho;**
8. **Oscar de Paula Bernardes Neto; e**
9. **Philippe Alarcon.**



ANDIARA PEDROSO PETTERLE

GRADUATION AND PREVIOUS EXPERIENCES

Ms. Andiara holds an undergraduate and a master's degree in social communication from Pontifícia Universidade Católica do Rio de Janeiro, and she is pursuing her doctorate in Business Administration from Business School Lausanne. Ms. Andiara is Vice-Chair of the Board of Directors and lead of the Strategy Committee of Cia Melhoramentos de São Paulo (since 2021); she is a member of the Board of Directors, of the Digital Transformation Committee, and of the Persons Committee of Banco SICREDI and SicrediPar (since 2022); she is a member of the Board of Directors, of the Persons Committee, and of the GTM Strategy Committee of KNEWIN (since 2022); she is a Digital Transformation Professor from IBGC (since 2021) and is Chief Executive Officer of Kyrie Capital LLC (since 2021). She also worked as member of the Board of Directors of Cia Melhoramentos de São Paulo (2019-2021); as Director of ANJ (2016-2021); Consulting Director of Cia de Talentos (2013-2017); as member of the Board (2012-2016) and CEO (2014-2016) of Predicta.



BELMIRO DE FIGUEIREDO GOMES

GRADUATION AND PREVIOUS EXPERIENCES

Mr. Belmiro studied at Instituto de Educação Maringá and is a member of our Board of Directors since October 2022 and Chief Executive Officer since February 2011. He has been working in the food market for 35 years, starting his career in the sector in the area of information technology, pioneering the development of external sales automation systems in the early 90s, as well as automation systems for store operating processes and commercial management and logistics systems for the wholesale sector. Strong performance in the tax area, especially in indirect taxes and various state laws. . He worked for 22 years in various areas of Atacadão chain, from 2005 he led the company's internal preparation process and, in 2007, coordinated the process of sale of Atacadão chain to Carrefour Group, holding office per 3 years as Commercial and Logistics Director and member of the Executive Member.

He was invited by the former parent company CBD in 2010 to the position of Director of wholesale business, serving as executive member and statutory director until the spin-off at the end of 2020.

He is a founding member and vice-president, since 2016, of ABAAS – Brazilian Association of Self-service Wholesalers.

Since the beginning of his management, the company has had growth by 1700%*, jumping from 38 to 263 stores, expanding the company's presence to most of the national territory, becoming the second largest retail company in Brazil and one of the 10 largest private employers in the country, implementing a strong culture of management, training and growth of people, resulting in GPTW being recognized among the top 10 retail companies. He was recognized as CEO of the Year by the Modern Consumer and listed as one of the Top 10 CEOs in Brazil by Forbes in 2022.

* Considering gross revenue of R$3.3 billion in 2010 and gross revenue of R$59.7 billion in 2022, according to the data in the Company's institutional presentation disclosed in March 2023.



JOSÉ GUIMARÃES MONFORTE

GRADUATION AND PREVIOUS EXPERIENCES

Mr. José holds an undergraduate degree in Economics from Universidade Católica de Santos. He is a member of Emax Consultoria, member of the Board and of the Audit and Risk Committee of CCR. From 1998 to 2011, he was in the Board and in the Coordination of the Risks Committee of Natura Cosméticos. Until 2011, he participated in Vivo's Board. He was also a Member of the Boards of Directors of Petrobras, BR Distribuidora, Rossi Residencial, Promon, Droga Raia, SABESP, Claro, Banco Nossa Caixa, Banco Tribanco, Canbrás, Pini Editora, Caramuru Alimentos, Klicknet, JHSF, Agrenco Ltd, Eletrobras, Banco do Brasil, JBS, Premix, and Cyrela. He was a Member of the Ethics Committee of IBRI and of the Advisory Board of ABERJE, and also of the OECD Advisory Panel on the Efficiency of Boards of Directors, of the Advisory Board-Americas Cabinet of the Chicago Graduate School of Business and of the Publishing Committee of Harvard Business Review Brasil.

He was involved in the development of the Brazilian Corporate Governance Institute, being a Director in 2002, Vice-President of the Board in 2003, and Chairman of the Board from 2004 to 2008. He was Coordinator of Bovespa's Going Public Committee, Vice-President of ANBID and of the Board of the Settlement Chamber of the Stock Exchange. He worked as an executive in several banks and companies such as BANESPA, Banco Merrill Lynch, Banco Citibank NA, VBC Energia S/A, and Janos Comércio, Administração e Participações LTDA, holding offices in Brazil and abroad. He was a founding member of Pragma Gestão Patrimonial.



JULIO CESAR DE QUEIROZ CAMPOS

GRADUATION AND PREVIOUS EXPERIENCES

Mr. Julio holds an undergraduate degree in Engineering from Escola de Engenharia Mauá, in Administration from Universidade Presbiteriana Mackenzie, a graduate degree in Education from Instituto Singularidades, in addition to dozens of development programs in Institutions such as Singularity, Hebrew University of Jerusalem, and others. He worked for Unilever Brasil in Supply Chain, Trade Marketing, Regional Sales Leader, Corporate Affairs, and from 2000 to 2021 as Vice-President of Sales Brazil and Latin America. He was a member of the Board of Instituto Mulheres do Varejo until 2021. He is currently a member of the Board of Instituto Ser +, Emeritus Board Member of Capitalismo Consciente Brasil, Founder of Instituto Movimento Jovens do Brasil, and CEO of Compra Agora América Latina.



LEILA ABRAHAM LORIA

GRADUATION AND PREVIOUS EXPERIENCES

Ms. Leila holds a degree in Administration from Fundação Getúlio Vargas – FGV, with a master's degree in Business Administration from COPPEAD-UFRJ (1978); Post-MBA in Corporate Governance and Stock Markets for executives from B.I. International (2015); program for Directors from IBGC (2015); Risk University KPMG (2018 and 2015/2016); Sustainable Capitalism ESG Berkely (2021). She is currently a member of the Board of Directors and of the Minority Shareholders' Committee of Companhia Paranaense de Energia – COPEL (since 2017); member of the Advisory Board and of the People and Compensation Committee of Casas Pernambucanas (since 2018); member of the Board of Directors, of the Socioenvironmental Responsibility Committee, and of the Diversity Committee of JBS (since 2021); deputy Chair of the Advisory Board of ANACONDA (since 2021); member of the Ethics Council of ABRACOM (since 2021); and Co-Chair of Women Corporate Directors - WCD (since 2017). She was previously a member of and Chair of the Board of Directors of Brazilian Corporate Governance Institute – IBGC (2018-2022); member of the Board of Directors (2017), of the Compliance and Governance Committee (2018-2019), of the Investigation Committee (2018-2019), and of the People Committee (2017-2021) ofMadeira Energia - MESA and Santo Antônio Energia - SAE (2017-2021); member of the Audit Committee of COPEL (2017-2021); member of the Advisory Board of Costão do Santinho Resort (2016-2021); member of the Advisory Board of INPLAC Indústria de Plástico (2016-2021); and member of the Advisory Board of COPPEAD (2005-2018); Executive Officer of Telefonica Brasil group and member of the Board of Directors of Fundação Telefônica Vivo (2010-2015); President and General Officer of TVA (Abril Group) and Member of the Board of Directors of Tevecap (1997-2006); General Officer and member of the Board of Directors of Direct TV (1997-1999); Chief Commercial Officer of Walmart (1994-1997); and Chief Marketing, Sales, Business, Procurement, and Human Resources Officer of Mesbla (1978-1994).



LEONARDO GOMES PEREIRA

GRADUATION AND PREVIOUS EXPERIENCES

Mr. Leonardo holds an undergraduate degree in Production Engineering from Universidade Federal do Rio de Janeiro in 1981 and in Economics from Universidade Cândido Mendes in 1986. He participated in the Transcultural Management Program – AOTS in 1986, in the Strategic Finance Program – IMD in 1997, in the Executive Development Program – Wharton Business Scholz in 1998, in the Senior Executive Program from Columbia University in 2005, and in the Executive Programs of Singularity University in the USA and M&A in London Business School, in 2018. He holds an MBA from Warwick University, in England, in 1992 and the CFA ESG Investing Certification. He worked for 13 years (from 1982 to 1995), holding various offices, in Citibank, in Brazil, Asia, and the United States. In addition, he was Chief Planning and Investor Relations Officer at Globopar from 1995 to 2000 and Vice-CFO and Investor Relations of Net Serviços from 2000 to 2007. In 2007, he became the President of Companhia Vale da Araguaia, which office he held until 2009, when he became Executive Vice-President of Gol Linhas Aéreas and Superintendent Director of Smiles. Mr. Gomes Pereira further held office as President of the Securities Commission (CVM) from 2012 to 2017. He was also a director in companies . Among others, he coordinated the Independent Reparation Committee at Vale formed after Brumadinho, was Director and member of the Audit and Risk Committee at CCR and Smiles – both from Novo Mercado, Director and member of the Persons Committee of FGC, Chairman of the Board of Directors of CBDN, and member of the Advisory Board of Mediare Institute.



LUIZ NELSON GUEDES DE CARVALHO

GRADUATION AND PREVIOUS EXPERIENCES

Mr. Luiz Nelson is an independent member of the Company's Board of Directors since October/2020 and a member of the Financial Committee and of the Audit Committee, as accounting expert, since February/2021. He was an independent member of the board of directors of the former controlling shareholder, CBD, from 2017 to 2020 and coordinating member of the audit committee from 2014 to 2020, as accounting and finance expert. In addition, Mr. Luiz is Senior Professor in the School of Economics, Business and Accounting at Universidade de São Paulo, FEA USP, and expert in corporate litigation in Corporate Accounting, International Accounting, Risk Management, Corporate Governance, and Audit issues, Director of the Accounting Pronouncements Committee (CPC), and he has already acted as CPC representative in the IASB Emerging Economies Group. In addition, Mr. Luiz was a member of the Board of Directors of Petrobrás, from September/2015 to December/2018, and Chairman of this same Board, member of the Board of Directors of B3 until March/2019, chairman of its fiscal council until March/ 2018, as its accountant and finance expert and independent member of the Sustainability Committee. He is currently a member of the Brazilian Academy of Accounting Sciences ABRACICON, Chairman of the Fiscal Council of Fundação Amazonas Sustentável FAS, NGO for the protection of the Amazon rainforest, and acts as a trustee of the Foundation Institute of Accounting, Actuarial, and Financial Research, a not-for profit academic research organization, and as co-arbitrator in the Brazil – Canada Chamber of Commerce (São Paulo) and in the International Chamber of Commerce (Paris).

Mr. Luiz acted throughout his career as Chairman of the "Capacity Building" Committee in the International Financial Corporate reports area of the Intergovernmental Group of Experts on Financing for Development, a unit of UNCTAD, UN, in Geneva, Switzerland; Independent member of the banking Self-Regulation Committee of the Brazilian Federation of Banks - FEBRABAN; Member of the board of directors of FAS; Member of the International Integrated Reporting Council leaded by the Prince of

Wales; Vice-president "without specific remit" of the International Association for Accounting Education and Research – IAAER; Chairman of IASB Advisory Council on Standards, Member of the Financial Crisis Advisory Group (2008) formed at the initiative of FASB and IASB in the USA; The first independent president of the IASB Advisory Council on Standards; Member of the audit rules Consulting and Advisory Group of the International Federation of Accountants– IFAC; Vice-director of the Inter-American Accounting Association; Member of the Boards of Directors of Banco Nossa Caixa, Caixa Econômica Federal, Banco BBVA Brasil, Banco de Crédito Real de Minas Gerais, ORSA GROUP (pulp and paper), Companhia Müller de Bebidas, Vicunha Têxtil S.A., and Banco Fibra, and member of the internal controls committee of Banco Fibra; Regional President of the International Association of Financial Executives Institutes in Central and South America and head of the banking supervision of the Board of Directors of the Central Bank and director of the CVM.



OSCAR DE PAULA BERNARDES NETO

GRADUATION AND PREVIOUS EXPERIENCES

Mr. Oscar holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro. In addition to being Vice-Chairman of the Board of Directors, coordinator of the Governance and Sustainability Committee, and member of the Audit, Risks, and Compliance Committee of Localiza, he held the following offices over the last years: from 1996 to 1999, he was CEO/COO of Bunge International; from 1999 to 2013, he was member of the Advisory Board of Bunge Brasil, a food company; from 1999 to 2009, he was a member of the Board of Directors of Delphi United States; from 2003 to 2015, he was a member of the Advisory Board of Alcoa Brasil, aluminum company; from 2005 to 2015, he was member of the Board and of the Audit Committee of Cia Suzano Papel e Celulose, a company that operates in the paper and pulp industry; from 2010 to 2018, he was member of the Board and of the Compensation and People Development and Finance Committees of Praxair inc. (United States), which company operates with industrial gases; from 2001 to 2019, he was Senior Consultant of the CEO of Johnson Electric Holdings Limited (Hong Kong), an electrical engine company, and until 2011 he was a member of the Board of Directors thereof; since 2011, he is a member of the Board of Directors of OMNI Táxi Aéreo, aviation; from 2007 to 2018, he was also a member of the Audit and Strategy Committees of Localiza; since 2011, he is Vice-Chairman of the Board and Coordinator of the Human Resources Committee of DASA; from 2012 to February 2019, he was Vice-Chairman of the Board of Directors and member of the Strategy Committee of Marcopolo S.A., a company that operates in the transport industry; since 2015, he is a member of the Board of Directors of VPAR Participações (Votorantim Group); from 2003 to 2015, he was a member of the Board and of the Management and Persons and Corporate Governance Committee of Gerdau S.A.; from 2003 to 2016, he was a member of the Board of Directors of Metalúrgica Gerdau S.A.; from 2012 to 2015, he was a member of the Strategy Committee of Vanguarda S.A.; from 2009 to 2017, he was a member of the Advisory Board of Amyris United States; he is a member of the Board of Directors, of the People Committee, and of the Audit Committee of Mosaic; since 2019, he is a member of the Board of Jalles Machado, and became chairman of the Board of Directors in 2021.



PHILIPPE ALARCON

GRADUATION AND PREVIOUS EXPERIENCES

Mr. Philippe is a member of the Company's Board of Directors since December 2020, and he was elected, in 2022, for office as vice-chairman of the Board of Directors. He was a member of the board of directors of the former controlling shareholder CBD from 2019 to February 2021. The executive is chief international coordination officer of Casino Group since 2011 and held various offices in Casino Group since he joined Casino Group in 1983. After holding office as manager in the Finance Department of Casino Group, he held various offices as Chief Financial Officer in several subsidiaries of Casino Group, including industrial subsidiaries, supermarkets, and restaurants. He started his international career in Poland, where he held office as Chief Financial Officer of Casino Poland for 8 years, and after that he held office as Chief Executive Officer of real estate business. In 2005, he returned to France to hold office as general manager of the real estate business of Casino Group until 2011, when he became an International Officer of Casino Group, which office he held until January 2021. He is also a member of the Board of Directors of Éxito Group since 2012, member of the Supervision Committee of Greenyellow, and Chief Executive Officer of Mayland Real State in Poland. Currently, Mr. Philippe Alarcon does not hold any other positions within the Casino Group besides the position in the Company and the positions mentioned above.

If the single group proposed is elected, the Company shall therefore have 2/3 of independent members. In this sense, upon verification of compliance by the independent members with the requirements established by CVM and B3, according to the statements presented by the respective independent members, the Company's Board of Directors evaluated the nominations and confirmed that the nominated directors Andiara Pedroso Petterle, José Guimarães Monforte, Julio Cesar de Queiroz Campos, Leila Abraham Loria, Leonardo Gomes Pereira, Luiz Nelson Guedes de Carvalho and Oscar de Paula Bernardes Neto observe the independence criteria established in CVM Resolution 80 and in the Novo Mercado Regulations.

The election of the members of the Company's Board of Directors shall take place through the majority voting system by single group, unless shareholders representing at least 5% of the Company's capital stock request adoption of the multiple vote process, at least 48 hours before the meeting (Article 141 of the Corporation Law and CVM Resolution 70). In the event of adoption of the multiple vote procedure, as many votes shall be attributed to each share as there are seats to be filled on the Board of Directors, and each Shareholder may freely allocate their votes among the candidates, and the candidates receiving the highest number of votes shall be elected. In such election, the presiding board shall inform those present of the number of votes needed to secure the election of a member.

As a result of the recent secondary public offerings issued by the Company, it no longer has defined control. Thus, the Management clarifies to the Shareholders that, due to the fact that current shareholding structure of the Company is dispersed, the right of separate election provided for in article 141, paragraphs 4 and 5 of the Corporation Law does not apply to the Company.

The information required in article 11 of CVM Resolution 81 regarding the candidates nominated to compose the Board of Directors is available as of the date hereof at the Company's headquarters, on the Company's Investor Relations website (https://ri.assai.com.br), on website of the CVM (www.gov.br/cvm) and B3 (www.b3.com.br) , and are also found in Exhibit 6 to this Proposal.

III. (c) To resolve on the characterization of the independence of the candidates for office as independent members of the Board of Directors

Pursuant to Exhibit K to CVM Resolution 80, article 17 of the Novo Mercado Regulations, and article 12, paragraph 2 of the Company's Bylaws, the characterization of those nominated to the Board of Directors shall be subject to resolution by the Company's Shareholders' Meeting, which may base its decision on the declaration, sent by the nominee for independent director to the board of directors, attesting to his/her qualification as an independent director and on the pronouncement of the company's board of directors as to whether or not the candidate falls under the independence criteria established in Resolution CVM 80 and in the Novo Mercado Regulations.

The aforementioned candidates for office as independent director signed declarations attesting to their compliance with the independence criteria established in CVM Resolution 80 and in the Novo Mercado Regulations.

The Company carried out a prior analysis regarding compliance with the applicable requirements for the characterization of independence of the candidates for office as independent members of the Board of Directors and the Board of Directors pronounced in favor of classifying the candidates in the independence criteria and proposed the nomination of Andiara Pedroso Petterle, José Guimarães Monforte, Julio Cesar de Queiroz Campos, Leila Abraham Loria, Leonardo Gomes Pereira, Luiz Nelson Guedes de Carvalho and Oscar de Paula Bernardes Neto for office as independent directors according to the Summary of the Minutes of the Board of Directors' Meeting held on March 28, 2023.

Considering the above, the Management recommends approval of the classification of Andiara Pedroso Petterle, José Guimarães Monforte, Julio Cesar de Queiroz Campos, Leila Abraham Loria, Leonardo Gomes Pereira, Luiz Nelson Guedes de Carvalho and Oscar de Paula Bernardes Neto as candidates for office as independent members.

Furthermore, the Company's Board of Directors evaluated the nomination and confirmed that the nominated candidates for office as members of the Board of Directors adhere to the Company's Nomination Policy.

III. (d) To elect the Chairman and Vice-Chairman of the Company's Board of Directors, pursuant to article 8, item III of the Company's Bylaws

The Company's Management proposes that Messrs. Oscar de Paula Bernardes Neto and José Guimarães Monforte to be elected for office as Chairman and Vice-Chairman of the Company's Board of Directors, respectively, pursuant to the provisions of article 8, item II of the Company's Bylaws.

IV. To establish the annual global compensation of the administrators for the fiscal year 2023

Compensation Model

The annual global compensation model of business managers aims to establish the best incentive for high performance, aiming at:

1. Retain the best and most experienced professionals
2. Conserve knowledge about the business and especially its strategies
3. Avoid losses of strategic resources and talent in critical and high positions impact on the Company

It also considers the challenging scenario of accelerated growth and increase in market share, consistently, for over 10 consecutive years, the constant adaptations in the governance model of the business, to ensure transparency, reliability, agility and autonomy required to maintain its pace of growth, the implementation of new products and services for its differentiation and, an extremely competitive market with many national and local players, which requires a constant search for innovation and evolution of our business, as well as an alignment of its managers with the present and future challenges of the business, being a model and example for other employees, with behaviors and attitudes that represent its culture and values.

To establish the Managers' compensation, the Company periodically conducts Market Surveys to evaluate whether the criteria and conditions it adopts are compatible with the segment and allow the retention of the best professionals, as well as analyze the necessity of proposing adjustments in some remuneration component that may be misaligned.

It must be emphasized that the surveys are conducted annually by specialized consultants that are recognized in the market and, specifically, for managers, we use the **Top Exec Survey by Korn Ferry**, which uses as benchmarks the large economic groups that operate in the country.


What the Company look for in Market Research
Structured companies with clear processes and defined criteria for managing people and compensation..
Compensation Structure
Regionalization
Regions where the company has a presence or from where it can lose/get employees.
MARKET
Similar Companies.
Business Model/ Port/ Governance
Specific sector of activity
Companies that operate in the same sector

Compensation components


Board of Directors(*)
Total Compensation
Direct Compensation
Total Cash
Salary
Coord. and Participations in Committees
Officers
Total Compensation
Direct Compensation
Total Cash
Salary
Short-Term Incentives
Long-Term Incentives
Benefits

(*) ILP Board: Granted until 2022, to Members of the Board of Directors who were previously employees of the former controller of the company in Brazil, thus ex-employees

* Upon approval by the shareholders' meeting the composition of the board's total compensation will change, as shown above.

Compensation Elements of the Board of Directors and Officers:

The Chairman of the Board and the Directors receive a fixed and additional earnings for the Coordination and Participation in Committees.

The Officers receive fixed and variable compensation with short-term and long-term incentives.

Statutory Officers Compensation Evolution

The table below shows the evolution of the executive's total compensation package over the last three years, i.e. the proportion between base salary, short-term incentives and long-term incentives (shares granted). It is important to note that a change in the ILP target for all executive officers was approved in 2022.


Evolution of the Compensation Mix
Long-term incentives
Short-term Incentive
Base Salary
14%
53%
33%
37%
38%
25%
38%
39%
23%
2021
2022
2023

Details of Compensation Elements

Component	Description	Indicator	Beneficiary
Fixed Salary	is a fair and competitive portion of compensation that reflects the executive's skills and experience. It is determined on the basis of competitive structures that take into consideration the know-how, problem solving and responsibility of each position. The Company organizes its structure by salary grades and the respective average salaries for each of these grades, seeking to maintain alignment with the average salary point in the market.	Not applicable	Board of Directors Statutory Officers Board Non-Statutory Officers Board
Benefits	It acts in addition to the salary as a reward strategy that complements the total Compensation. 1. Medical Assistance 2. Check up 3. Dental Reimbursement 4. Private pension plan 5. Fuel Card 6. Life Insurance 7. Others	Not applicable	Board of Directors* Statutory Officers Board Non-Statutory Officers Board
Short-Term Incentive (ICP)	Based on performance indicators aligned to the company's strategic planning, defined on the basis of the business plan, it considers quantitative and qualitative results and performance evaluation. The results of the Group and individual indicators are measured according to minimum, target and maximum achievements, which will be stipulated and approved, respectively, by the People and Culture Committee and the Board of Directors. The indicator's weight will define the % to be applied on the target, and the sum of these percentages will define the ICP result. To compose the total ICP value, there is an overall assessment of the achievements and results obtained by the business in the year, the Performance Score that may or may not accelerate the amount to be paid and must be approved by the People and Committee and the Board of Directors.	1. Net Sales – Same Stores 2. Net Margin, 3. General Expenses 4. Sales Administrative Expenses 5. EBITDA 6. Net Profit 7. Net Debt 8. Nº of Tickets (Transactions) 9. Market Share 10. ESG Indicator: - % Woman in leadership - Carbon Emission	Statutory Officers Board Non-Statutory Officers Board
Long-Term Incentive (ILP) – Restricted Stocks	% Distributed Stocks: 50% Vesting: 3 years Multiple Estimed: On the total % paid of ICP Lock-up: No Lck-up Granting Cycle: Annual Investiment: R$ 0,01 Stock Price: Uses average of last 20 trading sessions Performance Indicator: No Performance Indicator Exercise deadline: 6 months Maximum Dilution: 2% Payroll taxation: (INSS, FGTS, férias e 13º)	Not applicable	Board of Directors Statutory Officers Board Non-Statutory Officers Board
Long-Term Incentive (ILP) – Stock Options	% Distributed Stocks: 50% Eligible: Non-Statutory and Statutory Board Vesting: 3 years Multiple Estimed: On the total % paid of ICP Lock-up: 6 months Granting Cycle: Annual Investment: 80% of the stock value at grant Stock Price: Average of last 20 trading sessions Performace Indicator: Not applicable Exercise deadline: 6 months Maximum Dilution: 2% (blank): Not applicable	Not applicable	Board of Directors Statutory Officers Board Non-Statutory Officers Board

(*) ILP Board: Granted until 2022, to Members of the Board of Directors who were previously employees of the former controller of the company in Brazil, thus ex-employees

22 REAL X BUDGETED AND BUDGETED 23 – AND VARIATIONS

Executive Board and Board of Directors

				(Percentage)	
Discrimination	**2022 - Budget**	**2022 - Real**	**2023 - Budget**	**2022 - Budget *vs.* Real**	**2022 - Real *vs.* 2023 Budget**
Monthly and Short-Term Fees (ICP)	57.601.380,50	79.151.552,77	61.226.953,98	37%	-23%
Long-Term Fee (ILP)	12.224.728,00	12.921.266,59	34.337.333,48	6%	166%
Benefitis	1.996.523,32	2.881.287,79	1.323.701,25	44%	-54%
Charges	0,00	3.300.431,86	4.138.008,65	n/a	25%
Total	**71.822.651,82**	**98.254.539,01**	**101.025.997,37**	**37%**	**3%**

Details of the Short-Term Incentive (ICP)

The Short-Term Incentive (Profit Sharing Program) is defined based on the company's strategy and takes into consideration the targets and performance indicators aligned to the challenges and budget of the Company.

These goals and indicators are divided into 3 large groups with different weights:

- Business goals - Weight 50%
- Specific Board Goals (linked to business goals)- Weight 30%
- Individual contribution - Weight 20%

Contemplated quantitative and qualitative result indicators.

As an example, in recent years, the Company has used metrics for quantitative results based on the following indicators:

- Net Sales – Same Stores
- Net Margin
- General Administrative and Sales Expenses
- EBITDA
- Net Profit

- Net Debt
- Number of *Tickets* (transactions)
- *Market Share*
- ESG Indicators (% Women in Leadership positions and Reduction in carbon emissions)

Some of these indicators are strictly financial and directly linked to the growth and profitability goals, others are ESG indicators.

Details of the Long-Term Incentive (ILP)

As part of its long-term compensation strategy, the Company offers its Officers a Share-based model to encourage a greater alignment of interests between executives and shareholders.

The granting of shares has the following objectives:

(I) to attract and retain highly qualified officers linked to the Company;

(II) to enable the participation of the Company's officers in its capital and in the equity increases resulting from the results to which these officers and professionals have contributed; and

(III) align the interests of the officers and shareholders, encouraging high performance and ensuring their continuity in the Company's management.

It is the weight of each indicator that will define the percentage to be applied on the goal, and the sum of these percentages will define the result of the Profit Sharing Program for each individual. To calculate and determine the amount to be paid under the Profit Sharing Programs, the Company applies a method called Performance Score (aligned internally with the goals set by Assaí).:


Long-Term Incentives(ILP)
Stock Programs
Restricted Stock
Stock Options
+
It gets the name SERIES "B" followed by a number
It gets the name SERIES "C" followed by a number

It is worth mentioning that in the Restricted Share program, there is the effective transfer of a predetermined quantity of shares to the Officers, these shares are granted (Series B) after the completion of the vesting period, determined by an agreement, in which the Officers must remain in the company and achieve specific business goals. In this program, there is the payment of social contributions because it is considered remuneration. The main focus of this program is retention.

The Stock Options program offers the opportunity to the Officers to acquire shares (Series C) of the company, after the fulfillment of a vesting period at a predefined price at the time of the grant. It should be noted that the Company offers the possibility of investment by the Officers and it is up to them to decide whether or not to exercise the purchase option. The objective of this program is to encourage the Officers to become shareholders and perform their work well, increasing their commitment to the company, since the success of the company will reflect directly on the value of the shares acquired. If this goal is achieved, there is a possibility of an expressive gain for both parties. Another advantage is that because it is considered a business relationship (mercantile), there is no implication of social contributions.

General Program Rules:

- Both programs have a vesting period of **36 (thirty-six)** months from the Grant Date, and can only be exercised after the 37th (thirty-seventh) month;
- At the end of the 36-month period, the participant will have a period of **06 (six) months** to exercise their right to Purchase Shares (Series B and C);
- At the end of the 36-month period, the Participant receives the Stock Option Plan and the Company must inform:

  (I) the total stock option exercise price to be paid;

  (II) the transfer date to the Participant of the shares object of the Stock Option Plan, which shall occur after approval of the capital increase resulting from the exercise of the respective options by the Board of Directors;

  (III) the number of shares to be transferred to the Participant; and

  (IV) the term in which the Participant must pay the total exercise price in Brazilian currency.

- **The date of release of the Shares to the Officers** under both Programs occurs after approval (by the Board of Directors) of the capital increase resulting from exercise of the respective options.

(I) For SERIES B, the release is carried out with the Agency without lock-up (lock-up), thus the shares are already released for negotiation in the market;

(II) for C SERIES, the release is carried out with the Agency with lock-up for 06 months, this way the participant will only have his shares released for negotiation with the market after this period.

General Program Rules

	Rational	Restricted Shares	Stock Options
Percentage of the amount of shares	It is the criterion established to divide the total amount of shares between the two programs	50%	50%
Vesting Period	It is the vesting period for the acquisition (exercise) of shares, during which the share grant programs awarded to the participant cannot be exercised for the established period from the Grant Date and can only be exercised from the following month after this date.	03 years (36 months)	03 years (36 months)
Exercise Periodo (post-*vesting*)	The exercise period (exercise window) is the one that comes immediately after vesting, during which the quantity of shares related to that specific SERIES can be acquired by the participant.	06 months	06 months
Investment for the Acquisition of Shares	The amount that the participant in the program will have to pay when opting for the acquisition of shares after vesting.	The exercise price of each granted stock option corresponds to R$ 0.01 (one cent).	The exercise price of each granted stock option corresponds to 80% (eighty percent) of the average closing price of the ordinary shares issued by the Company traded in the last 20 (twenty) trading sessions of B3 SA.
Lock-up (lock-up period after delivery of the shares)	Lock-up period during which the program participant cannot carry out transactions with the acquired shares.	-	06 months
Withholding tax	All charges that apply to the amounts corresponding to the acquisition of the received shares.	Income tax withheld at source, at the exercise (27.5%), being deducted from the total grant value (deduction of the number of shares).	-

Statement of the Grant of Shares in the last 3 years

Number of shares granted

Year	Shares – B Series	Shares – C Series	Total	% Dilution/year
2021	363,045	363,045	726,090	0.10%
2022	2,163,187	1,923,570	4,086,757	0.30%
2023[1]	3,517,448	2,069,135	5,586,583	0.41%
		GRANT TOTAL	10,399,430	
		% DILUTION	0.77%	

[1]share grant preview

Number of shares granted Statutory Directors

Year	Shares – B Series	Shares – C Series	Total	% Dilution/year
2021	88,600	88,600	177,200	0.01%
2022	820,825	820,825	1,641,650	0.12%
2023[1]	2,396,237	947,924	3,334,161	0.25%
		GRANT TOTAL	5,163,011	
		% DILUTION	0.38%	

[1]share grant preview

	TOTAL NUMBER OF SHARES
Assaí Shares	1,349,225,26

Executive Compensation Evolution

As a result of a review in the executive compensation strategy mix and of the search for continuous improvement in our programs, which included listening to shareholders, surveys of salary practices on the market (within our own and other segments), analysis of the national and local competition, and a deep reflection on the current moment of the business and its future challenges for growth and expansion, aiming to ensure its continuity plan. Possible needs for revision in our Compensation Model will be addressed in discussions with the New Board of Directors of the Company.

The Management proposes the approval of the annual global compensation of the administrators and Fiscal Council for the fiscal year of 2023, in the total amount of R$ 105,093,182.04, distributed as follows:

I. Executive Board: up to R$ 79,329,409.56, note that this amount includes the expense arising from contracts entered into with the Officers in relation to the Company's Stock Option Plans, which do not have the nature of remuneration for labor purposes.

II. Board of Directors: up to R$25,200,444.49, note that this amount includes the expense arising from the agreements entered into with the members of the Board of Directors in relation to the Company's Stock Option Plans, which are not of the nature of compensation for labor purposes. Furthermore, these amounts include extraordinary expenses with dismissals in the context of changes in senior management.

The values related to the termination of a former administrator of the Company, consisting of the anticipation of vesting of 985,049 shares of the Company already granted in Series 7 and 9 (calculated on a net basis of all taxes, fees, and withholdings), pursuant to the Company's Stock Option Compensation Plan, are included in the calculation of the annual total remuneration of the administrators for the 2023 fiscal year to be approved at the Shareholders Meeting.

In compliance with article 13, section I, of CVM Resolution 81, the Management presents the table below summarizing the main variations in the proposed remuneration for 2023 and the amounts effectively realized in 2022:

Executive Board and Board of Directors

Discrimination	2022	2023
Monthly and Short-Term Fees (ICP)	79,151,552.77	78,803,079.76
Long-Term Fees (ILP)	12,921,266.59	20,265,064.39
Benefits	2,881,287.79	1,323,701.25
Charges	3,300,431.86	4,138,008.65
Total	98,254,539.01	104,529,854.05

Furthermore, in compliance with article 13, section II, of CVM Resolution 81, the Management presents, in **Exhibit 3** to the Management Proposal, the information required under item 8 of the New Reference Form, pursuant to item 8 of Annex C of CVM Resolution 80.

Exhibits


ASSAÍ
ATACADISTA

EXHIBIT 1
Report Detailing the Origin and Justification of the Proposed Amendments

Below is a comparative table between the version currently in effect and the proposed amendments to the Company's Bylaws.

Current Wording	Comparative Wording of Proposed Amendments	Origin, Justifications, and Economic or Legal Effects of the Proposed Amendments
ARTICLE 4 - The Company's capital stock is R$1,263,218,380.83 (one billion, two hundred and sixty-three million, two hundred and eighteen thousand, three hundred and eighty reais and eighty-three cents), fully subscribed and paid-up, divided into 1,349,165,394 (one billion, three hundred and forty-nine million, one hundred and sixty-five thousand, three hundred and ninety-four) common shares, all nominative, registered and without par value.	**ARTICLE 4** - The Company's capital stock is R$~~1,263,218,380.83~~1,265,010,495.38 (one billion, two hundred and sixty-~~three million, two hundred and eighteen thousand, three hundred and eighty reais and eighty-three~~five million, ten thousand, four hundred and ninety five reais and thirty eight cents), fully subscribed and paid-up, divided into ~~1,349,165,394~~1,350,256,496 (one billion, three hundred and ~~forty-nine~~fifty million, ~~one~~two hundred and ~~sixty-five~~fifty-six thousand, ~~three~~four hundred and ninety-six~~four~~) common shares, all nominative, registered and without par value.	Update of the Company's fully subscribed and paid-in capital stock in the Bylaws, within the authorized capital, due to the exercise of stock options, pursuant to the Company's capital increase approved at the Company's Board of Directors' meetings held on February 15 and March 28, 2023. The Company's Management does not envisage any economic or legal effects in said amendment.
ARTICLE 15 ... No correspondence	**Paragraph 2** - The Chairman or, in his absence, the Vice-Chairman of the Board of Directors, will have, in addition to its own vote, the deciding vote, in the event of a tie voting due to the eventual composition of a	Inclusion of rule for tie-breaking in Board of Directors' resolutions to avoid the failure to pass resolutions due tie vote. The Company's Management does not envisage any economic or legal effects in

Current Wording	Comparative Wording of Proposed Amendments	Origin, Justifications, and Economic or Legal Effects of the Proposed Amendments
	pair number members of Board of Directors.	said amendment.
ARTICLE 17 ... (p) to resolve on the acquisition, disposal, creation of liens, encumbrance of any assets, including real property, of the Company or the making of any other investment by the Company in an individual or aggregate value during a fiscal year in excess of the amount in *Reais* equivalent to twenty million U.S. dollars (US$20,000,000.00) or in excess of the amount corresponding to one percent (1%) of the Company's shareholders' equity at the time, as determined in its most recent balance sheet or quarterly financial statement, whichever value is greater;	**ARTICLE 17** (...) (p) resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year ~~that exceeds the amount in Reais~~ equivalent ~~to US$ 20,000,000.00 (twenty million U.S. dollars)~~ or that exceeds the amount corresponding to ~~1% (one~~ zero point three percent (0.3%) of the Company's net income~~equity~~ at the time, as determined in its most recent balance sheet or quarterly financial statement~~, whichever amount is greater~~;	Increase in the value of said authority of the Company's Board of Directors to update the authority values that are outdated in relation to the current stage of evolution and size of the Company. The Company's Management does not envisage any economic or legal effects in said amendment.
ARTICLE 17 ... (r) to resolve on any association of the Company with third parties that involves individual or aggregate investment,	**ARTICLE 17** ... (r) to resolve on any association of the Company with third parties that involves individual or aggregate investment over a	Increase in the value of said authority of the Company's Board of Directors to update the authority values that are outdated in relation to the current stage of evolution and size of the Company.

Current Wording	Comparative Wording of Proposed Amendments	Origin, Justifications, and Economic or Legal Effects of the Proposed Amendments
throughout a fiscal year, in excess of the amount in *Reais* equivalent to twenty million U.S. dollars (US$20,000,000.00) or in excess of the amount corresponding to one percent (1%) of the Company's shareholders' equity at the time, as determined in its most recent balance sheet or quarterly financial statement, whichever value is greater;	fiscal year that exceeds the amount in Reais equivalent to US$ ~~2~~5~~0~~0,000,000.00 (~~twen~~fifty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever amount is greater;	The Company's Management does not envisage any economic or legal effects in said amendment.
ARTICLE 17 … No correspondence	(s) to resolve, regardless of the transaction amount, on the acquisition of equity interest by the Company in other companies, corporations, partnerships, associations (for-profit or not-for-profit) and/or consortia;	Inclusion of the power to involve the Board of Directors in M&A projects, which in essence are of a strategic nature. The Company's Management understands that said amendment aims to increase the level of governance with regard to approvals for the acquisition of equity interests by the Company in other companies, creating new powers for the Board of Directors not previously provided for in the Bylaws.
ARTICLE 17 … No correspondence	(t) to resolve about guarantees granted by the Company, of any nature and amount, with respect to obligations assumed with third parties that are not controlled companies of the Company, establishing the limits in which the Company's Executive	The Company's Management understands that said amendment aims to increase the level of governance with regard to the approval of the provision of guarantees in favor of third parties, creating a new power of the Board of Directors not previously

Current Wording	Comparative Wording of Proposed Amendments	Origin, Justifications, and Economic or Legal Effects of the Proposed Amendments
	Officers may approve the granting of guarantees without the prior authorization of the Board of Directors;	provided for in the Bylaws.
ARTICLE 22 – The Executive Board shall be comprised of a minimum of three (3) and a maximum of eight (8) members, shareholders or not, residing in the Country, elected and removable by the Board of Directors, of whom one (1) shall be necessarily appointed to the position of Chief Executive Officer and one (1) shall be necessarily appointed to the position of Chief Investor Relations Officer; moreover, there may be one (1) Chief Administrative and Financial Officer, one (1) Chief Commercial Officer, and one (1) Chief Operating Officer, and the others shall be Executive Vice Presidents and Officers without special designation, it being understood that accumulation of such positions shall be permitted.	**ARTICLE 22** - The Board of Executive Officers shall comprise at least three (3) and at most eight (8) members, shareholders or not, resident in the country, elected and dismissible by the Board of Directors, one (1) of whom shall necessarily be appointed as Chief Executive Officer and one (1) as Investor Relations Officer, and there may also be one (1) Chief Administrative Financial Officer, one (1) Commercial Vice-President Officer, one (1) Operating Vice-President Officer and the others Executive Vice-Presidents and Officers without special designation, and overlapping of these positions is allowed.	Inclusion of the position of "Vice President" in the Chief Commercial and Operating Officer titles. The Company's Management does not envisage any economic or legal effects in said amendment.
ARTICLE 29 – The Chief Commercial Officer shall, in addition to his other duties assigned by the Board of Directors, shall have the following special duties:	**ARTICLE 29** - In addition to the duties conferred by the Board of Directors, the Commercial Vice-President Officer shall be especially in charge of:	Exclusion of powers of the Chief Commercial Officer relating to the definition and execution of a marketing plan and in the definition of human resources policies.

Current Wording	Comparative Wording of Proposed Amendments	Origin, Justifications, and Economic or Legal Effects of the Proposed Amendments
(a) to act in the definition of the strategic planning of the Company; (b) to define and execute a marketing and sales plan; (c) to manage sales quality; (d) to participate in the definition of human resources policies; and (a) (e) to communicate primarily in order to disseminate information to the target audience of the Company.	(a) to act in the definition of the Company's strategic planning; (b) to define and execute the ~~marketing and~~ sales plan; (c) to manage the quality of sales; <u>and</u> ~~participating in the definition of human resources policies; and~~ (d) communicating primarily to disseminate information to the public of interest to the Company.	The Company's Management does not envisage any economic or legal effects in said amendment.
ARTICLE 30 – The Chief Operating Officer shall, in addition to his other duties assigned by the Board of Directors, shall have the following special duties: (a) to establish commercial guidelines and operations; (b) to coordinate human resources and manage material and financial resources; (c) to direct commercial operations; (d) to participate in marketing activities;	**ARTICLE 30** - It is incumbent upon the Chief Operating <u>Vice-President</u> Officer, in addition to the duties conferred upon him by the Board of Directors, to: (a) to establish trade guidelines and operations; (b) to ~~coordinate human resources and~~ manage material and financial resources;	Exclusion of powers of the Chief Operating Officer relating to the coordination and human resources and participate in marketing activities. The Company's Management does not envisage any economic or legal effects in said amendment.

Current Wording	Comparative Wording of Proposed Amendments	Origin, Justifications, and Economic or Legal Effects of the Proposed Amendments
(e) to implement branches and sales representation offices; and (a) (f) to communicate at seminars, lectures, interview, and commercial contacts and negotiations with customers and distributors.	(c) to direct trade operations; ~~to participate in marketing activities;~~ (d) to establish branch offices and commercial representations; and	

EXHIBIT 2

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

Brazilian taxpayers' registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

CHAPTER I
NAME, HEADQUARTERS, OBJECT AND DURATION

ARTICLE 1 - SENDAS DISTRIBUIDORA S.A. ("Company") is a joint stock company, headquartered at Avenida Ayrton Senna, 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the city and state of Rio de Janeiro, Federative Republic of Brazil, which hereinafter shall be governed by these Bylaws, by Law 6404 of December 15, 1976 ("Law 6404/76"), as amended, and other legal provisions in effect.

Sole Paragraph - With the Company's admission to the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão ("Novo Mercado" and "B3", respectively), the Company, its shareholders, including controlling shareholders, managers and fiscal council members, when installed, are subject to the provisions of the Novo Mercado Regulation.

ARTICLE 2 - The Company's business purpose is the commercialization of manufactured products, semi-manufactured or "in natura", domestic or foreign, of all and any kind and species, nature or quality.

Paragraph 1 - The Company may also perform the following activities:

(a) the industrialization, processing, manipulation, transformation, export, import and representation of products, food or non-food, for its own account or for the account of third parties;

(b) international trade, including coffee;

(c) import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements;

(d) the general commerce of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies, or Manipulation Pharmacies for each specialty;

(e) the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(f) the commerce of products, drugs and veterinary medications in general; veterinary office, clinic and hospital and "pet shop" with bath and grooming services;

(g) the rental of any recorded media;

(h) rendering services of photographic, cinematographic and similar studios;

(i) practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third party real estate;

(j) acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, owning and making any operations and transactions of its own interest or of the principals;

(k) the provision of data processing services;

(l) the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of building materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(m) application of household sanitizing products;

(n) the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(o) the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related branches, in compliance with the legal restrictions;

(p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(q) the performance of studies, analysis, planning and market research;

(r) to carry out tests for launching new products, packages and brands;

(s) the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(t) the rendering of services of administration of food, meal, pharmacy, fuel and transportation voucher cards and other cards that result from activities related to its corporate objective;

(u) the leasing and sub-leasing of own or third-party movable property;

(v) the rendering of services in the management area;

(w) representation of other domestic or foreign companies and participation as a partner or shareholder in the capital stock of other companies, whatever their form or purpose, and in commercial undertakings of any nature;

(x) agency, brokerage or intermediation of securities and tickets;

(y) services related to collections, receipts or payments in general, of securities, bills or carnets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by attendance machines; provision of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

(z) rendering of parking, lodging and guarding services for vehicles;

(aa) importing beverages, wines and vinegars;

(bb) snack bars, tea houses, juice houses and similar establishments;

(cc) trade in seeds and seedlings;

(dd) trade in telecommunications products; and; e

(ee) import, distribution and commercialization of toys, metal pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bicycles, monoblock plastic chairs and lamp.

Paragraph 2 - The Company may render sureties or guarantees in businesses of its interest, forbidding those of mere favor.

ARTICLE 3 - The Company's duration is indeterminate.

CHAPTER II
SHARE CAPITAL AND SHARES

ARTICLE 4 - The Company's capital stock is R$~~1,263,218,380.83~~1,265,010,495.38 (one billion, two hundred and sixty-~~three million, two hundred and eighteen thousand, three hundred and eighty reais and eighty-three~~five million, ten thousand, four hundred and ninety-five reais and thirty-eight cents), fully subscribed and paid-up, divided into ~~1,349,165,394~~ 1,350,256,496 (one billion, three hundred and ~~for~~fifty-nine million, ~~one~~two hundred and ~~sixty-five~~fifty-six thousand, ~~three~~four hundred and ninety-six~~four~~) common shares, all nominative, registered and without par value.

Paragraph 1 - The shares representing the capital stock are indivisible with respect to the Company and each common share entitles its holder to one vote at the General Meetings.

Paragraph 2 - The shares shall be in book-entry form and shall be kept in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

Paragraph 3 - The cost of services of transfer of ownership of book-entry shares charged by the depositary financial institution may be passed on to the shareholder, as authorized by Article 35, paragraph 3 of Law 6,404/76, in compliance with the maximum limits determined by the Brazilian Securities and Exchange Commission.

Paragraph 4 - The Company may not issue preferred shares and founder's shares.

ARTICLE 5 - The Company is authorized to increase its capital stock by resolution of the Board of Directors and regardless of statutory reform, up to the limit of 2,000,000,000 (two billion) common shares.

Paragraph 1 - The Company's authorized capital limit may only be modified by resolution of the General Meeting.

Paragraph 2 - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons providing services to it.

ARTICLE 6 - Issues of shares, subscription bonus or debentures convertible into shares up to the limit of the authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of the preemptive right, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - With the exception of the provision in the caption sentence of this Article, the shareholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company's capital increases, the exercise of this right being governed by the applicable legislation.

CHAPTER III

GENERAL MEETING

ARTICLE 7 - The General MeetingMeeting is the shareholders' meeting, which may be attended by themselves or by representatives constituted pursuant to the Law, in order to deliberate on matters of the Company's interest.

ARTICLE 8 - Without prejudice to the provisions in article 123, sole paragraph, of Law 6,404/76, the General MeetingMeeting shall be convened, installed and presided over by the Chairman of the Board of Directors, or in his absence, by the Vice-Chairman of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors, and shall have the following attributions, without prejudice to the other duties set forth by law

i. reform the Bylaws;

ii. elect or dismiss, at any time, the members of the Board of Directors (and of the Fiscal Council, when installed) of the Company, as well as define the number of positions in the Board of Directors (and of the Fiscal Council, when installed);

iii. designate the Chairman and Vice-Chairman of the Board of Directors;

iv. take, annually, the management accounts and deliberate about the financial statements presented by them, the destination of the net profit of the fiscal year;

v. approve the issuance of shares, subscription warrants, debentures convertible into shares of its own issuance or any securities, securities or other rights or interests that are exchangeable or convertible into shares of its own issuance, without prejudice to the powers of the Board of Directors set forth in Article 5 and Article 17(g);

vi. deliberate about the evaluation of assets with which the shareholder contributes for the formation of the capital stock;

vii. resolve on the transformation, merger, incorporation (including merger of shares) and spin-off of the Company, or any other form of restructuring of the Company;

viii. eliberate about the Company's dissolution and liquidation and elect and dismiss liquidator(s);

ix. examine and approve the liquidator(s) accounts;

x. defining the annual global remuneration of the members of the Board of Directors, Executive Board and Fiscal Council, if installed; and

xi. approve the execution of transactions with related parties, as defined in the applicable accounting rules, the individual or aggregate amount of which throughout a fiscal year exceeds one hundred million reais (R$100,000,000.00), observed that the shareholders representing related parties in the transaction shall abstain from voting.

Sole Paragraph - The value mentioned in item (xi) of Article 8 will be corrected annually from January 1, 2023, due to the positive variation, occurred in the previous year, of the National Broad Consumer Price Index - IPCA, calculated and disclosed by the Brazilian Institute of Geography and Statistics - IBGE, or another index that will replace it.

ARTICLE 9 - For any resolution of the General Meeting, the approval of shareholders representing, at least, the majority of votes of those present shall be necessary, blank votes not being counted, save the exceptions foreseen by law and applicable regulations.

ARTICLE 10 - The Ordinary General Meeting shall have the attributions established by law and shall be held within the first four-month period subsequent to the closing of the fiscal year.

Sole Paragraph - Whenever necessary the General Meeting may be installed on an extraordinary basis, and may be held concomitantly with the Ordinary General Meeting.

CHAPTER IV
ADMINISTRATION

ARTICLE 11 - The Board of Directors and the Executive Board shall be in charge of the Company's management.

Paragraph 1 - The managers' investiture is conditioned to the execution of instrument of investiture, which shall contemplate their subjection to the arbitration clause referred to in Article 42.

Paragraph 2 - The term of office of the members of the Board of Directors and Executive Officers shall extend until the investiture of their respective successors.

Paragraph 3 - Minutes shall be drawn up in a proper book of the meetings of the Board of Directors and the Board of Executive Officers, which shall be signed by the members of the Board of Directors and the Executive Officers present, as the case may be.

Section I
Board of Directors

ARTICLE 12 - The Board of Directors is formed by at least three (3) and at most nine (9) members, elected and dismissible by the General Meeting, with a unified term of office of two (2) years, reelection being allowed.

Paragraph 1 - Except in the case of election of the members of the Board of Directors by means of the multiple vote procedure, in the event of vacancy in the position of Board Member, it shall be incumbent upon the Board of Directors to elect a substitute to fill the position on a definitive basis until the end of the respective term of office. In the event of simultaneous vacancy of most of the positions, the General Meeting shall be convened to hold a new election.

Paragraph 2 -Of the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, must be independent directors, as defined in the Novo Mercado Regulations. The characterization of the nominees to the Board of Directors as independent directors must be deliberated at the General Meeting that elects them, and the members of the Board of Directors elected under the option provided for in Article 141, paragraphs 4 and 5 of Law 6404/76, in the event of a controlling shareholder, shall also be considered independent.

Paragraph 3 - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fraction number, the Company shall proceed with the rounding up to the immediately superior whole number.

ARTICLE 13 - The Board of Directors shall have one (1) Chairman and one (1) Vice Chairman, elected by the General Meeting.

Paragraph 1 - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Paragraph 2 - In the event of vacancy of the Chairman's position or impediment of the Chairman, the Vice Chairman shall automatically take over such position, remaining until the end of the respective term of office or, should a General Meeting be convened for the election of a new Chairman, until his respective investiture.

Paragraph 3 - In the event of vacancy of any Vice Chairman position, the Board of Directors shall elect his deputy pursuant to Article 12, paragraph 1 herein.

Paragraph 4 - In the event of Chairman's absence or temporary impairment, the Board of Directors' meetings shall be chaired by the Chairman.

ARTICLE 14 - The Board of Directors shall meet, ordinarily, at least six times a year, to review the Company's financial and other results and to review and monitor the annual investment plan, and extraordinarily, at any time, whenever necessary.

Paragraph 1 - It is incumbent upon the Chairman or, in the Chairman's absence, the Vice-Chairman to call the meetings of the Board of Directors, on his own initiative or at the written request of any board member.

Paragraph 2 - The Board of Directors' meeting calls shall be made by electronic

means or letter, at least seven (7) days prior to the date of each meeting, specifying time and place for the first and, if applicable, second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be waived whenever all of the acting Directors are present at the meeting, or by prior written agreement of the absent Directors.

Paragraph 3 - The minimum "quorum" required for the instatement of the Board of Directors' meetings is the presence of at least half of its acting members, at first call, and of any number of Board members, at second call, considering present, including those represented as authorized herein.

ARTICLE 15 - The meetings of the Board of Directors shall be presided over by its Chairman and in his absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1 - The Board of Directors' resolutions shall be taken by the favorable vote of the majority of its members present, pursuant to the provisions of Article 14, paragraph 3 herein. The members of the Board of Directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication, which allows the identification of the member and simultaneous communication with all other persons attending the meeting. In this case, the members of the board of directors shall be considered present at the meeting and must subsequently sign the corresponding minutes.

Paragraph 2 - The Chairman or, in his absence, the Vice-Chairman of the Board of Directors, will have, in addition to its own vote, the deciding vote, in the event of a tie voting due to the eventual composition of a pair number members of Board of Directors.

Paragraph 3 - In the event of absence or temporary impediment not resulting from a conflict of interest of any member of the Board of Directors, the absent member of the Board of Directors may appoint, in writing, among the other members of the Board of Directors, the one who shall replace him/her. In this case, the director replacing the temporarily absent or impeded director as provided above shall, in addition to his own vote, cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors shall approve any amendments to the Internal Regulations and shall elect an Executive Secretary, who shall be in charge of performing the duties defined in the Internal Regulations, as well as issuing certificates and attesting, before third parties, the authenticity of the deliberations taken by the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors shall be responsible for

(a) to set the general direction of the Company's business;

(b) approving or altering the Company's investment plan;

(c) electing and dismissing the Company's Officers, establishing their attributions and appointments;

(d) deciding on the individual compensation of the Board of Directors and the Executive Officer;

(e) inspecting the management of the Executive Officers, examining, at any time, the Company's books and papers, requesting information on contracts signed or about to be signed and any other acts;

(f) to call a General Meeting of Stockholders;

(g) expressing an opinion on the Management report, the Executive Board's accounts and the Company's financial statements;

(h) deciding on the issue of shares, subscription warrants or debentures convertible into shares up to the limit of authorized capital, setting the respective price and conditions of payment;

(i) choosing and dismissing the independent auditors, with due regard for the recommendation of the Audit Committee;

(j) issuing an opinion on any proposal by the Executive Board to the General Meeting;

(k) authorizing the acquisition of shares of the Company itself, for the purpose of cancellation or holding in treasury, with due regard for applicable regulations;

(l) developing, jointly with the Executive Board, and approving a plan for the participation of employees and managers in the Company's results and the granting of additional benefits to employees and managers linked to the Company's results ("Profit Sharing Plan");

(m) establish the amount of the employees' and managers' participation in the Company's results, observing the pertinent legal provisions, the Bylaws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results, and also in relation to the granting of stock options for the Company, shall be limited to fifteen percent (15%) of the result of each fiscal year, after the deductions of Article 189 of Law no. 6,404/76, with due regard for the legal provisions in force. 6,404/76, observing that the participation of employees and managers in the results may not exceed the annual compensation of the managers or one tenth (0.1) of the profits, whichever is smaller, under the terms of Paragraph 1 of Article 152 and Article 190 of Law 6,404/76;

(n) establishing the limit of shares to be issued under the Company's Stock Option Plan previously approved by the General Meeting, with due regard for the limit of authorized capital and the limit provided for in item "m" above;

(o) establishing Committees, which will be responsible for elaborating proposals or making recommendations to the Board of Directors, defining their respective attributions in accordance with the provisions of these Bylaws and setting the compensation of their members;

(p) resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year ~~that exceeds the amount in Reais~~ equivalent ~~to US$ 20,000,000.00 (twenty million U.S. dollars)~~ or that exceeds the amount corresponding to ~~1% (one~~ zero point three percent (0.3%) of the Company's net ~~equity~~income at the time, as determined in its most recent balance sheet or quarterly financial statement~~, whichever amount is greater~~;

(q) to decide on (i) any financial operation involving the Company, including the granting or taking of loans, in an amount exceeding, per transaction, ½ (half) of the EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation, and (ii) any issue of debentures that are not convertible into shares;

(r) to resolve on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Reais equivalent to US$ ~~2~~50,000,000.00 (~~twen~~fifty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever amount is greater;

(s) to resolve, regardless of the transaction amount, on the acquisition of equity interest by the Company in other companies, partnerships, associations (whether for profit or not) and/or consortium;

(t) to resolve on the granting of guarantees by the Company, of any nature and value, in relation to obligations assumed with third parties that are not controlled by the Company, setting the limits within which the Company's Officers may approve the granting of guarantees without prior authorization of the Board of Directors;

(u) preparing and disclosing a grounded opinion, favorable or against the acceptance of any public offer for the acquisition of shares that have as their object the shares issued by the Company, under the terms of the Novo Mercado Regulations; and

(v) to decide on any alteration to the Company's dividend distribution policy.

Sole Paragraph - In the case of decisions to be made by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or the Executive Board, it will be incumbent upon the Board of Directors to guide the vote of the Company's managers, in the case of decisions taken at a general meeting, partners' meeting or equivalent body, or the vote of the managers elected or nominated by the Company for the management bodies of such companies, when the resolution falls under items (p), (q), ~~and~~ (r), (s) and (t) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statements of the controlled or invested companies.

Section II

Audit Committee and Other Auxiliary Management Bodies

ARTICLE 18 - The Audit Committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent board member, and at least one (1) must have recognized experience in corporate accounting matters.

Paragraph 1 - The same member of the Audit Committee may accumulate both characteristics referred to in the caput.

Paragraph 2 - The members of the Audit Committee must be elected by the Board of Directors and meet the applicable independence requirements provided for in the rules of the Brazilian Securities and Exchange Commission and the Novo Mercado Regulation.

Paragraph 3 - The activities of the Coordinator of the Audit Committee are defined in its internal regulation, approved by the Board of Directors.

ARTICLE 19 - The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, reappointment for successive terms of office being allowed, in compliance with the terms of the Board of Directors' internal regulation.

Paragraph 1 - During the course of their mandates, the members of the Audit Committee may only be replaced in the following cases:

(a) death or resignation;

(b) unjustified absence to three (3) consecutive meetings or six (6) alternate meetings per year; or

(c) reasoned decision by the Board of Directors.

Paragraph 2 - In the event of vacancy in the office of Audit Committee member, it shall be incumbent upon the Board of Directors to elect the person who shall complete the term of office of the replaced member.

Paragraph 3 - It is incumbent upon the Audit Committee, among other matters:

(a) to opine on the hiring and dismissal of independent audit services;

(b) evaluate the management report, the financial statements, interim statements and the Company's quarterly information, making the recommendations deemed necessary to the Board of Directors;

(c) to monitor the activities of the Company's internal audit and internal controls area;

(d) evaluating and monitoring the Company's risk exposures;

(e) evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies, including the policy of transactions between related parties; and

(f) have means for receiving and treating information about the noncompliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecast of specific procedures for protecting the supplier and the confidentiality of the information.

ARTICLE 20 - The eventual installation of the Fiscal Council, pursuant to Law 6404/76 and Chapter V below, will not prejudice the functioning and attributions of the Audit Committee.

ARTICLE 21 - The Board of Directors may constitute other Committees, with the composition it determines, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas of operation, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors will have the same duties and responsibilities as those of the managers.

Section III

The Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers shall comprise at least three (3) and at most eight (8) members, shareholders or not, resident in the country, elected and dismissible by the Board of Directors, one (1) of whom shall necessarily be appointed as Chief Executive Officer and one (1) as Investor Relations Officer, and there may also be one (1) Chief Administrative Financial Officer, one (1) Commercial Vice-

President Officer, one (1) Operating Vice-President Officer and the others Executive Vice-Presidents and Officers without special designation, and overlapping of these positions is allowed.

Sole Paragraph - The term of management of the members of the Board of Executive Officers is two (2) years, reelection being allowed.

ARTICLE 23 - The Officers shall carry out the general duties set forth in these ByLaws and those assigned to them by the Board of Directors, keeping mutual collaboration and aiding each other in the exercise of their positions and duties.

Paragraph 1 - The specific duties and titles of each one of the Executive Officers shall be defined by the Board of Directors.

Paragraph 2 - In the cases of temporary or definite vacancy, absence, leave of absence, impediment or removal, the Officers shall replace one another as follows:

(a) in case of absence or temporary impediment that does not arise from a situation of conflict of interest of the Chief Executive Officer, he shall appoint a person to replace him; and, in case of vacancy, the Board of Directors shall elect a replacement within up to thirty (30) days, who shall complete the term of office of the replaced Chief Executive Office;

(b) in case of absence or temporary impediment of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a substitute within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Board of Executive Officers shall meet when convened by the Chief Executive Officer, or also when convened by half of the acting Officers.

Sole Paragraph - The minimum quorum for the installation of the Board of Executive Officers' meetings is of at least one third (1/3) of its acting members, and its deliberations shall be made by majority vote of those present. In the event of a tie in the deliberations of matters subject to the approval of the Board of Executive Officers, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities which may be assigned by the General Meeting and by the Board of Directors, it is incumbent upon the Executive Board, without prejudice to other legal attributions:

(i) to manage the corporate business and enforce these Bylaws;

(ii) to comply with the corporate purpose;

(iii) approving plans, programs and general operating, management and control norms in the interest of the Company's development, observing the guidelines established by the Board of Directors;

(iv) preparing and submitting to the Annual General Meeting a report on the Company's business activities, instructing them with the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Audit Committee, when applicable;

(v) directing all the Company's activities, giving them the guidelines set by the Board of Directors and appropriate to the achievement of its objectives;

(vi) proposing to the Board of Directors the investment plans and programs;

(vii) authorizing the opening and closing of branches, agencies, branches, warehouses and/or the establishment of delegations, offices and representations anywhere in Brazil or abroad;

(viii) expressing an opinion on the matters on which the Board of Directors may request specific appraisal; and

(ix) developing, jointly with the Board of Directors, and executing the Profit Sharing Plan.

ARTICLE 26 - It is the Chief Executive Officer's duty, especially

(a) to plan, coordinate, direct and manage all of the Company's activities, exercising executive and decision-making functions, except for those activities that must be performed with a report to the Board of Directors or its committees;

(b) to exercise general supervision over all the Company's business, coordinating and guiding the activities of the other Executive Officers;

(c) convening and installing the meetings of the Executive Board;

(d) coordinating and conducting the process of approving the annual/multi-annual budget and the investment and expansion plan with the Board of Directors; and

(e) suggesting appointments and respective candidates for positions in the Company's Executive Board and submitting such suggestion to the approval of the Board of Directors.

ARTICLE 27 - In addition to the duties conferred by the Board of Directors and other duties conferred by applicable law or regulation, the Investor Relations Officer shall be especially responsible for

(a) to represent the Company separately before the Brazilian and foreign Securities and Exchange Commission ("CVM"), other controlling entities and other institutions of the financial and capital markets;

(b) to provide information to the investing public, the CVM, the stock exchanges on which the Company has its securities admitted for trading and other bodies related to the activities developed in the capital markets, pursuant to applicable legislation, in Brazil and/or abroad; and

(c) to take measures to keep the registration as publicly-held company updated before CVM.

ARTICLE 28 - It is incumbent upon the Chief Administrative Financial Officer, in addition to the duties conferred by the Board of Directors, to:

(a) to exercise the management of the Company's administrative services, financial operations and risks;

(b) participating in the formulation and execution of the Company's strategies and business plans; and

(c) managing human resources, administering material resources and outsourced services of its competence area.

ARTICLE 29 - In addition to the duties conferred by the Board of Directors, the Commercial Vice-President Officer shall be especially in charge of:

(a) to act in the definition of the Company's strategic planning;

(b) to define and execute the ~~marketing and~~ sales plan;

(c) to manage the quality of sales; and

~~participating in the definition of human resources policies; and~~

(d) communicating primarily to disseminate information to the public of interest to the Company.

ARTICLE 30 - It is incumbent upon the Operating Vice-President Officer, in addition to the duties conferred upon him by the Board of Directors, to:

(a) to establish trade guidelines and operations;

(b) to ~~coordinate human resources and~~ manage material and financial resources;

(c) to direct trade operations;

(d) to establish branch offices and commercial representations; and

(e) to communicate in seminars, lectures, interviews and in contacts and commercial negotiations with clients and distributors.

ARTICLE 31 - It is incumbent upon the other Officers to assist the Chief Executive Officer in all the tasks he shall assign them, carry out the activities related to the duties granted to them by the Board of Directors and practice all the acts necessary for the regular operation of the Company, provided they are authorized by the Board of Directors.

ARTICLE 32 - The Officers shall represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts binding the Company.

Paragraph 1 - In the acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company shall contain validity term, except those for judicial purposes, in addition to the description of powers granted, which may encompass any and all acts, including those of banking nature.

Paragraph 2 - For the acts involving acquisition, encumbrance or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company shall be represented, mandatorily, by two (2) Officers, two (2) attorneys-in-fact or one (1) Officer and one (1) attorney-in-fact, jointly, and one (1) of them must be the Chief Executive Officer or an attorney-in-fact appointed by two (2) Officers, and one of them must be the Chief Executive Officer.

Paragraph 3 - The Company shall be deemed bound when represented:

(a) jointly by two (2) Executive Officers;

(b) jointly by one (1) Officer and one (1) attorney-in-fact, appointed pursuant to these Bylaws;

(c) jointly by two (2) attorneys-in-fact, appointed under the terms of these By-Laws; or

(d) individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power of attorney and according to the extent of the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 33 - The Company shall have a non-permanent Fiscal Council, composed of three (3) to five (5) effective members and an equal number of deputy members.

Paragraph 1 - The Fiscal Council shall only be installed upon request of the Company's shareholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if installed, shall approve its internal regulation, which shall set forth the general rules of its operation, structure, organization and activities.

Paragraph 3 - The term of office of the Fiscal Council's members, whether effective or deputy, shall be conditioned to the previous signature of the instrument of investiture, which shall contemplate their submission to the arbitration clause referred to in Article 42.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year shall end in December 31 of each year, when the balance sheet shall be drawn up and the financial statements required by the legislation in force shall be prepared.

ARTICLE 35 - The Company may, at the Board of Directors' discretion, draw up quarterly or half-yearly balance sheets.

CHAPTER VII ALLOCATION OF PROFITS

ARTICLE 36 - Once the balance sheet is drawn up, the following rules shall be complied with as to the distribution of the result ascertained:

(i) from the result of the fiscal year shall be deducted, before any participation, the accumulated losses and the provision for Income Tax;

(ii) after deduction of the portions described in item (a) above, the amount to be distributed as participation of the employees and managers in the Company's results will be deducted, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items "l" and "m" of Article 17 of these Bylaws;

(iii) the remaining profits will be allocated as follows:

(a) five percent (5%) to the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b) amounts intended for the constitution of a contingency reserve, if deliberated by the General Meeting;

(c) twenty-five percent (25%) for the payment of the mandatory dividend, according to Paragraph 1 below; and

(d) the profit not allocated to the reserve referred to in Paragraph 2 of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

Paragraph 1 - The mandatory dividend shall be calculated and paid according to the following rules:

(a) the calculation basis of the dividend will be the net profit of the fiscal year minus the amounts destined to the constitution of the legal reserve and of reserves for contingencies, and increased by the reversal of the reserves of contingencies formed in previous fiscal years;

(b) the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c) the profits recorded in the unrealized profit reserve, when realized and if not absorbed by losses in subsequent fiscal years, shall be added to the first dividend declared after the realization.

Paragraph 2 - A Reserve for Expansion is hereby created, the purpose of which shall be to secure funds to finance additional fixed and current capital investments and shall be formed with up to 100% of the net income remaining after the allocations referred to in items (i), (ii) and (iii) of item (c) of the caput, and the total of this reserve may not exceed the Company's capital stock.

Paragraph 3 - The Board of Directors may approve the preparation of half-yearly, quarterly or shorter balance sheets and declare dividends or interest on own capital to the account of the profit calculated in such balance sheets, in compliance with the legal limits, as well as declare interim dividends to the account of retained earnings or reserves. The dividends or interest on own capital thus declared shall constitute advance payment of the mandatory dividend.

Paragraph 4 - The Company may pay or credit interest as remuneration on own capital calculated on the Net Equity accounts, in compliance with the rate and limits defined by law.

ARTICLE 37 - The amount of dividends shall be made available to the shareholders within 60 (sixty) days as of the date they are attributed, and may be monetarily restated, as determined by the Board of Directors, in compliance with the pertinent legal provisions.

CHAPTER VIII

SETTLEMENT

ARTICLE 38 - The Company shall go into liquidation in the legal cases, and it shall be incumbent upon the General Meeting to establish the liquidation mode, elect the liquidator and the Fiscal Council that shall operate during the liquidation, determining their remuneration.

CHAPTER IX

ALIENATION OF SHAREHOLDING CONTROL

ARTICLE 39 - The direct or indirect disposal of the Company's control, whether by means of a single operation or successive operations, shall be contracted under the condition that the acquirer of control undertakes to make a public offering for acquisition of shares having as their object the shares issued by the Company held by the other shareholders, pursuant to the conditions and terms foreseen in the legislation and regulations in force and in the Novo Mercado Regulation, so as to ensure them equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 40 - Any person, shareholder or Group of Shareholders, who acquires or becomes the holder, by means of a single operation or successive operations ("Acquiring Shareholder"): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares; or (b) any other shareholders' rights, including usufruct or trust, over shares issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares ("Relevant Holding"), shall conduct a public offering for the acquisition of all shares issued by the Company or request registration with the CVM and B3, as the case may be, within no more than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, pursuant to the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article ("Public Offering"):

(a) be directed indistinctly to all shareholders of the Company for the acquisition of all shares issued by the Company;

(b) the price offered must correspond to at least the highest value among: (i) the Economic Value ascertained in an appraisal report; (ii) the highest price paid by the Acquiring Shareholder in the twelve (12) months preceding the achievement of the Relevant Shareholding; and (iii) One hundred and twenty five percent (125%) of the weighted average unit price of the shares issued by the Company during the period of one hundred and twenty (120) trading sessions prior to the holding of the Public Offering; and

(c) be carried out at auction to be held at B3.

Paragraph 1 - The conduction of the Public Offering referred to in the caput of the

Article herein shall not exclude the possibility for another person or shareholder to conduct a competing Public Offering, pursuant to the applicable regulation.

Paragraph 2 - The obligations set forth in Article 254-A of Law 6,404/76 and in Article 39 herein do not exclude the performance by the Acquiring Shareholder of the obligations set forth in the Article herein.

Paragraph 3 - The Acquiring Shareholder shall be bound to meet the occasional ordinary requests or requirements from CVM and B3 relative to the Public Offering, within the maximum terms determined in the applicable regulation.

Paragraph 4 - The obligation to carry out the Public Offering as set forth in the Article 40 herein shall not apply in the event of a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company should the relevant interest be reached due to: (a) of corporate operations of merger, incorporation or incorporation of shares involving the Company, (b) in case of acquisition, via private capital increase or subscription of shares held in a primary offering by those who have the preemptive right or also, in case of acquisition, via private capital increase or subscription of shares held in a primary offering, due to the amount has not been fully subscribed by those who have the preemptive right or that has not had a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings of distribution of shares (including public offerings of restricted efforts).

Paragraph 5 - For the purpose of calculation of the Relevant Shareholding percentage, involuntary shareholding increases resulting from cancellation of treasury shares, share buybacks or reduction of the Company's capital stock with the cancellation of shares shall not be computed.

Paragraph 6 - For the purposes of the provisions of this Article 40, the following terms shall have the meanings defined hereunder:

"Group of Shareholders" means the group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controllers or under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, constituted in Brazil or abroad, will be considered part of a same Group of Shareholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, being certain that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Shareholders Group.

"Economic Value" means the value of the Company and its shares that may be

determined by a first class financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 41 - The Public Offering referred to in Article 40 above may be dismissed by the General Meeting, subject to the terms below.

Paragraph 1 - The General Meeting shall be installed at first call with the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares.

Paragraph 2 - Should the quorum of paragraph 1 not be reached, the General Meeting may be installed on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The deliberation on the exemption of the public offering of shares must occur by the majority of votes of the holders of outstanding shares present in the General Meeting, excluding the Acquiring Shareholder's votes.

CHAPTER XI
FINAL PROVISIONS

ARTICLE 42 - The Company, its shareholders, managers, members of the Fiscal Council, effective and substitute, if any, undertake to solve by means of arbitration, before the Market Arbitration Chamber, pursuant to its regulation, any controversy that may arise among them, related to or arising from their condition as issuer, shareholders, managers, and members of the Fiscal Council, especially arising from the provisions contained in Law no. 6. 385, of December 7, 1976, Law 6,404/76, the Company's Bylaws, the rules edited by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the capital markets in general, besides those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 43 -The Company shall indemnify and hold harmless its managers, members of statutory committees, fiscal councilors and other employees exercising management position or function in the Company, in the event of any damage or loss effectively suffered by such persons by virtue of the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he/she was elected or exercised in the Company and/or any of its controlled or affiliated companies ("Beneficiaries").

Paragraph 1 - The indemnity shall only be due after the use and only in supplemental character to eventual coverage of civil liability insurance granted by the Company and/or any of its controlled or affiliated companies ("D&O Insurance"). The payments to be made by the Company shall correspond to the exceeding amount covered by D&O Insurance and observed the limits set forth in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 4 below ("Indemnity Agreement").

Paragraph 2 - The Indemnity Agreement may provide for exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated prior to the payment of the advance by the Company.

Paragraph 3 - Without prejudice to other situations set forth in the Indemnity

Agreement, acts performed out of the exercise of the Beneficiaries' duties, in disagreement with the applicable laws, regulations or administrative decisions, the Bylaws and the policies and codes, performed out of the normal course of business, with bad faith, malice, serious fault or fraud, in their own interest or of third parties or detrimental to the corporate interest, shall not be subject to indemnity. In case any Beneficiary is condemned, by final and unappealable court decision, or a definitive decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation assumed pursuant to the caput of this Article, under the terms of the Indemnity Agreement.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of decisions and ensure the Company's best interest and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each one of the Beneficiaries.

ARTICLE 44 - The US dollar amounts mentioned in these By-Laws shall be used exclusively as reference base of monetary restatement and shall be converted into Brazilian Reais by the closing sales rate of the US dollar, disclosed by the Brazilian Central Bank.

ARTICLE 45 - The omitted cases shall be solved according to the legislation and regulation in force, including the Novo Mercado Regulation.

***

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

Brazilian taxpayers' registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

CHAPTER I
NAME, HEADQUARTERS, OBJECT AND DURATION

ARTICLE 1 - SENDAS DISTRIBUIDORA S.A. ("Company") is a joint stock company, headquartered at Avenida Ayrton Senna, 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the city and state of Rio de Janeiro, Federative Republic of Brazil, which hereinafter shall be governed by these Bylaws, by Law 6404 of December 15, 1976 ("Law 6404/76"), as amended, and other legal provisions in effect.

Sole Paragraph - With the Company's admission to the New Market of B3 S.A. - Brasil, Bolsa, Balcão ("New Market" and "B3", respectively), the Company, its shareholders, including controlling shareholders, managers and fiscal council members, when installed, are subject to the provisions of the New Market Regulation.

ARTICLE 2 - The Company's business purpose is the commercialization of manufactured products, semi-manufactured or "in natura", domestic or foreign, of all and any kind and species, nature or quality.

Paragraph 1 - The Company may also perform the following activities:

(ff) the industrialization, processing, manipulation, transformation, export, import and representation of products, food or non-food, for its own account or for the account of third parties;

(gg) international trade, including coffee;

(hh) import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements;

(ii)the general commerce of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies, or Manipulation Pharmacies for each specialty;

(jj)the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(kk) the commerce of products, drugs and veterinary medications in general; veterinary office, clinic and hospital and "pet shop" with bath and grooming services;

(ll)the rental of any recorded media;

(mm) rendering services of photographic, cinematographic and similar studios;

(nn) practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third party real estate;

(oo) acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, owning and making any operations and transactions of its own interest or of the principals;

(pp) the provision of data processing services;

(qq) the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of building materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(rr) application of household sanitizing products;

(ss) the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(tt) the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related branches, in compliance with the legal restrictions;

(uu) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(vv) the performance of studies, analysis, planning and market research;

(ww) to carry out tests for launching new products, packages and brands;

(xx) the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(yy) the rendering of services of administration of food, meal, pharmacy, fuel and transportation voucher cards and other cards that result from activities related to its corporate objective;

(zz) the leasing and sub-leasing of own or third-party movable property;

(aaa) the rendering of services in the management area;

(bbb) representation of other domestic or foreign companies and participation as a partner or shareholder in the capital stock of other companies, whatever their form or purpose, and in commercial undertakings of any nature;

(ccc) agency, brokerage or intermediation of securities and tickets;

(ddd) services related to collections, receipts or payments in general, of securities, bills or carnets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by attendance machines; provision of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

(eee) rendering of parking, lodging and guarding services for vehicles;

(fff) importing beverages, wines and vinegars;

(ggg) snack bars, tea houses, juice houses and similar establishments;

(hhh) trade in seeds and seedlings;

(iii) trade in telecommunications products; and; e

(jjj) import, distribution and commercialization of toys, metal pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bicycles, monoblock plastic chairs and lamp.

Paragraph 2 - The Company may render sureties or guarantees in businesses of its interest, forbidding those of mere favor.

ARTICLE 3 - The Company's duration is indeterminate.

CHAPTER II SHARE CAPITAL AND SHARES

ARTICLE 4 - The Company's capital stock is R$1,265,010,495.38 (one billion, two hundred and sixty-five million, ten thousand, four hundred and ninety-five reais and thirty-eight cents), fully subscribed and paid-up, divided into 1,350,256,496 (one billion, three hundred and fifty million, two hundred and fifty-six thousand, four hundred and ninety-six) common shares, all nominative, registered and without par value

Paragraph 1 - The shares representing the capital stock are indivisible with respect to the Company and each common share entitles its holder to one vote at the General Meetings.

Paragraph 2 - The shares shall be in book-entry form and shall be kept in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

Paragraph 3 - The cost of services of transfer of ownership of book-entry shares charged by the depositary financial institution may be passed on to the shareholder, as authorized by Article 35, paragraph 3 of Law 6,404/76, in compliance with the

maximum limits determined by the Brazilian Securities and Exchange Commission.

Paragraph 4 - The Company may not issue preferred shares and founder's shares.

ARTICLE 5 - The Company is authorized to increase its capital stock by resolution of the Board of Directors and regardless of statutory reform, up to the limit of 2,000,000,000 (two billion) common shares.

Paragraph 1 - The Company's authorized capital limit may only be modified by resolution of the General Meeting.

Paragraph 2 - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons providing services to it.

ARTICLE 6 - Issues of shares, subscription bonus or debentures convertible into shares up to the limit of the authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of the preemptive right, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - With the exception of the provision in the caption sentence of this Article, the shareholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company's capital increases, the exercise of this right being governed by the applicable legislation.

CHAPTER III GENERAL MEETING

ARTICLE 7 - The General Assembly is the shareholders' meeting, which may be attended by themselves or by representatives constituted pursuant to the Law, in order to deliberate on matters of the Company's interest.

ARTICLE 8 - Without prejudice to the provisions in article 123, sole paragraph, of Law 6,404/76, the General Assembly shall be convened, installed and presided over by the Chairman of the Board of Directors, or in his absence, by the Vice-Chairman of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors, and shall have the following attributions, without prejudice to the other duties set forth by law

xii. reform the Bylaws;

xiii. elect or dismiss, at any time, the members of the Board of Directors (and of the Fiscal Council, when installed) of the Company, as well as define the number of positions in the Board of Directors (and of the Fiscal Council, when installed);

xiv. designate the Chairman and Vice-Chairman of the Board of Directors;

xv. take, annually, the management accounts and deliberate about the financial statements presented by them, the destination of the net profit of the fiscal year;

xvi. approve the issuance of shares, subscription warrants, debentures convertible into shares of its own issuance or any securities, securities or other rights or interests that are exchangeable or convertible into shares of its own issuance, without prejudice to the powers of the Board of Directors set forth in Article 5 and Article 17(g);

xvii. deliberate about the evaluation of assets with which the shareholder contributes for the formation of the capital stock;

xviii. resolve on the transformation, merger, incorporation (including merger of shares) and spin-off of the Company, or any other form of restructuring of the Company;

xix. eliberate about the Company's dissolution and liquidation and elect and dismiss liquidator(s);

xx. examine and approve the liquidator(s) accounts;

xxi. defining the annual global remuneration of the members of the Board of Directors, Executive Board and Fiscal Council, if installed; and

xxii. approve the execution of transactions with related parties, as defined in the applicable accounting rules, the individual or aggregate amount of which throughout a fiscal year exceeds one hundred million reais (R$100,000,000.00), observed that the shareholders representing related parties in the transaction shall abstain from voting.

Sole Paragraph - The value mentioned in item (xi) of Article 8 will be corrected annually from January 1, 2023, due to the positive variation, occurred in the previous year, of the National Broad Consumer Price Index - IPCA, calculated and disclosed by the Brazilian Institute of Geography and Statistics - IBGE, or another index that will replace it.

ARTICLE 9 - For any resolution of the General Assembly, the approval of shareholders representing, at least, the majority of votes of those present shall be necessary, blank votes not being counted, save the exceptions foreseen by law and applicable regulations.

ARTICLE 10 - The Ordinary General Assembly shall have the attributions established by law and shall be held within the first four-month period subsequent to the closing of the fiscal year.

Sole Paragraph - Whenever necessary the General Assembly may be installed on an extraordinary basis, and may be held concomitantly with the Ordinary General Assembly.

CHAPTER IV ADMINISTRATION

ARTICLE 11 - The Board of Directors and the Executive Board shall be in charge of the Company's management.

Paragraph 1 - The managers' investiture is conditioned to the execution of instrument of investiture, which shall contemplate their subjection to the arbitration clause referred to in Article 42.

Paragraph 2 - The term of office of the members of the Board of Directors and Executive Officers shall extend until the investiture of their respective successors.

Paragraph 3 - Minutes shall be drawn up in a proper book of the meetings of the Board of Directors and the Board of Executive Officers, which shall be signed by the members of the Board of Directors and the Executive Officers present, as the case may be.

Section I Board of Directors

ARTICLE 12 - The Board of Directors is formed by at least three (3) and at most nine (9) members, elected and dismissible by the General Assembly, with a unified term of office of two (2) years, reelection being allowed.

Paragraph 1 - Except in the case of election of the members of the Board of Directors by means of the multiple vote procedure, in the event of vacancy in the position of Board Member, it shall be incumbent upon the Board of Directors to elect a substitute to fill the position on a definitive basis until the end of the respective term of office. In the event of simultaneous vacancy of most of the positions, the General Meeting shall be convened to hold a new election.

Paragraph 2 - At least two (2) or twenty percent (20%), whichever is higher, of the members of the Board of Directors shall be independent members, as per the definition in the Novo Mercado Listing Rules. 6,404/76, in the event of controlling shareholder.

Paragraph 3 - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fraction number, the Company shall proceed with the rounding up to the immediately superior whole number.

ARTICLE 13 - The Board of Directors shall have one (1) Chairman and one (1) Vice Chairman, elected by the General Assembly.

Paragraph 1 - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Paragraph 2 - In the event of vacancy of the Chairman's position or impediment of the Chairman, the Vice Chairman shall automatically take over such position, remaining until the end of the respective term of office or, should a General Meeting

be convened for the election of a new Chairman, until his respective investiture.

Paragraph 3 - In the event of vacancy of any Vice Chairman position, the Board of Directors shall elect his deputy pursuant to Article 12, paragraph 1 herein.

Paragraph 4 - In the event of Chairman's absence or temporary impairment, the Board of Directors' meetings shall be chaired by the Chairman.

ARTICLE 14 - The Board of Directors shall meet, ordinarily, at least six times a year, to review the Company's financial and other results and to review and monitor the annual investment plan, and extraordinarily, at any time, whenever necessary.

Paragraph 1 - It is incumbent upon the Chairman or, in the Chairman's absence, the Vice-Chairman to call the meetings of the Board of Directors, on his own initiative or at the written request of any board member.

Paragraph 2 - The Board of Directors' meeting calls shall be made by electronic means or letter, at least seven (7) days prior to the date of each meeting, specifying time and place for the first and, if applicable, second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be waived whenever all of the acting Directors are present at the meeting, or by prior written agreement of the absent Directors.

Paragraph 3 - The minimum "quorum" required for the instatement of the Board of Directors' meetings is the presence of at least half of its acting members, at first call, and of any number of Board members, at second call, considering present, including those represented as authorized herein.

ARTICLE 15 - The meetings of the Board of Directors shall be presided over by its Chairman and in his absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1 - The Board of Directors' resolutions shall be taken by the favorable vote of the majority of its members present, pursuant to the provisions of Article 14, paragraph 3 herein. The members of the Board of Directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication, which allows the identification of the member and simultaneous communication with all other persons attending the meeting. In this case, the members of the board of directors shall be considered present at the meeting and must subsequently sign the corresponding minutes.

Paragraph 2 - The Chairman or, in his absence, the Vice-Chairman of the Board of Directors, will have, in addition to its own vote, the deciding vote, in the event of a tie voting due to the eventual composition of a pair number members of Board of Directors.

Paragraph 3 - In the event of absence or temporary impediment not resulting from a conflict of interest of any member of the Board of Directors, the absent member of the Board of Directors may appoint, in writing, among the other members of the Board of Directors, the one who shall replace him/her. In this case, the director replacing the temporarily absent or impeded director as provided above shall, in addition to his own vote, cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors shall approve any amendments to the Internal Regulations and shall elect an Executive Secretary, who shall be in charge of

performing the duties defined in the Internal Regulations, as well as issuing certificates and attesting, before third parties, the authenticity of the deliberations taken by the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors shall be responsible for

(w) to set the general direction of the Company's business;

(x) approving or altering the Company's investment plan;

(y) electing and dismissing the Company's Officers, establishing their attributions and appointments;

(z) deciding on the individual compensation of the Board of Directors and the Executive Officer;

(aa) inspecting the management of the Executive Officers, examining, at any time, the Company's books and papers, requesting information on contracts signed or about to be signed and any other acts;

(bb) to call a General Meeting of Stockholders;

(cc) expressing an opinion on the Management report, the Executive Board's accounts and the Company's financial statements;

(dd) deciding on the issue of shares, subscription warrants or debentures convertible into shares up to the limit of authorized capital, setting the respective price and conditions of payment;

(ee) choosing and dismissing the independent auditors, with due regard for the recommendation of the Audit Committee;

(ff) issuing an opinion on any proposal by the Executive Board to the General Meeting;

(gg) authorizing the acquisition of shares of the Company itself, for the purpose of cancellation or holding in treasury, with due regard for applicable regulations;

(hh) developing, jointly with the Executive Board, and approving a plan for the participation of employees and managers in the Company's results and the granting of additional benefits to employees and managers linked to the Company's results ("Profit Sharing Plan");

(ii) establish the amount of the employees' and managers' participation in the Company's results, observing the pertinent legal provisions, the Bylaws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results, and also in relation to the granting of stock options for the Company, shall be limited to 15% (fifteen percent) of the result of each fiscal year, after the deductions of Article 189 of Law no. 6,404/76, with due regard for the legal provisions in force. 6,404/76, observing that the participation of employees and managers in the results may not exceed the annual compensation of the managers or 0.1 (one tenth) of the profits, whichever is smaller, under the terms of Paragraph 1 of Article 152 and Article 190 of Law 6,404/76;

(jj) establishing the limit of shares to be issued under the Company's Stock Option Plan previously approved by the General Meeting, with due regard for the limit of authorized capital and the limit provided for in item "m" above;

(kk) establishing Committees, which will be responsible for elaborating proposals or making recommendations to the Board of Directors, defining their respective attributions in accordance with the provisions of these Bylaws and setting the compensation of their members;

(ll) resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year equivalent or that exceeds the amount corresponding to 0.3% (zero point three percent) of the Company's net income at the time, as determined in its most recent balance sheet or quarterly financial statement;

(mm) to decide on (i) any financial operation involving the Company, including the granting or taking of loans, in an amount exceeding, per transaction, ½ (half) of the EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation, and (ii) any issue of debentures that are not convertible into shares;

(nn) to resolve on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Reais equivalent to US$ 50,000,000.00 (fifty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its

most recent balance sheet or quarterly financial statements, whichever amount is greater;

(oo) to resolve, regardless of the transaction amount, on the acquisition of equity interest by the Company in other companies, partnerships, associations (whether for profit or not) and/or consortium;

(pp) to resolve on the granting of guarantees by the Company, of any nature and value, in relation to obligations assumed with third parties that are not controlled by the Company, setting the limits within which the Company's Officers may approve the granting of guarantees without prior authorization of the Board of Directors;

(qq) preparing and disclosing a grounded opinion, favorable or against the acceptance of any public offer for the acquisition of shares that have as their object the shares issued by the Company, under the terms of the Novo Mercado Regulations; e

(rr) to decide on any alteration to the Company's dividend distribution policy.

Sole Paragraph - In the case of decisions to be made by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or the Executive Board, it will be incumbent upon the Board of Directors to guide the vote of the Company's managers, in the case of decisions taken at a general meeting, partners' meeting or equivalent body, or the vote of the managers elected or nominated by the Company for the management bodies of such companies, when the resolution falls under items (p), (q), (r), (s) and (t) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statements of the controlled or invested companies.

Section II Audit Committee and Other Auxiliary Management Bodies

ARTICLE 18 - The Audit Committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent board member, and at least one (1) must have recognized experience in corporate accounting matters.

Paragraph 1 - The same member of the Audit Committee may accumulate both characteristics referred to in the caput.

Paragraph 2 - The members of the Audit Committee must be elected by the Board of Directors and meet the applicable independence requirements provided for in the rules of the Brazilian Securities and Exchange Commission and the Novo Mercado Regulation.

Paragraph 3 - The activities of the Coordinator of the Audit Committee are defined in its internal regulation, approved by the Board of Directors.

ARTICLE 19 - The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, reappointment for successive terms of office being allowed, in compliance with the terms of the Board of Directors' internal regulation.

Paragraph 1 - During the course of their mandates, the members of the Audit Committee may only be replaced in the following cases:

(d) death or resignation;

(e) unjustified absence to three (3) consecutive meetings or six (6) alternate meetings per year; or

(f) reasoned decision by the Board of Directors.

Paragraph 2 - In the event of vacancy in the office of Audit Committee member, it shall be incumbent upon the Board of Directors to elect the person who shall complete the term of office of the replaced member.

Paragraph 3 - It is incumbent upon the Audit Committee, among other matters:

(g) to opine on the hiring and dismissal of independent audit services;

(h) evaluate the management report, the financial statements, interim statements and the Company's quarterly information, making the recommendations deemed necessary to the Board of Directors;

(i) to monitor the activities of the Company's internal audit and internal controls area;

(j) evaluating and monitoring the Company's risk exposures;

(k) evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies, including the policy of transactions between related parties; and

(l) have means for receiving and treating information about the noncompliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecast of specific procedures for protecting the supplier and the confidentiality of the information.

ARTICLE 21 - The Board of Directors may constitute other Committees, with the composition it determines, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas of operation, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors

will have the same duties and responsibilities as those of the managers.

Section III The Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers shall comprise at least 3 (three) and at most 8 (eight) members, shareholders or not, resident in the country, elected and dismissible by the Board of Directors, 1 (one) of whom shall necessarily be appointed as Chief Executive Officer and 1 (one) as Investor Relations Officer, and there may also be 1 (one) Chief Financial Officer, 1 (one) Commercial Vice-President Officer, 1 (one) Operating Vice-President Officer and the other Executive Vice-Presidents and Officers without special designation, and overlapping of these positions is allowed.

Sole Paragraph - The term of management of the members of the Board of Executive Officers is two (2) years, reelection being allowed.

ARTICLE 23 - The Officers shall carry out the general duties set forth in these ByLaws and those assigned to them by the Board of Directors, keeping mutual collaboration and aiding each other in the exercise of their positions and duties.

Paragraph 1 - The specific duties and titles of each one of the Executive Officers shall be defined by the Board of Directors.

Paragraph 2 - In the cases of temporary or definite vacancy, absence, leave of absence, impediment or removal, the Officers shall replace one another as follows:

(c) in case of absence or temporary impediment that does not arise from a situation of conflict of interest of the Chief Executive Officer, he shall appoint a person to replace him; and, in case of vacancy, the Board of Directors shall elect a replacement within up to thirty (30) days, who shall complete the term of office of the replaced Chief Executive Office;

(d) in case of absence or temporary impediment of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a substitute within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Board of Directors shall meet when convened by the Chief Executive Officer, or also when convened by half of the acting Officers.

Sole Paragraph - The minimum quorum for the installation of the Board of Directors' meetings is of at least one third (1/3) of its acting members, and its deliberations shall be made by majority vote of those present. In the event of a tie in the deliberations of matters subject to the approval of the Board of Executive Officers, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities which may be assigned by the General Assembly and by the Board of Directors, it is incumbent upon the Executive Board, without prejudice to other legal attributions:

(x) to manage the corporate business and enforce these Bylaws;

(xi) to comply with the corporate purpose;

(xii) approving plans, programs and general operating, management and control norms in the interest of the Company's development, observing the guidelines established by the Board of Directors;

(xiii) preparing and submitting to the Annual General Meeting a report on the Company's business activities, instructing them with the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Audit Committee, when applicable;

(xiv) directing all the Company's activities, giving them the guidelines set by the Board of Directors and appropriate to the achievement of its objectives;

(xv) proposing to the Board of Directors the investment plans and programs;

(xvi) authorizing the opening and closing of branches, agencies, branches, warehouses and/or the establishment of delegations, offices and representations anywhere in Brazil or abroad;

(xvii) expressing an opinion on the matters on which the Board of Directors may request specific appraisal; and

(xviii) developing, jointly with the Board of Directors, and executing the Profit Sharing Plan.

ARTICLE 26 - It is the Chief Executive Officer's duty, especially

(f) to plan, coordinate, direct and manage all of the Company's activities, exercising executive and decision-making functions, except for those activities that must be performed with a report to the Board of Directors or its committees;

(g) to exercise general supervision over all the Company's business, coordinating and guiding the activities of the other Executive Officers;

(h) convening and installing the meetings of the Executive Board;

(i) coordinating and conducting the process of approving the annual/multi-annual budget and the investment and expansion plan with the Board of Directors; and

(j) suggesting appointments and respective candidates for positions in the Company's Executive Board and submitting such suggestion to the approval of the Board of Directors.

ARTICLE 27 - In addition to the duties conferred by the Board of Directors and other duties conferred by applicable law or regulation, the Investor Relations Officer shall be especially responsible for

(d) to represent the Company separately before the Brazilian and foreign Securities and Exchange Commission ("CVM"), other controlling entities and other institutions of the financial and capital markets;

(e) to provide information to the investing public, the CVM, the stock exchanges on which the Company has its securities admitted for trading and other bodies related to the activities developed in the capital markets, pursuant to applicable legislation, in Brazil and/or abroad; and

(f) to take measures to keep the registration as publicly-held company updated before CVM.

ARTICLE 28 - It is incumbent upon the Chief Financial Officer, in addition to the duties conferred by the Board of Directors, to:

(d) to exercise the management of the Company's administrative services, financial operations and risks;

(e) participating in the formulation and execution of the Company's strategies and business plans; and

(f) managing human resources, administering material resources and outsourced services of its competence area.

ARTICLE 29 - In addition to the duties conferred by the Board of Directors, the Commercial Vice-President Officer shall be especially in charge of:

(e) to act in the definition of the Company's strategic planning;

(f) to define and execute the sales plan;

(g) to manage the quality of sales; and

(h) communicating primarily to disseminate information to the public of interest to the Company.

ARTICLE 30 - It is incumbent upon the Operating Vice-President Officer, in addition to the duties conferred upon him by the Board of Directors, to:

(f) to establish trade guidelines and operations;

(g) to manage material and financial resources;

(h) to direct trade operations;

(i) establish branch offices and commercial representations; and

(j) to communicate in seminars, lectures, interviews and in contacts and commercial negotiations with clients and distributors.

ARTICLE 31 - It is incumbent upon the other Officers to assist the Chief Executive Officer in all the tasks he shall assign them, carry out the activities related to the duties granted to them by the Board of Directors and practice all the acts necessary for the regular operation of the Company, provided they are authorized by the Board of Directors.

ARTICLE 32 - The Officers shall represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts binding the Company.

Paragraph 1 - In the acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company shall contain validity term, except those for judicial purposes, in addition to the description of powers granted, which may encompass any and all acts, including those of banking nature.

Paragraph 2 - For the acts involving acquisition, encumbrance or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company shall be represented, mandatorily, by 2 (two) Officers, 2 (two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, jointly, and 1 (one) of them must be the Chief Executive Officer or an attorney-in-fact appointed by 2 (two) Officers, and one of them must be the Chief Executive Officer.

Paragraph 3 - The Company shall be deemed bound when represented:

(e) jointly by 2 (two) Executive Officers;

(f) jointly by 1 (one) Officer and one (1) attorney-in-fact, appointed pursuant to these Bylaws;

(g) jointly by 2 (two) attorneys-in-fact, appointed under the terms of these By-Laws; or

(h) individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power of attorney and according to the extent of the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 33 - The Company shall have a non-permanent Fiscal Council, composed of 3 (three) to 5 (five) effective members and an equal number of deputy members.

Paragraph 1 - The Fiscal Council shall only be installed upon request of the Company's shareholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if installed, shall approve its internal regulation, which shall set forth the general rules of its operation, structure, organization and activities.

Paragraph 3 - The term of office of the Fiscal Council's members, whether effective or deputy, shall be conditioned to the previous signature of the instrument of investiture, which shall contemplate their submission to the arbitration clause referred to in Article 42.

CHAPTER VI FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year shall end in December 31 of each year, when the balance sheet shall be drawn up and the financial statements required by the legislation in force shall be prepared.

ARTICLE 35 - The Company may, at the Board of Directors' discretion, draw up quarterly or half-yearly balance sheets.

CHAPTER VII ALLOCATION OF PROFITS

ARTICLE 36 - Once the balance sheet is drawn up, the following rules shall be complied with as to the distribution of the result ascertained:

(iv)from the result of the fiscal year shall be deducted, before any participation, the accumulated losses and the provision for Income Tax;

(v) fter deduction of the portions described in item (a) above, the amount to be distributed as participation of the employees and managers in the Company's results will be deducted, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items "l" and "m" of Article 17 of these Bylaws;

(c) the remaining profits will be allocated as follows:

(e) five percent (5%) to the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(f) amounts intended for the constitution of a contingency reserve, if deliberated by the General Assembly;

(g) twenty-five percent (25%) for the payment of the mandatory dividend, according to Paragraph 1 below; and

(h) the profit not allocated to the reserve referred to in Paragraph 2 of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

Paragraph 1 - The mandatory dividend shall be calculated and paid according to the following rules:

(d) the calculation basis of the dividend will be the net profit of the fiscal year minus the amounts destined to the constitution of the legal reserve and of reserves for contingencies, and increased by the reversal of the reserves of contingencies formed in previous fiscal years;

(e) the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(f) the profits recorded in the unrealized profit reserve, when realized and if not absorbed by losses in subsequent fiscal years, shall be added to the first dividend declared after the realization.

Paragraph 2 - A Reserve for Expansion is hereby created, the purpose of which shall be to secure funds to finance additional fixed and current capital investments and shall be formed with up to 100% of the net income remaining after the allocations referred to in items (i), (ii) and (iii) of item (c) of the caput, and the total of this reserve may not exceed the Company's capital stock.

Paragraph 3 - The Board of Directors may approve the preparation of half-yearly, quarterly or shorter balance sheets and declare dividends or interest on own capital to the account of the profit calculated in such balance sheets, in compliance with the legal limits, as well as declare interim dividends to the account of retained earnings or reserves. The dividends or interest on own capital thus declared shall constitute advance payment of the mandatory dividend.

Paragraph 4 - The Company may pay or credit interest as remuneration on own capital calculated on the Net Equity accounts, in compliance with the rate and limits defined by law.

ARTICLE 37 - The amount of dividends shall be made available to the shareholders within 60 (sixty) days as of the date they are attributed, and may be monetarily

restated, as determined by the Board of Directors, in compliance with the pertinent legal provisions.

CHAPTER VIII SETTLEMENT

ARTICLE 38 - The Company shall go into liquidation in the legal cases, and it shall be incumbent upon the General Assembly to establish the liquidation mode, elect the liquidator and the Fiscal Council that shall operate during the liquidation, determining their remuneration.

CHAPTER IX ALIENATION OF SHAREHOLDING CONTROL

ARTICLE 39 - The direct or indirect disposal of the Company's control, whether by means of a single operation or successive operations, shall be contracted under the condition that the acquirer of control undertakes to make a public offering for acquisition of shares having as their object the shares issued by the Company held by the other shareholders, pursuant to the conditions and terms foreseen in the legislation and regulations in force and in the New Market Regulation, so as to ensure them equal treatment to that given to the seller.

CHAPTER X ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 40 - Any person, shareholder or Group of Shareholders, who acquires or becomes the holder, by means of a single operation or successive operations ("Acquiring Shareholder"): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares; or (b) any other shareholders' rights, including usufruct or trust, over shares issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares ("Relevant Holding"), shall conduct a public offering for the acquisition of all shares issued by the Company or request registration with the CVM and B3, as the case may be, within no more than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, pursuant to the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article ("POS"):

(d) be directed indistinctly to all shareholders of the Company for the acquisition of all shares issued by the Company;

(e) the price offered must correspond to at least the highest value among: (i) the Economic Value ascertained in an appraisal report; (ii) the highest price paid by the Acquiring Shareholder in the twelve (12) months preceding the achievement of the Relevant Shareholding; and (iii) 125% (one hundred and twenty five percent) of the weighted average unit price of the shares issued by the Company during the period of one hundred and twenty (120) trading sessions prior to the holding of the Tender Offer; and

(f) be carried out at auction to be held at B3.

Paragraph 1 - The conduction of the Tender Offer referred to in the caput of the

Article herein shall not exclude the possibility for another person or shareholder to conduct a competing Tender Offer, pursuant to the applicable regulation.

Paragraph 2 - The obligations set forth in Article 254-A of Law 6,404/76 and in Article 39 herein do not exclude the performance by the Acquiring Shareholder of the obligations set forth in the Article herein.

Paragraph 3 - The Acquiring Shareholder shall be bound to meet the occasional ordinary requests or requirements from CVM and B3 relative to the Tender Offer, within the maximum terms determined in the applicable regulation.

Paragraph 4 - The obligation to carry out the Tender Offer as set forth in the Article 40 herein shall not apply in the event of a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company should the relevant interest be reached due to: (a) of corporate operations of merger, incorporation or incorporation of shares involving the Company, (b) in case of acquisition, via private capital increase or subscription of shares held in a primary offering by those who have the preemptive right or also, in case of acquisition, via private capital increase or subscription of shares held in a primary offering, due to the amount has not been fully subscribed by those who have the preemptive right or that has not had a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings of distribution of shares (including public offerings of restricted efforts).

Paragraph 5 - For the purpose of calculation of the Relevant Shareholding percentage, involuntary shareholding increases resulting from cancellation of treasury shares, share buybacks or reduction of the Company's capital stock with the cancellation of shares shall not be computed.

Paragraph 6 - For the purposes of the provisions of this Article 40, the following terms shall have the meanings defined hereunder:

"Group of Shareholders" means the group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controllers or under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, constituted in Brazil or abroad, will be considered part of a same Group of Shareholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, being certain that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Shareholders Group.

"Economic Value" means the value of the Company and its shares that may be

determined by a first class financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 41 - The Public Tender Offer referred to in Article 40 above may be dismissed by the General Assembly, subject to the terms below.

Paragraph 1 - The General Meeting shall be installed at first call with the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares.

Paragraph 2 - Should the quorum of paragraph 1 not be reached, the General Meeting may be installed on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The deliberation on the exemption of the public offer of shares must occur by the majority of votes of the holders of outstanding shares present in the General Meeting, excluding the Acquiring Shareholder's votes.

CHAPTER XI FINAL PROVISIONS

ARTICLE 42 - The Company, its shareholders, managers, members of the Fiscal Council, effective and substitute, if any, undertake to solve by means of arbitration, before the Market Arbitration Chamber, pursuant to its regulation, any controversy that may arise among them, related to or arising from their condition as issuer, shareholders, managers, and members of the Fiscal Council, especially arising from the provisions contained in Law no. 6. 385, of December 7, 1976, Law 6,404/76, the Company's Bylaws, the rules edited by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the capital markets in general, besides those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 43 -The Company shall indemnify and hold harmless its managers, members of statutory committees, fiscal councilors and other employees exercising management position or function in the Company, in the event of any damage or loss effectively suffered by such persons by virtue of the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he/she was elected or exercised in the Company and/or any of its controlled or affiliated companies ("Beneficiaries").

Paragraph 1 - The indemnity shall only be due after the use and only in supplemental character to eventual coverage of civil liability insurance granted by the Company and/or any of its controlled or affiliated companies ("D&O Insurance"). The payments to be made by the Company shall correspond to the exceeding amount covered by D&O Insurance and observed the limits set forth in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 4 below ("Indemnity Agreement").

Paragraph 2 - The Indemnity Agreement may provide for exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated prior to the payment of the advance by the Company.

Paragraph 3 - Without prejudice to other situations set forth in the Indemnity Agreement, acts performed out of the exercise of the Beneficiaries' duties, in disagreement with the applicable laws, regulations or administrative decisions, the

Bylaws and the policies and codes, performed out of the normal course of business, with bad faith, malice, serious fault or fraud, in their own interest or of third parties or detrimental to the corporate interest, shall not be subject to indemnity. In case any Beneficiary is condemned, by final and unappealable court decision, or a definitive decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation assumed pursuant to the caput of this Article, under the terms of the Indemnity Agreement.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of decisions and ensure the Company's best interest and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each one of the Beneficiaries.

ARTICLE 44 - The US dollar amounts mentioned in these By-Laws shall be used exclusively as reference base of monetary restatement and shall be converted into Brazilian Reais by the closing sales rate of the US dollar, disclosed by the Brazilian Central Bank.

ARTICLE 45 - The omitted cases shall be solved according to the legislation and regulation in force, including the New Market Regulation.

***

EXHIBIT 3

Management global compensation proposal

(Item 8 of the New Reference Form)

8. Management Compensation

8.1. Description of the Management Compensation Policy or Practice, including the Non-Statutory Executive Board, and the Committees

(a) ***objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, body in charge of its approval, date of approval and, if the issuer publishes the policy, locations on the world wide web where the document may be queried.***

The Objective of the Policy or Practice of Compensation of Assaí's managers is intended to establish the best incentive for high performance, aiming to:

1. Retain the best and most experienced professionals;

2. Preserve knowledge about the business and especially its strategies;

3. Avoid losing strategic resources and talent in critical and high-impact positions in the Company.

It also considers the challenging scenario of accelerated growth and market share increase, on a consistent basis, for more than 10 consecutive years, the constant adaptations in the business governance model, to guarantee the transparency, reliability, agility and independence necessary for the maintenance of its pace of growth, the implementation of new products and services for its differentiation and, an extremely competitive market with many national and also local players, which requires a constant search for innovation and evolution of our business, as well as an alignment of its managers with the present and future challenges of the business, being a model and example for other employees, with behaviors and attitudes that represent its culture and values.

The current compensation policy (Policy for Appointment and Compensation of Members of the Board of Directors, its Advisory Committees, Statutory Executive Board and Fiscal Council) was approved by the Board of Directors on May 31, 2022, is available for inquiry on the following addresses:

- ✓ Company's Investor Relations website (https://ri.assai.com.br/), clicking on "Governança Corporativa [Corporate Governance]", "Estatutos e Políticas [Bylaws and Policies]" and, finally, "Política de Indicação e Remuneração de Membros do Conselho de Administração" [Policy for Appointment and Compensation of Members of the Board of Directors]" or directly through the link

https://api.mziq.com/mzfilemanager/v2/d/ec14f0ab-c5d4-4b12-a413-b6cc7475ed98/d7771ce3-84aa-e39f-5fed-e953f9a032a3?origin=1;

- ✓ Comissão de Valores Mobiliários [Brazilian Securities and Exchange Commission] website – CVM (gov.br/cvm);

- ✓ B3 S.A. – Brasil, Bolsa, Balcão website (www.b3.com.br).

(b) ***practices and procedures adopted by the board of directors to set the individual compensation of the board of directors and the executive board, indicating:***

(i) ***the bodies and committees of the issuer that participate in the decision-making process, identifying how they participate.***

The Company has an area dedicated to topics related to compensation, whose main purpose is to evaluate, structure and recommend best practices. These recommendations shall be submitted to the People and Culture Committee, which is responsible for forwarding and recommending matters relating to management and non-statutory executives compensation.

Once the compensation proposal has been recommended by the People and Culture Committee, the Board of Directors must approve it and include the appropriate information in the Management Proposal so that shareholders may resolve on the global amount of management compensation, always divided by body.

(ii) ***criteria and methodology used to determine individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and scope of these studies***

In order to set the Managers' compensation, the Company regularly conducts Market Survey, by hiring a specialized and reputable advisory company (measured through Korn Ferry's Top Exec Survey), based on the analysis of data from the main Brazilian companies, with revenues and size similar to those of the Company, in order to assess whether the criteria and conditions adopted for determining compensation are compatible with the segment and allow the retention of the best professionals, as well as analyzing the need to propose adjustments to any compensation component that may be out of line.

Once the information is analyzed, a compensation proposal is made based on the level of dedication and the role played by the Managers.

(iii) ***how often and how does the board of directors assess the adequacy of the issuer's compensation policy***

Every year, Assaí participates in surveys focused on Executive and Board Compensation. Consequently, it assesses the Company's competitiveness in the market, in addition to reassessing the current compensation practices and strategy.

It seeks to maintain equity between the Total Compensation, adjusting its MIX according to the Company's moment.

The results of these surveys are compared to internal remuneration practices and the necessary adjustments are recommended. These recommendations are submitted to the People and Culture Committee, which is responsible for forwarding and recommending matters relating to management and non-statutory executives compensation.

(c) ***composition of the compensation, indicating:***

Assaí's Compensation, after the Meeting, shall consist of:


Board of Directors(*)
Total Compensation
Direct Compensation
Total Cash
Salary
Coord. and Participations in Committees
Executive Board
Total Compensation
Direct Compensation
Total Cash
Salary
Short-Term Incentives
Long-Term Incentives
Benefits

*Until 2022, the Board's ILP was granted to members who accumulated executive positions in GPA.

(i) ***description of the various elements that make up the compensation, including, in relation to each of them:***

- ***its objectives and alignment with the issuer's short, medium, and long-term interests***

  - **Fixed Compensation**: (Base Salary and direct and fringe Benefits): determined based on competitive compensation structures that take into account know-how; problem solving and responsibility of each position. The Company organizes its structure by salary scales and respective average salaries, seeking to maintain alignment with the market average salary.

  - **Short-Term Variable Compensation (ICP)** - we use performance indicators aligned with the Company's strategic planning, defined based on its business plan, which takes into account quantitative and qualitative results (performance evaluation of officers). As an example, in recent years, the Company has used metrics based on the following indicators: Net Sales, Net Margin, General Administrative and Sales Expenses, EBITDA, Net Income, Net Debt, Sustainability Index (% Women in Leadership; Carbon Emissions), Number of Tickets (Transactions) and Market Share.

  Part of these indicators are strictly financial indicators and the others are measurable factors that contribute to the Company's results and, therefore, are correlated with its financial performance. Given the independence between the various indicators, it should be noted that there shall be the possibility of paying amounts to the Company's officers within the scope of its Profit Sharing Programs under any circumstances, regardless of the distribution of dividends by the Company, based on the applicable performance indicators, pursuant to the Profit Sharing Programs entered into annually by the Company. Thus, especially in years in which there is a net loss or net profit below the corporate targets, it is possible that reaching

a percentage greater than 100% in meeting the targets assigned to indicators that are not strictly financial, offsets, even if partially, the non-achievement of strictly financial indicators. The total amount paid under the Profit Sharing Programs is foreseen and limited by the terms and conditions foreseen in said Programs.

The result of the Group and Individual indicators is measured according to the minimum, target and maximum ranges, which shall respectively be stipulated and approved by the People, Culture, and Compensation Committee and by the Board of Directors. It is the weight of each indicator that shall define the percentage to be applied on the target, and the sum of these percentages shall define the result of the Profit Sharing Program for each individual.

For the calculation and determination of the amount to be paid under the Profit Sharing Programs, the Company applies the method called Performance Score (internally aligned with the objectives outlined by Assaí).

- **Long-Term Variable Compensation (ILP)** - corresponding to stock option plans and/or free shares plan, within its long-term compensation strategy, the Company offers its Officers an Equity-based model to stimulate a greater alignment of interests between executives and shareholders. The complete Explanation of the Plan is in item 8.4 below.

The compensation of the members of the Fiscal Council, in the fiscal year in which it is installed by the general meeting of the Company's shareholders, shall consist of a fixed monthly compensation, disconnected from the effective participation in meetings, which cannot be less, for each member in office, than 10% of the monthly average compensation of the Statutory Officers.

In order to align the Executive Board with the Company's objectives in a short and medium term perspective, the Company offers the Officers a fixed compensation (base salary) and, in addition, a portion of variable compensation, to be paid as profit sharing. In addition, the Company offers the Officers a stock option plan and a compensation plan based on stock options which, as they have certain characteristics such as vesting periods for exercising the options and lock up of the acquired shares, maintain the Executive Board aligned with the Company's objectives in a long-term perspective. It should also be clarified that the stock option plan, the compensation plan based on stock options, and the profit sharing comprise the variable compensation of the Executive Board.

The compensation of the members of the Company's Board of Directors, Fiscal Council, and the committees shall be adjusted based on the amount usually paid by the market. In this sense, the Company understands that the compensation policy and practice are adequate to its short, medium, and long term interests.

- ***its proportion in the total compensation in the last 3 fiscal years***

The table below shows the proportion of each element in the composition of the total compensation in the last 3 fiscal years:

For the fiscal year ended December 31, 2022:

% in relation to total compensation					
	Base Salary	Direct and Fringe Benefits	Variable Salary	Stock Option Plans	Total
Board of Directors	40.22%	6.23%	38.18%	15.37%	100.00%
Executive Board	56.55%	0.87%	30.82%	11.77%	100.00%
Fiscal Council	100.00%	-	-	-	100.00%

For the fiscal year ended December 31, 2021:

% in relation to total compensation					
	Base Salary	Direct and Fringe Benefits	Variable Salary	Stock Option Plans	Total
Board of Directors	41.00%	3.67%	34.35%	20.98%	100.00%
Executive Board	47.07%	1.03%	36.53%	15.37%	100.00%
Fiscal Council	100.00%	-	-	-	100.00%

For the fiscal year ended December 31, 2020:

% in relation to total compensation					
	Base Salary	Direct and Fringe Benefits	Variable Salary	Stock Option Plans	Total
Board of Directors	-	-	-	-	-
Executive Board	50.77%	1.36%	28.26%	19.61%	100.00%
Fiscal Council	-	-	-	-	-

- ***its calculation and adjustment methodology***

In order to set the compensation of the managers, the Company regularly carries out market surveys, in order to assess whether the criteria and conditions it adopts for determining the compensation are satisfactory and allows the retention of professionals, as well as analyzing the need to propose adjustments in any component of compensation that may be disarranged. These surveys are carried out annually by a reputable specialized advisory company contracted by the Company, and are based on the analysis of data from the main companies in the Brazilian market with revenues and size similar to those of the Company.

Once the survey is completed, the area responsible for establishing the management compensation structure suggests compensation parameters and strategies, including for non-statutory Officers.

The Company has an area dedicated to topics related to compensation, whose main objective is to assess, structure and recommend best practices. These recommendations shall be submitted to the People and Culture Committee, responsible for forwarding and resolving on topics related to management compensation, as well as employees and non-statutory executives.

Once the compensation structure has been approved by the People and Culture Committee, the Board of Directors shall prepare the Management Proposal so that shareholders may resolve on the global amount of management compensation, always divided by body.

With regard to the officers' variable compensation, the Company pays its officers pursuant to Law No. 10,101/2000. The calculation is based on financial and non-financial indicators, independent of each other, aligned with the Company's strategic planning, defined based on the business plan and the results to be achieved by the Company, as mentioned below. Profit sharing is, therefore, linked to the performance of the Company and the Executive Board itself, under the terms of the Company's Profit Sharing Program.

For additional information on the Company's stock option plans, see item 8.4 below.

- ***key performance indicators taken into account therein, including, where applicable, indicators linked to ESG issues***

As an example, in recent years, the Company has used metrics for quantitative results based on the following indicators:

- Net Sales – Same stores
- Net Margin
- General Administrative and Sales Expenses
- EBITDA
- Net Profit
- Net Debt
- Number of Tickets (transactions)
- Market Share
- ESG Indicators (% Women in Leadership roles, Reduction in carbon emissions)

In this sense, it is noted that Assaí remains engaged with the responsibility and commitment to act based on ESG metrics, with a direct impact on the short-term variable compensation of its statutory Officers.

For the purposes of the metrics, some financial indicators, including net income, are based on the

French accounting standard, which is the standard used by the Company's controlling shareholder to consolidate its subsidiaries, and which allows all group executives to be remunerated under the same criteria.

Part of these indicators are strictly financial and the other indicators are measurable factors that contribute to the Company's results and, therefore, are correlated with its financial performance.

(ii) ***reasons that justify the composition of the compensation***

We consider the challenging scenario of accelerated growth and market share increase, on a consistent basis, for more than 10 consecutive years, the constant adaptations in the business governance model, to guarantee the transparency, reliability, agility and independence necessary for the maintenance of its pace of growth, the implementation of new products and services for its differentiation, and an extremely competitive market with many national and also local players, which requires a constant search for innovation and evolution of our business, as well as an alignment of its managers with the present and future challenges of the business, being a model and example for other employees, with behaviors and attitudes that represent its culture and values.

And with all this challenging scenario, we have to maintain an attractive compensation mix for our business model. We are a growing Company and we want to retain the best and most experienced professionals, preserve knowledge about the business and, in particular, its strategies, and avoid losing strategic resources and talent in critical and high-impact positions in the Company.

We present below our evolution of the compensation mix, which demonstrates the growth of our Long-Term Compensation.


Evolution of the Compensation Mix
Long-term incentives
Short-term Incentive
Base Salary
14%
53%
33%
37%
38%
25%
38%
39%
23%
2021
2022
2023

(iii) **the existence of members not remunerated by the issuer and the reason for this fact**

The current Chairman of the Board of Directors does not receive any type of compensation as he has waived his right to receive it.

A Director does not receive any type of compensation as he is the President of the company.

(d) ***existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers***

The compensation of managers and committee members shall be supported exclusively by the Company.

(e) ***existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of the issuer's corporate control***

There shall be no compensation or benefit guaranteed to the managers or members of the Company's committees linked to the occurrence of corporate events.

8.2. Total Compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

Total compensation expected for the current Fiscal Year 12/31/2023 - Annual Values				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	9	5	3	17
Number of paid members	8	5	3	16
Fixed annual compensation				
Salary or management compensation [pro-labore]	10,146,116.47	13,748,599.39	563,328.00	24,458,043.86
Direct and fringe benefits	611,033.01	712,668.25	0.00	1,323,701.25
Participation in committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations	0.00	0.00	0.00	0.00
Variable compensation				
Bonus[1]	3,926,929.60	20,136,022.97	0.00	24,062,952.57
Profit sharing	0.00	14,887,294.20	0.00	14,887,294.20
Participation in meetings	2,520,000.00	0.00	0.00	2,520,000.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	0.00	0.00	0.00
Other compensation benefits				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00

Total compensation expected for the current Fiscal Year 12/31/2023 - Annual Values				
	Board of Directors	Statutory Board	Fiscal Council	Total
Equity based (including options)[1]	7,996,365.41	26,340,968.07	0.00	34,337,333.48
Total compensation	25,200,444.49	75,825,552.87	563,328.00	101,589,325.36

[1] Granted until 2022 to Board members who have accumulated executive positions at GPA.

The values entered in the Table above under "Equity based (including options)", in "Board of Directors", refer to the settlement of Shares of former Directors who accumulated executive positions at GPA.

The values entered in the Table above under "Equity based (including options)", in "Statutory Board", refer to the pro rata accounting for the 2023/2024/2025 exercise of the Shares and we have the prior pro rata accounting for the Granting that shall take place in 2023.

The table above takes into consideration actions originally from the GPA Program (Year 2020 – 7 Series).

Total compensation for the Fiscal Year ended 12/31/2022 - Annual Values				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	9.83	5	3	17.83
Number of paid members	8.83	5	3	16.83
Fixed annual compensation				
Salary or management compensation [pro-labore]	15,194,702.68	34,198,756.38	584,180.01	49,977,639.07
Direct and fringe benefits	2,355,226.68	526,060.93	0.00	2,881,287.79
Participation in committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations	0.00	0.00	0.00	0.00
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	14,421,249.57	18,637,276.00	0.00	33,058,525.57
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	0.00	0.00	0.00
Other compensation benefits				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Equity based (including options)	5,804,603.61	7,116,662.98	0.00	12,921,266.59
Total compensation	37,775,782.54	60,478,756.29	584,180.01	98,838,718.84

Total compensation for the Fiscal Year ended 12/31/2021 - Annual Values				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	9.00	4.83	3.00	16.83

Total compensation for the Fiscal Year ended 12/31/2021 - Annual Values				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Number of paid members	8.00	4.83	3.00	15.83
Fixed annual compensation	0.00	0.00	0.00	0.00
Salary or management compensation [pro-labore]	13,893,505.35	18,665,131.89	331,340.21	32,889,977.45
Direct and fringe benefits	1,242,658.01	407,730.25	-	1,650,388.26
Participation in committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations	0.00	0.00	0.00	0.00
Variable compensation	0.00	0.00	0.00	0.00
Bonus	0.00	0.00	0.00	0.00
Profit sharing	11,639,545.69	14,485,075.83	0.00	26,124,621.52
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	0.00	0.00	0.00
Other compensation benefits				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Equity based (including options)	7,110,892.25	6,095,490.98	0.00	13,206,383.23
Total compensation	33,886,601.30	39,653,428.95	331,340.21	73,871,370.46

Total compensation for the Fiscal Year ended 12/31/2020 - Annual Values				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	0.00	4.00	0.00	4.00
Number of paid members	0.00	4.00	0.00	4.00

Total compensation for the Fiscal Year ended 12/31/2020 - Annual Values				
	Board of Directors	Statutory Board	Fiscal Council	Total
Fixed annual compensation				
Salary or management compensation [pro-labore]	0.00	11,653,780.40	0.00	11,653,780.40
Direct and fringe benefits	0.00	338,839.20	0.00	338,839.20
Participation in committees	0.00		0.00	-
Others	0.00	970,509.35	0.00	970,509.35
Description of other fixed compensations	INSS	INSS	INSS	INSS
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	7,026,892.79	0.00	7,026,892.79
Participation in meetings				-
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00
Other compensation benefits	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Equity based (including options)	0.00	4,877,112.45	0.00	4,877,112.45
Total compensation	0.00	24,867,134.19	0.00	24,867,134.19

8.3. Variable Compensation of the Board of Directors, Statutory Board and Fiscal Council

Members of the Board of Directors, Fiscal Council, and Advisory Committees shall not receive variable compensation while in their positions, except for payments linked to dedicating more time or fulfilling specific responsibilities related to the Company's strategy.

The variable compensation of the members of the Company's Board of Directors and Executive Board expected to be paid in 2023 and paid in relation to fiscal years 2022, 2021 and 2020 is shown below.

Expected amounts for 2023 financial year:

(Amounts in BRL, when applicable)	**Executive Board**
Total number of members	5
Number of paid members	5
Bonus	
Expected minimum value	0.00
Expected maximum value..........	27,787,285.94
Expected value - goals achieved	27,787,285.94
Profit Sharing	
Expected minimum value	0.00
Expected maximum value..........	24,812,157.00
Expected value - goals achieved	12,406,079.50

* The amounts described in the table above are estimated and have not yet been submitted for approval by shareholders at a general meeting, which shall be done in due course in accordance with applicable legislation.

(Amounts in BRL, when applicable)	**Board**
Total number of members	9
Number of paid members	8
Bonus	
Expected minimum value	0.00
Expected maximum value..........	3,926,929.60
Expected value - goals achieved	3,926,929.60
Profit Sharing	
Expected minimum value	at
Expected maximum value..........	at
Expected value - goals achieved	at

* The amounts described in the table above are estimated and have not yet been submitted for approval by shareholders at a general meeting, which shall be done in due course in accordance with applicable legislation.

Amounts paid with reference to year 2022:

(Amounts in BRL, when applicable)	**Executive Board**
Total number of members	5
Number of paid members	5
Bonus	
Expected minimum value	0.00
Expected maximum value..........	0.00
Expected value - goals achieved	0.00
Profit Sharing	
Expected minimum value	0.00
Expected maximum value..........	19,875,822.22
Expected value - goals achieved	9,937,911.11
Amount effectively recognized	18,637,276.00

(Amounts in BRL, when applicable)	**Board**
Total number of members	9.83
Number of paid members	8.83
Bonus	
Expected minimum value	0.00
Expected maximum value..........	0.00
Expected value - goals achieved	0.00
Profit Sharing	
Expected minimum value	0.00
Expected maximum value..........	27,635,000.00
Expected value - goals achieved	13,817,500.00
Amount effectively recognized	14,421,249.57

Amounts paid with reference to year 2021:

(Amounts in BRL, when applicable)	**Executive Board**
Total number of members	5
Number of paid members	5
Bonus	
Expected minimum value	0.00
Expected maximum value..........	0.00
Expected value - goals achieved	0.00
Profit Sharing	
Expected minimum value	0.00
Expected maximum value..........	35,231,021
Expected value - goals achieved	17,615,511
Amount effectively recognized	14,485,075

Amounts paid with reference to year 2020:

(Amounts in BRL, when applicable)	**Executive Board**
Total number of members	4.00
Number of paid members	4.00
Bonus	
Expected minimum value	0.00
Expected maximum value..........	0.00
Expected value - goals achieved	0.00
Profit Sharing	
Expected minimum value	0.00
Expected maximum value..........	14,053,786
Expected value - goals achieved	7,026,893
Amount effectively recognized	7,026,893

8.4. Compensation Plan Based on Shares of the Board of Directors and Statutory Executive Board

On December 31, 2020, the Company's shareholders approved at an extraordinary general meeting (i) the creation of the Stock Option Plan and its respective standard granting agreement ("Option Plan"); and (ii) the creation of the Stock Option Compensation Plan and its respective standard granting agreement ("Compensation Plan" and, together with the Option Plan, the "Plans").

Additionally, as a result of the spin-off described in item 1.1 of this Reference Form, the Company's managers are still entitled to the grants carried out within the scope of the plans of Companhia Brasileira de Distribuição ("GPA"), namely, the Stock Option Plan ("GPA Option Plan") and the Stock Option Compensation Plan ("GPA Compensation Plan" and, together with the GPA Option Plan, "GPA Plans"), approved at the Extraordinary General Meeting of GPA on May 9, 2019, and amended at the Annual and Extraordinary General Meetings held on April 24, 2015 and April 25, 2019, and at the Extraordinary General Meeting held on December 30, 2019. In the fiscal year ended December 31, 2022, options granted by GPA of B7 Series of the GPA Compensation Plan and C7 Series of the GPA Option Plan were in effect. For information on the GPA Plans, see item 8.4 of the GPA Reference Form.

The Plans that had options in effect on December 31, 2022 are described below:

COMPENSATION PLAN

(a) **general terms and conditions**

The Compensation Plan is managed by the Company's Board of Directors, which established the People, Culture, and Compensation Committee ("Committee") to advise it on the management of the Compensation Plan, among other matters.

The members of the Committee meet to award the granting of options in the Compensation Plan series and, whenever necessary, to decide on issues raised in relation to the Compensation Plan.

Each call options grant series is marked with the letter "B" followed by a number. In the fiscal year ended December 31, 2022, the option granted under B7/B8/B9 Series of the Compensation Plan was in effect.

Statutory and Non-Statutory Officers of the Company are eligible to participate in the Compensation Plan.

Participation in the Compensation Plan does not interfere with the earnings to which the Participant is entitled as an employee and/or manager of the Company, such as salary, fee, pro-labore, benefit, profit sharing and/or any other advantage or compensation.

1

(b) **approval date and body in charge**

The Compensation Plan was approved on December 31, 2020 by the Company's shareholders at an extraordinary general meeting.

(c) **maximum number of shares covered**

The stock options granted pursuant to the Compensation Plan may confer acquisition rights on a number of shares that do not exceed two percent (2%) of the total number of common shares issued by the Company. The total number of shares issued or subject to issue under the terms of the Compensation Plan is subject to adjustments due to splits, groupings and bonuses.

(d) **maximum number of options to be granted**

The maximum number of options to be granted is limited to the maximum number of shares covered by the Compensation Plan, as described in item (c) above.

Each stock option shall give the Participant the right to subscribe or acquire one (1) common share issued by the Company.

(e) **stock purchase conditions**

The granting of stock options shall be formalized by the execution by and between the Company and the Participant of the option agreement, which must specify the total number of shares subject of the respective option, the term and conditions for the effective acquisition of the exercise right of the option, the conditions for such exercise, the acquisition price and the conditions for its payment, subject to the provisions of the Compensation Plan ("Option Agreement").

For the purposes of the Compensation Plan, the date of resolution by the Committee on the call options granting series shall be the date on which the options shall be deemed granted to the respective Participants, provided that the Participant, even if on a date subsequent to the date of resolution by the Committee, agrees to integrate the Compensation Plan with the formalization of the Option Agreement ("Granting Date").

Participants who wish to exercise their call options must notify the Company in writing, during the Exercise Period (as defined in item (i) below), their intention to do so, informing the number

of options they wish to exercise. Such communication shall follow the exercise instrument form attached to the respective Option Agreement ("Option Exercise Instrument").

Participants may exercise their call options in whole or in part, one or more times, provided that for each exercise they send the corresponding Option Exercise Instrument during the Exercise Period.

(f) **criteria for setting the acquisition or exercise price**

The exercise price of each stock option granted under the Compensation Plan shall correspond to one cent (BRL0.01) ("Exercise Price").

(g) **criteria for setting the acquisition or exercise term**

The options granted to a Participant shall not be exercisable for a period of thirty-six (36) months as from the Granting Date ("Vesting Period") and may only be exercised in the period that begins on the first day of the thirty-seventh (37th) month counted from the Granting Date and ends on the last day of the forty-second (42nd) month counted from the Granting Date ("Exercise Period"), except for the assumptions of early exercise, according to item (n) and sub-items applicable below or authorized by the Committee, pursuant to the plan.

(h) **form of settlement**

Up to the thirtieth (30th) day of the month in which the Option Exercise Instrument is received, the Company shall inform the respective Participant: (i) the total exercise price to be paid, resulting from multiplying the Exercise Price by the number of options informed by the Participant in the Option Exercise Instrument; (ii) the date of delivery to the Participant of the shares subject of the exercise of the options, which must occur after approval of the capital increase resulting from the exercise of the respective options by the Board of Directors, within the authorized capital, pursuant to the Company's Bylaws, upon receipt of the Option Exercise Instrument ("Share Acquisition Date"); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant must pay the total exercise price, in currency, through a deduction from the Participant's payroll. The deadline shall always be the tenth (10th) day before the Share Acquisition Date ("Payment Date").

(i) **restrictions on the transfer of shares**

The Compensation Plan does not provide for restrictions on the transfer or circulation of shares obtained through the exercise of options, except for the authority of the Board of Directors to establish such restrictions in the granting agreements that it deems necessary.

(j) **criteria and events that, when verified, shall cause the suspension, alteration or extinction of the plan**

The options granted under the terms of the Compensation Plan shall automatically expire, ceasing all their effects by operation of law, in the following cases: (i) upon their full exercise, as established in item 6 of the Compensation Plan; (ii) after the expiry of the expiration date of the call option; (iii) upon termination, by mutual agreement between the Company and the Participant, of the Option Agreement; (iv) if the Company is dissolved, liquidated or adjudicated as bankrupt; or (v) in the hypotheses provided for in item (n) below, subject to any specific conditions that the Committee may establish for certain Participants.

If the number, type and class of shares existing on the date of approval of the Compensation Plan are changed as a result of bonuses, splits, groupings, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the Committee shall be responsible for carrying out the corresponding adjustment in the number and class of shares subject of the options granted and their respective exercise price, in order to avoid distortions in the application of the Compensation Plan.

(k) **effects of the withdrawal of the manager from the issuer's bodies on his/her rights provided for in the equity-based compensation plan**

In the event of withdrawal of the Participant due to dismissal, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to him/her in accordance with the Compensation Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the term of the Plan, the Participant:

(i) is terminated from the Company, as the case may be, involuntarily, upon dismissal without cause or removal from office without violating the duties and functions of a manager, the Participant may exercise, within ten (10) days from the date of termination, the number of options calculated *pro rata temporis* in relation to the Vesting Period. If the Participant does not exercise them within the period mentioned above, all call options not exercised shall be automatically extinguished, by operation of law, regardless of prior notice or notification and without the right to any indemnification;

(ii) is terminated from the Company, as the case may be, involuntarily, upon dismissal for cause or removal from office for violating the duties and functions of a manager, all call options already exercisable or not yet exercisable in accordance with the respective Option Agreement on the date of his/her termination shall remain automatically extinct, by operation of law, regardless of prior notice or notification and without the right to any indemnification;

(iii) withdraws from the Company, as the case may be, on a voluntary basis, resigning from his/her job or resigning from his/her management position, all call options already exercisable or not yet exercisable in accordance with the respective Option Agreement on

the date of his/her termination shall remain automatically extinct, by operation of law, regardless of prior notice or notification and without the right to any indemnification;

(iv) voluntarily withdraws from the Company, having retired during the course of the employment contract, within a period of fifteen (15) days from the date of withdrawal, the Participant may exercise all call options in accordance with the Option Agreement, including call options in the Vesting Period, subject to the other provisions of item 6 of the Compensation Plan. If the Participant does not exercise them within the period mentioned above, all call options not exercised shall be automatically extinguished, by operation of law, regardless of prior notice or notification and without the right to any indemnification; and

(v) withdraws from the Company due to death or permanent disability, within a period of thirty (30) days from the date of issuance of the probate proceedings or the relevant court order that qualifies the Participant's legal heirs and successors in case of death or statement of permanent disability issued by the National Social Security Institute (INSS), the Participant's qualified legal heirs and successors, as the case may be, may exercise all call options pursuant to the Option Agreement, including call options in the Vesting Period, subject to the other provisions of item 6 of the Compensation Plan. If the Participant's legal heirs or successors do not exercise them within the period mentioned above, all call options not exercised shall be automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any indemnification.

OPTION PLAN

(a) **general terms and conditions**

The Option Plan is managed by the Company's Board of Directors, which established the People, Culture, and Compensation Committee ("Committee") to advise it on the management of the Option Plan, among other matters.

The members of the Committee shall meet to award the granting of options in the Option Plan series and, whenever necessary, to decide on issues raised in relation to the Option Plan.

Each call options grant series is marked with the letter "C" followed by a number. In the fiscal year ended December 31, 2022, the option granted under C7/C8/C9 Series of the Option Plan was in effect.

Statutory and Non-Statutory Officers of the Company are eligible to participate in the Option Plan.

Participant's participation in the Option Plan does not interfere with the compensation to which the Participant is entitled as an employee and/or manager of the Company, such as salary, fee, pro-labore, benefit, profit sharing and/or any other advantage or compensation.

(b) **approval date and body in charge**

The Option Plan was approved on December 31, 2020 by the Company's shareholders at an extraordinary general meeting.

(c) **maximum number of shares covered**

The stock options granted pursuant to the Option Plan may confer acquisition rights on a number of shares that do not exceed two percent (2%) of the total number of common shares issued by the Company. The total number of shares issued or subject to issue under the terms of the Option Plan is subject to adjustments due to splits, groupings and bonuses.

(d) **maximum number of options to be granted**

The maximum number of options to be granted is limited to the maximum number of shares covered by the Option Plan, as described in item (c) above.

Each stock option shall give the Participant the right to subscribe or acquire one (1) common share issued by the Company.

(e) **stock purchase conditions**

The granting of stock options shall be formalized by the execution by and between the Company and the Participant of the option agreement, which must specify the total number of shares subject of the respective option, the term and conditions for the effective acquisition of the exercise right of the option, the conditions for such exercise, the acquisition price and the conditions for its payment, subject to the provisions of the Option Plan ("Option Agreement").

For the purposes of the Option Plan, the date of resolution by the Committee on the call options granting series shall be the date on which the options shall be deemed granted to the respective Participants, provided that the Participant, even if on a date subsequent to the date of resolution by the Committee, agrees to integrate the Option Plan with the formalization of the Option Agreement ("Granting Date").

Participants who wish to exercise their call options must notify the Company in writing, during the Exercise Period (as defined in item (i) below), their intention to do so, informing the number

of options they wish to exercise. Such communication shall follow the exercise instrument form attached to the respective Option Agreement ("Option Exercise Instrument").

Participants may exercise their call options in whole or in part, one or more times, provided that for each exercise they send the corresponding Option Exercise Instrument during the Exercise Period.

(f) **criteria for setting the acquisition or exercise price**

The exercise price of the stock option for each series granted under the Option Plan shall correspond to eighty percent (80%) of the average closing price of the Company's common shares traded in the last twenty (20) trading sessions of B3 S.A. - Brasil, Bolsa, Balcão - prior to the call date for the Committee meeting that resolves on granting the options in that series ("Exercise Price").

(g) **criteria for setting the acquisition or exercise term**

The options granted to a Participant shall not be exercisable for a period of thirty-six (36) months as from the Granting Date ("Vesting Period") and may only be exercised in the period that begins on the first day of the thirty-seventh (37th) month counted from the Granting Date and ends on the last day of the forty-second (42nd) month counted from the Granting Date ("Exercise Period"), except for the assumptions of early exercise, according to item (n) and sub-items applicable below or authorized by the Committee, pursuant to the plan.

(h) **form of settlement**

Up to the thirtieth (30th) day of the month in which the Option Exercise Instrument is received, the Company shall inform the respective Participant: (i) the total exercise price to be paid, resulting from multiplying the Exercise Price by the number of options informed by the Participant in the Option Exercise Instrument; (ii) the date of delivery to the Participant of the shares subject of the exercise of the options, which must occur after approval of the capital increase resulting from the exercise of the respective options by the Board of Directors, within the authorized capital, pursuant to the Company's Bylaws, upon receipt of the Option Exercise Instrument ("Share Acquisition Date"); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant must pay the total exercise price, in currency, through an electronic transfer available to the bank account held by the Company. The payment deadline shall always be the tenth (10th) day before the Share Acquisition Date ("Payment Date").

(i) **restrictions on the transfer of shares**

The Participant shall be prevented, during a period of one hundred and eighty (180) days from the Payment Date, from directly or indirectly selling, assigning, exchanging, disposing,

transferring, granting the capital of another company, granting an option, or even entering into any act or agreement that results, or may result, in the sale, direct or indirect, either for consideration or free of charge, of all or any of the shares acquired through the exercise of the call option within the scope of the Stock Option Plan.

(j) **criteria and events that, when verified, shall cause the suspension, alteration or extinction of the plan**

The options granted under the terms of the Option Plan shall automatically expire, ceasing all their effects by operation of law, in the following cases: (i) upon their full exercise, as established in item 6 of the Option Plan; (ii) after the expiry of the expiration date of the call option; (iii) upon termination, by mutual agreement between the Company and the Participant, of the Option Agreement; (iv) if the Company is dissolved, liquidated or adjudicated as bankrupt; or (v) in the hypotheses provided for in item (n) below, subject to any specific conditions that the Committee may establish for certain Participants.

If the number, type and class of shares existing on the date of approval of the Option Plan are changed as a result of bonuses, splits, groupings, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the Committee shall be responsible for carrying out the corresponding adjustment in the number and class of shares subject of the options granted and their respective exercise price, in order to avoid distortions in the application of the Option Plan.

(k) **effects of the withdrawal of the manager from the issuer's bodies on his/her rights provided for in the equity-based compensation plan**

In the event of withdrawal of the Participant due to dismissal, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to him/her in accordance with the Option Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the term of the Plan, the Participant:

(i) is terminated from the Company, as the case may be, involuntarily, upon dismissal without cause or removal from office without violating the duties and functions of a manager, the Participant may exercise, within ten (10) days from the date of termination, the number of options calculated *pro rata temporis* in relation to the Vesting Period. If the Participant does not exercise them within the period mentioned above, all call options not exercised shall be automatically extinguished, by operation of law, regardless of prior notice or notification and without the right to any indemnification;

(ii) is terminated from the Company, as the case may be, involuntarily, upon dismissal for cause

or removal from office for violating the duties and functions of a manager, all call options already exercisable or not yet exercisable in accordance with the respective Option Agreement on the date of his/her termination shall remain automatically extinct, by operation of law, regardless of prior notice or notification and without the right to any indemnification;

(iii) withdraws from the Company, as the case may be, on a voluntary basis, resigning from his/her job or resigning from his/her management position, all call options already exercisable or not yet exercisable in accordance with the respective Option Agreement on the date of his/her termination shall remain automatically extinct, by operation of law, regardless of prior notice or notification and without the right to any indemnification;

(iv) voluntarily withdraws the Company, having retired during the course of the employment contract, within a period of fifteen (15) days from the date of withdrawal, the Participant may exercise all call options in accordance with the Option Agreement, including call options in the Vesting Period, subject to the other provisions of item 6 of the Option Plan. If the Participant does not exercise them within the period mentioned above, all call options not exercised shall be automatically extinguished, by operation of law, regardless of prior notice or notification and without the right to any indemnification; and

(v) withdraws the Company due to death or permanent disability, within a period of thirty (30) days from the date of issuance of the probate proceedings or the relevant court order that qualifies the Participant's legal heirs and successors in case of death or statement of permanent disability issued by the National Social Security Institute (INSS), the Participant's qualified legal heirs and successors, as the case may be, may exercise all call options pursuant to the Option Agreement, including call options in the Vesting Period, subject to the other provisions of item 6 of the Option Plan. If the Participant's legal heirs or successors do not exercise them within the period mentioned above, all call options not exercised shall be automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any indemnification, call options not exercised shall be automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any indemnification. (sic)

Share Granting Statement in the last 3 years

NUMBER OF SHARES GRANTED

YEAR	SHARES - B SERIES	SHARES - C SERIES	TOTAL	% DILUTION IN THE YEAR
2021	363,045	363,045	726,090	0.10%
2022	2,163,187	1,923,570	4,086,757	0.30%
2023[1]	3,517,448	2,069,135	5,586,583	0.41%

[1] share grant preview

GRANT TOTAL	10,399,430
% DILUTION	0.77%

NUMBER OF SHARES GRANTED - STATUTORY

YEAR	SHARES - B SERIES	SHARES - C SERIES	TOTAL	% DILUTION IN THE YEAR
2021	88,600	88,600	177,200	0.01%
2022	820,825	820,825	1,641,650	0.12%
2023[1]	2,396,237	947,924	3,344,161	0.25%

[1] share grant preview

GRANT TOTAL	5,163,011
% DILUTION	0.38%

8.5. Equity-based compensation in the form of stock call options recognized in the statement of income of the last 3 fiscal years and that foreseen for the current fiscal year of the Board of Directors and Statutory Executive Board

The tables below show the equity-based compensation recognized in the statement of income in the last 3 fiscal years and that foreseen for the current fiscal year of the Company's Board of Directors and Executive Board.

Sendas Distribuidora S.A.

Equity-based compensation expected for the 2023 fiscal year:

	Board of Directors	Executive Board
Total number of members	9	5
Number of paid members	8	5
Weighted average exercise price:	BRL 6.87	BRL 6.87
(a) Outstanding options at the beginning of the fiscal year	BRL 6.01	R 6.01
(b) Lost and expired options during the fiscal year	[n/a]	[n/a]
(c) Options exercised during the fiscal year	[n/a]	[n/a]
Potential dilution in case of exercise of all outstanding options	0.00%	0.00%

* The amounts described in the table above are estimated and have not yet been submitted for approval by shareholders at a general meeting, which shall be done in due course in accordance with applicable legislation.

Equity-based compensation - fiscal year ended 2022:

	Board of Directors	Executive Board
Total number of members	9.83	5.00
Number of paid members	8.83	5.00
Weighted average exercise price on 12/31/2022	6.01	6.01
(a) Outstanding options at the beginning of the fiscal year	6.70	BRL 6.70
(b) Lost and expired options during the fiscal year	[n/a]	[n/a]
(c) Options exercised during the fiscal year	[n/a]	[n/a]
Potential dilution in case of exercise of all outstanding options	0.00%	0.00%

Equity-based compensation - fiscal year ended 2021:

Sendas Distribuidora S.A.		
	Board of Directors	**Executive Board**
Total number of members	9.00	4.83
Number of paid members	8.00	4.83

Weighted average exercise price:		
(a) Outstanding options at the beginning of the fiscal year	n/a	n/a
(b) Lost and expired options during the fiscal year	n/a	n/a
(c) Options exercised during the fiscal year	n/a	n/a
Potential dilution in case of exercise of all outstanding options	n/a	n/a

(1) Considers the 1:5 stock split approved on August 11, 2021

Companhia Brasileira de Distribuição

Equity-based compensation - fiscal year ended 2022: there was no equity-based compensation in 2022

Equity-based compensation - fiscal year ended 2021:

	Board of Directors	Executive Board
Total number of members	n/a	4.83
Number of paid members	n/a	4.83
Weighted average exercise price:		
(a) Outstanding options at the beginning of the fiscal year	n/a	BRL 5.71
(b) Lost and expired options during the fiscal year	n/a	BRL 10.05
(c) Options exercised during the fiscal year	n/a	BRL 7.65
Potential dilution in case of exercise of all outstanding options	n/a	0.07%

Equity-based compensation - fiscal year ended 2020:

	Board of Directors	Executive Board
Total number of members	n/a	4.00
Number of paid members	n/a	4.00
Weighted average exercise price:		
(a) Outstanding options at the beginning of the fiscal year	n/a	31.55
(b) Lost and expired options during the fiscal year	n/a	n/a
(c) Options exercised during the fiscal year	n/a	28.40
Potential dilution in case of exercise of all outstanding options	n/a	0.10%

8.6. Granting of Stock Call Options carried out in the last 3 fiscal years and foreseen for the current fiscal year for the Board of Directors and Statutory Executive Board

There were no grants of options in the year ended December 31, 2020. The grants made in the fiscal years ended December 31, 2022 and 2021 are shown below, as well as the grants planned for the fiscal year ending on December 31, 2023:

Forecast for the fiscal year ending on December 31, 2023: B10 Series:

Sendas Distribuidora S.A.	Board of Directors	Statutory Executive Board
Total number of members	9	5
Number of paid members	8	5
Granting date	[n/a]	05/31/2023
Number of options granted	[n/a]	2,396,237
Deadline for the options to become exercisable	[n/a]	06/01/2026
Maximum period for exercising the options	[n/a]	11/30/2026
Restriction period for the transfer of shares received as a result of the exercise of options	[n/a]	[n/a]
Fair value of options on the granting date	[n/a]	BRL 16.83
Multiplying the number of shares granted by the fair value of the options on the granting date	[n/a]	BRL 40,328,668.71

C10 Series:

Sendas Distribuidora S.A.	Board of Directors	Statutory Executive Board
Total number of members	9	5
Number of paid members	8	5
Granting date	[n/a]	05/31/2023
Number of options granted	[n/a]	947,924
Deadline for the options to become exercisable	[n/a]	06/01/2026
Maximum period for exercising the options	[n/a]	11/30/2026
Restriction period for the transfer of shares received as a result of the exercise of options	[n/a]	180 days
Fair value of options on the granting date	[n/a]	BRL 9.48
Multiplying the number of shares granted by the fair value of the options on the granting date	[n/a]	BRL 8,986,319.52

Fiscal year ended December 31, 2022:

B9 Series:

Sendas Distribuidora S.A.	Board of Directors	Statutory Executive Board
Total number of members	9.83	5
Number of paid members	8.83	5
Granting date	05/31/2022	05/31/2022
Number of options granted	276,891	820,825
Deadline for the options to become exercisable	06/01/2025	06/01/2025
Maximum period for exercising the options	11/30/2025	11/30/2025
Restriction period for the transfer of shares received as a result of the exercise of options	[n/a]	[n/a]
Fair value of options on the granting date	BRL 15.27	BRL 15.27
Multiplying the number of shares granted by the fair value of the options on the granting date	BRL 4,228,125.57	BRL 12,533,997.75

C9 Series:

Sendas Distribuidora S.A.	Board of Directors	Statutory Executive Board
Total number of members	9.83	5
Number of paid members	8.83	5
Granting date	05/31/2022	05/31/2022
Number of options granted	37,274	820,825
Deadline for the options to become exercisable	06/01/2025	06/01/2025
Maximum period for exercising the options	11/30/2025	11/30/2025
Restriction period for the transfer of shares received as a result of the exercise of options	180 days	180 days
Fair value of options on the granting date	BRL 7.35	BRL 7.35
Multiplying the number of shares granted by the fair value of the options on the granting date	BRL 2,035,148.85	BRL 6,033,063.75

Fiscal year ended December 31, 2021:

B8 Series:

Sendas Distribuidora S.A.	Board of Directors	Statutory Executive Board
Total number of members	[n/a]	4.83
Number of paid members	[n/a]	4.83
Granting date	[n/a]	05/31/2021
Number of options granted	[n/a]	88,600
Deadline for the options to become exercisable	[n/a]	05/31/2024

Sendas Distribuidora S.A.	Board of Directors	Statutory Executive Board
Maximum period for exercising the options	[n/a]	11/30/2024
Restriction period for the transfer of shares received as a result of the exercise of options	[n/a]	[n/a]
Fair value of options on the granting date	[n/a]	BRL 17.21
Multiplying the number of shares granted by the fair value of the options on the granting date	[n/a]	BRL 1,524,806.00

C8 Series:

Sendas Distribuidora S.A.	Board of Directors	Statutory Executive Board
Total number of members	[n/a]	4.83
Number of paid members	[n/a]	4.83
Granting date	[n/a]	05/31/2021
Number of options granted	[n/a]	88,600
Deadline for the options to become exercisable	[n/a]	05/31/2024
Maximum period for exercising the options	[n/a]	11/30/2024
Restriction period for the transfer of shares received as a result of the exercise of options	[n/a]	180 days
Fair value of options on the granting date	[n/a]	BRL 7.69
Multiplying the number of shares granted by the fair value of the options on the granting date	[n/a]	BRL 681,334.00

B7 Series:

Companhia Brasileira de Distribuição	Board of Directors	Statutory Executive Board
Total number of members	[n/a]	4
Number of paid members	[n/a]	4
Granting date	[n/a]	05/31/2020
Number of options granted	[n/a]	52,475
Deadline for the options to become exercisable	[n/a]	05/31/2023
Maximum period for exercising the options	[n/a]	11/30/2023
Restriction period for the transfer of shares received as a result of the exercise of options	[n/a]	[n/a]
Fair value of options on the granting date	[n/a]	BRL 20.78
Multiplying the number of shares granted by the fair value of the options on the granting date	[n/a]	BRL 1,090,430.50

C7 Series:

Companhia Brasileira de Distribuição	Board of Directors	Statutory Executive Board
Total number of members	[n/a]	4
Number of paid members	[n/a]	4
Granting date	[n/a]	05/31/2020
Number of options granted	[n/a]	52,475
Deadline for the options to become exercisable	[n/a]	05/31/2023
Maximum period for exercising the options	[n/a]	11/30/2023
Restriction period for the transfer of shares received as a result of the exercise of options	[n/a]	180 days
Fair value of options on the granting date	[n/a]	BRL 10.43
Multiplying the number of shares granted by the fair value of the options on the granting date	[n/a]	BRL 547,314.25

B6 Series:

Companhia Brasileira de Distribuição	Board of Directors	Statutory Executive Board
Total number of members	[n/a]	4
Number of paid members	[n/a]	4
Granting date	[n/a]	05/31/2019
Number of options granted	[n/a]	43,528
Deadline for the options to become exercisable	[n/a]	05/31/2022
Maximum period for exercising the options	[n/a]	11/30/2022
Restriction period for the transfer of shares received as a result of the exercise of options	[n/a]	[n/a]
Fair value of options on the granting date	[n/a]	BRL 82.39
Multiplying the number of shares granted by the fair value of the options on the granting date	[n/a]	BRL 3,586,271.92

C6 Series:

Companhia Brasileira de Distribuição	Board of Directors	Statutory Executive Board
Total number of members	[n/a]	4
Number of paid members	[n/a]	4
Granting date	[n/a]	05/31/2019
Number of options granted	[n/a]	43,528

Companhia Brasileira de Distribuição	Board of Directors	Statutory Executive Board
Deadline for the options to become exercisable	[n/a]	05/31/2022
Maximum period for exercising the options	[n/a]	11/30/2022
Restriction period for the transfer of shares received as a result of the exercise of options	[n/a]	180 days
Fair value of options on the granting date	[n/a]	BRL 31.50
Multiplying the number of shares granted by the fair value of the options on the granting date	[n/a]	BRL 1,371,132.00

8.7. Outstanding Options of the Board of Directors and Statutory Executive Board at the end of the last fiscal year

Below is the equity-based compensation paid to the Company's Executive Board in 2022.

	Executive Board							
Total number of members	5							
Number of paid members	5							
In relation to each grant of options:*	**B6 Series (GPA)**	**C6 Series (GPA)**	**B7 Series (GPA)**	**C7 Series (GPA)**	**B8 Series (ASSAÍ)**	**C8 Series (ASSAÍ)**	**B9 Series (ASSAÍ)**	**C9 Series (ASSAÍ)**
Granting date	05/31/2019	05/31/2019	05/31/2020	05/31/2020	05/31/2021	05/31/2021	05/31/2022	05/31/2022
Number of options granted (in number of shares)	43,528	43,528	52,475	52,475	88,600	88,600	820,825	820,825
Deadline for the options to become exercisable	06/01/2022	06/01/2022	06/01/2023	06/01/2023	06/01/2024	06/01/2024	06/01/2025	06/01/2025
Maximum period for exercising the options	11/30/2022	11/30/2022	11/30/2023	11/30/2023	11/30/2024	11/30/2024	11/30/2025	11/30/2025
Restriction period for the transfer of shares	[N/A]	180 days	[N/A]	180 days	[N/A]	180 days	[N/A]	180 days
Weighted average exercise price of each of the following groups of shares:								
Outstanding options at the beginning of the fiscal year (in BRL, per share)	0.01	70.62	0.01	51.18	0.01	13.39	0.01	12.53
Lost options during the fiscal year (in BRL, per share)	[N/A]	[N/A]	[N/A]	[N/A]	[N/A]	[N/A]	[N/A]	[N/A]
Exercised options during the fiscal year (in BRL, per share)	0.01	70.62	0.01	51.18	0.01	13.39	0.01	12.53
Expired options during the fiscal year (in BRL, per share)	[N/A]	[N/A]	[N/A]	[N/A]	[N/A]	[N/A]	[N/A]	[N/A]
Fair value of options on the granting date	82.39	31.5	20.78	10.43	17.21	7.69	15.27	7.35

(in BRL, per share)

Potential dilution in case of exercise of options	[N/A]	[N/A]	[N/A]	[N/A]	[N/A]	[N/A]	[N/A]	[N/A]

Below is the equity-based compensation paid to the Company's Board of Directors in 2022.

Board of Directors of Sendas Distribuidora S.A.		
Total number of members	9.83	
Number of paid members	8.83	
In relation to each grant of options:*	**B9 Series**	**C9 Series**
Granting date	05/31/2022	05/31/2022
Number of options granted (in number of shares)	276,891	37,274
Deadline for the options to become exercisable	06/01/2025	06/01/2025
Maximum period for exercising the options	11/30/2025	11/30/2025
Restriction period for the transfer of shares	[N/A]	180 days
Weighted average exercise price of each of the following groups of shares:	0.01	12.53
Outstanding options at the beginning of the fiscal year (in BRL, per share)	[n/a]	[n/a]
Lost options during the fiscal year (in BRL, per share)	[n/a]	[n/a]
Exercised options during the fiscal year (in BRL, per share)	[n/a]	[n/a]
Expired options during the fiscal year (in BRL, per share)	[n/a]	[n/a]
Fair value of options on the granting date (in BRL, per share)	[n/a]	[n/a]
Potential dilution in case of exercise of options	[n/a]	[n/a]

8.8 Exercised Options Relating to Equity-based Compensation of the Board of Directors and Statutory Executive Board in the last 3 fiscal years

Below are the options exercised by GPA and ASSAÍ for the members of the Company's Executive Board in 2020, 2021 and 2022.

The shares referring to the exercise of the stock call options of GPA and ASSAÍ are delivered on the date of the respective exercise and each option gives the right to one share. Accordingly, there is no differentiation between the options exercised and the shares delivered in the years 2020, 2021 and 2022.

Amounts for year 2022:

Executive Board		
Number of paid members (who exercised)	4	
In relation to the options exercised and shares delivered:	**C6 Series (ASSAI)**	**C6 Series (GPA)**
Total number of members	4	4
Number of paid members	4	4
Number of shares	203,385	5,054
Weighted average exercise price (in BRL, per share)	10.65	17.39
Weighted average market price of the shares related to the options exercised	15.67	18.03
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares related to the options exercised	BRL 1,020,992.70	BRL 3,234.56

Executive Board		
Number of paid members (who exercised)	4	
In relation to the options exercised and shares delivered:	**B6 Series (ASSAI)**	**B6 Series (GPA)**
Total number of members	4	4
Number of paid members	4	4
Number of shares	203,385	40,677
Weighted average exercise price (in BRL, per share)	0.01	0.01
Weighted average market price of the shares related to the options exercised	15.67	18.55
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market	BRL 3,185,009.10	BRL 753,948.20

price of the shares related to the options exercised		

Board of Directors		
Number of paid members (who exercised)	two	
In relation to the options exercised and shares delivered:	**B6 Series (ASSAI)**	**B6 Series (GPA)**
Total number of members	10	[n/a]
Number of paid members	9	[n/a]
Number of shares	575,390	[n/a]
Weighted average exercise price (in BRL, per share)	0.01	[n/a]
Weighted average market price of the shares related to the options exercised	15.67	[n/a]
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares related to the options exercised	BRL 9,010,607.40	[n/a]

Amounts for year 2021:*

	Executive Board	
Number of paid members (who exercised)	4	
In relation to the options exercised and shares delivered:	**B5 Series (GPA)**	**C5 Series (GPA)**
Number of Shares	41,673	41,673
Weighted average exercise price (in BRL, per share)	0.01	62.61
Total value of the difference between the exercise value and the market value of the shares related to the options exercised (in BRL, per share)	29.54	33.06

** The table for year 2021 uses the format of CVM Resolution 80 before its amendment by CVM Resolution 59, considering the Company's spin-off.*

Values for year 2020:*

	Executive Board	
Number of paid members (who exercised)	4	
In relation to the options exercised and shares delivered:	**B4 Series (GPA)**	**C4 Series (GPA)**
Number of Shares	45,320	45,320
Weighted average exercise price (in BRL, per share)	0.01	56.78
Total value of the difference between the exercise	67.32	10.55

value and the market value of the shares related to the options exercised (in BRL, per share)		

** The table for year 2021 uses the format of CVM Resolution 80 before its amendment by CVM Resolution 59, considering the Company's spin-off.*

8.9 Equity-based compensation, in the form of shares to be delivered directly to beneficiaries, recognized in the statement of income of the last 3 fiscal years and that foreseen for the current fiscal year for the Board of Directors and Statutory Executive Board

Item not applicable considering that there is no equity-based compensation plan in the form of shares to be delivered directly to beneficiaries recognized in the last 3 fiscal years.

8.10 Granting of Shares carried out in the last 3 fiscal years and foreseen for the current fiscal year for the Board of Directors and Statutory Executive Board

Item not applicable considering that there is no equity-based compensation plan in the form of shares to be delivered directly to beneficiaries recognized in the last 3 fiscal years.

8.11 Shares Delivered Related to Equity-based Compensation of the Board of Directors and Statutory Executive Board

Item not applicable considering that there is no equity-based compensation plan in the form of shares to be delivered directly to beneficiaries recognized in the last 3 fiscal years.

8.12 Information Required for Understanding the Data Disclosed in Items 8.5 to 8.11

a. pricing model

The fair value of each option granted is estimated on the granting date using the *Black-Scholes-Merton* option pricing model.

b. data and assumptions used in the pricing model, including weighted average share price, exercise price, expected volatility, option lifetime, expected dividends and risk-free interest rate

The fair value of each option granted is estimated on the granting date using the *Black-Scholes-Merton* option pricing model, considering the following assumptions for options effective in [2022]. Considers the 1:5 stock split approved on August 11, 2021

	On the granting date
Weighted average share price (per share), according to the average value of the last 20 trading sessions in relation to the granting date	B6 Series: BRL 88.27 C6 Series: BRL 88.27 B7 Series: BRL 75.68 C7 Series: BRL 75.68 B8 Series: BRL 17.18 (Sendas) C8 Series: BRL 17.18 (Sendas) B9 Series: BRL 15.66 (Sendas) C9 Series: BRL 15.66 (Sendas)
Exercise price	B6 Series: BRL 0.01 C6 Series: BRL 70.62 B7 Series: BRL 0.01 C7 Series: BRL 60.54 B8 Series: BRL 0.01 (Sendas) C8 Series: BRL 13.39 (Sendas)

	On the granting date
	B9 Series: BRL 0.01 (Sendas)
	C9 Series: BRL 12.53 (Sendas)
Expected updated volatility	37.29%
Options lifetime	3 years
Expected dividends	1.20%
Risk-free interest rate	12.18%
Fair value of the option on the granting date (per option)	See item 8.7 above

c. method used and assumptions made to incorporate the expected effects of early exercise

Early exercise due to involuntary withdrawal, death or disability of the beneficiary, as well as due to corporate events, are not considered for the purposes of pricing the options.

The Company adopts the premise that the options shall be exercised from the moment they become exercisable. Thus, the options lifetime adopted in the calculations is 3 years, according to the grant series and corresponding vesting periods.

d. way of determining the expected volatility

To calculate the expected volatility, the standard deviation of the natural logarithms of historical daily variations in the price of shares issued by the Company was used, according to the options lifetime.

It is. other features incorporated in measuring the fair value of options

There are no additional characteristics to inform in this item.

8.13 Number of shares, quotas and other securities convertible into shares or quotas, issued in Brazil or abroad, issued by the issuer, its direct or indirect controllers, controlled companies or companies under common control, held by members of the Board of Directors, the Statutory Executive Board, or the Fiscal Council

a. Shares or quotas directly or indirectly held, in Brazil or abroad, issued by the issuer, its direct or indirect controllers, controlled companies or companies under common control:

Board of Directors	1,279,472 common shares issued by the Company
Executive Board	1,538,654 common shares issued by the Company
Fiscal Council	0

b. Other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controllers, controlled companies or companies under common control:

Board of Directors	1,330,063 common shares issued by Companhia Brasileira de Distribuição
Executive Board	144,301 common shares issued by Companhia Brasileira de Distribuição
Fiscal Council	0

8.14 Information on Pension Plans Granted to Members of the Board of Directors and Statutory Officers

Information regarding the private pension plans in effect and granted to the Company's management members.

	Board of Directors	Executive Board
Number of members	[n/a]	5
Number of paid members [1]	[n/a]	5
Plan name	Assaí Private Pension Plan, with Brasilprev Seguros e Previdência S.A.	
Number of managers who meet the conditions to retire	None	
Conditions for early retirement	- Be at least 60 years old; - Have at least 10 years of employment with the Company; - Have at least 5 years of contribution to the Pension Plan; and - Having terminated the relationship with the Company.	
Updated value of accrued contributions in the pension plan until the end of the last fiscal year, discounting the portion related to contributions made directly by managers (in BRL)	**BRL 1,101,853.38**	
Total accrued value of contributions made during the last fiscal year, discounting the portion related to contributions made directly by managers (in BRL)	**BRL 254,591.40**	
Possibility and conditions for early redemption:	Early redemption is possible, in the event of the beneficiary withdrawing the Company. Regarding the redemption of contributions made by the Company, the reserve balance shall be released according to the following proportion: - No redemption, in case of contribution for less than 4 years; - Redemption of 50% of the balance, in case of contribution for 4 to 5 years; and - Redeem 100% of the balance, in case of contribution for more than 5 years. Exclusively for the cases of Statutory Officers, 100% of the reserve shall be released at the end of the respective term of office.	

[1] The number of members of the Executive Board who are compensated with private pension plans, informed in the table above, corresponds to the annual average of the number of Officers compensated on a monthly basis.

8.15 Maximum, Minimum and Average Individual Compensation of the Board of Directors, the Statutory Executive Board, and the Fiscal Council

	Statutory Executive Board			Board of Directors			Fiscal Council		
	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020
Number of members	5	4.83	4	9.83	9	0	3	3	0
Number of paid members	5	4.83	4	8.83	8	0	3	3	0
Value of the highest compensation (Reais)	32,376,846.90	20,857,461.14	14,973,432.67	8,417,984.42	13,604,484.68	0	187,200.00	124,800.00	0
Amount of the lowest compensation (Reais)	1,681,732.92	2,651,300.39	1,879,899.93	216,000.00	216,000.00	0	165,600.00	96,140.21	0
Average compensation value (Reais)	12,095,751.26	8,209,819.65	6,216,783.55	4,278,118.09	4,235,825.16	0	194,726.67	110,446.73	0

Note

Statutory Executive Board	
12/31/2022	The minimum, average and maximum compensation calculations excluded managers who held the position for less than 12 months. Higher value includes funds related to fees, vacation, 13th salary and paid vacation.

Statutory Executive Board	
	Tenure of the member with the highest compensation: 12 months.
12/31/2021	The minimum, average and maximum compensation calculations excluded managers who held the position for less than 12 months. Higher value includes funds related to fees, vacation, 13th salary and paid vacation. Tenure of the member with the highest compensation: 12 months.
12/31/2020	The minimum, average and maximum compensation calculations excluded managers who held the position for less than 12 months. Higher value includes funds related to fees, vacation, 13th salary and paid vacation. Tenure of the member with the highest compensation: 12 months.

Board of Directors	
12/31/2022	The minimum, average and maximum compensation calculations excluded managers who held the position for less than 12 months. Higher value includes funds related to fees, vacation, 13th salary and paid vacation. Tenure of the member with the highest compensation: 12 months.
12/31/2021	Considering that all members of the Board of Directors held the position for less than 12 months, the amount of the lowest individual annual compensation was calculated considering the compensation effectively recognized in the statement of income for the year. Higher value includes funds related to fees, vacation, 13th salary and paid vacation. Tenure of the member with the highest compensation: 12 months.
12/31/2020	The Company did not have a Board of Directors in fiscal year 2020.

Fiscal Council	
12/31/2022	The minimum, average and maximum compensation calculations excluded members of Fiscal Council who held the position for less than 12 months. Higher value includes funds related to fees, vacation, 13th salary and paid vacation. Tenure of the member with the highest compensation: 12 months.

12/31/2021	The minimum, average and maximum compensation calculations excluded members of Fiscal Council who held the position for less than 12 months. Higher value includes funds related to fees, vacation, 13th salary and paid vacation. Tenure of the member with the highest compensation: 12 months.
12/31/2020	The Company did not have a Fiscal Council installed in 2020.

8.16 Compensation or indemnification mechanisms for managers in the event of removal from office or retirement

On the date of this Reference Form, the Company did not have contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for the Company's managers in the event of removal from office or retirement.

8.17 Percentage of the total compensation of each body recognized in the Company's statement of income for members of the Board of Directors, the Statutory Executive Board, and the Fiscal Council that are parties related to the direct or indirect controllers, in relation to the last 3 fiscal years and the forecast for the current fiscal year

No compensation was recognized in the Company's statement of income for members of the Board of Directors, the Statutory Executive Board and the Fiscal Council who are parties related to the Company's direct or indirect controllers in the fiscal years ended in 2022, 2021 and 2020 and there is no forecast for the current fiscal year.

8.18 Amounts recognized in the Company's statement of income as compensation for members of the Board of Directors, Statutory Officers, or the Fiscal Council, for any reason other than the function they hold, such as, for example, commissions and consulting or advisory services, in relation to the last 3 fiscal years and the forecast for the current fiscal year

On the date of this Reference Form, the Company did not have contractual arrangements or other instruments that would structure compensation or indemnification mechanisms for the Company's managers

8.19 Compensation of Managers and Members of the Fiscal Council Recognized in the Statement of Income of Direct or Indirect Controllers of Companies under Common Control and Issuer's Controlled Companies

Expected amounts for year 2023:

Board of Directors	Executive Board	Fiscal Council	Total
BRL 0.00	BRL 0.00	BRL 0.00	**BRL 0.00**

Amounts for year 2022:

Board of Directors	Executive Board	Fiscal Council	Total
BRL 0.00	BRL 0.00	BRL 0.00	**BRL 0.00**

Amounts for the 2021 year:

Board of Directors	Executive Board	Fiscal Council	Total
BRL 0.00	BRL 0.00	BRL 0.00	**BRL 0.00**

Amounts for the 2020 year:

Board of Directors	Executive Board	Fiscal Council	Total
BRL 0.00	BRL 14,973,432.67	BRL 0.00	**BRL 14,973,432.67**

The amounts above refer to the compensation that is recognized in the Company's statement of income, and, therefore, reflected in item 8.2 of this Reference Form, but which was also recognized in the consolidated statement income of the controlling company (Companhia Brasileira de Distribuição) by consolidation, since the Company was its wholly-owned subsidiary.

8.20 Other Relevant Information

Not applicable, considering that all relevant and pertinent information to this topic was disclosed in the items above.

EXHIBIT 4

Company's Financial Situation

(Item 2 of the New Reference Form)

2. Officers' Comments

2.1 – General financial and equity conditions

The financial information contained in items 2.1 to 2.11, except when expressly indicated, must be read in conjunction with the Company's audited financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, which were prepared in accordance with the *International Financial Reporting Standards* ("IFRS"), issued by the *International Accounting Standards Board* ("IASB"), and the accounting practices adopted in Brazil. Accounting practices adopted in Brazil include those set forth in Brazilian Corporation Law and in the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee ("CPC") and approved by the CVM.

The information presented below was evaluated and commented on by the Company's Officers. The analysis of the Company's Officers clarifying the results obtained and the reasons for the fluctuation in the values of the equity accounts represent an opinion on the impacts or effects of the data presented in the financial statements on the Company's financial situation. Therefore, the evaluations, opinions and comments of the Company's Officers, herein presented, translate their vision and perception about the Company's activities, businesses and performance, as well as aim to provide investors with information that will help them compare the Company's financial statements with the respective fiscal years, and the main factors that explain such changes between the fiscal years. The Company's Management cannot guarantee that the financial situation and the results obtained in the past will be reproduced in the future.

The terms "AH" and "AV" appearing in the columns of certain tables in this item 2 generally mean "Horizontal Analysis" and "Vertical Analysis", respectively. The Horizontal Analysis compares indices or items of the same item, while the Vertical Analysis represents the percentage of the item in relation to net operating revenue, total assets or total liabilities and shareholders' equity or the account duly indicated.

Corporate restructuring

At a meeting of the Board of Directors held on September 9, 2020, the start of studies for the segregation of the Company from Grupo Pão de Açúcar ("GPA") through a partial spin-off operation ("Spin-off") was authorized.

The Spin-off was preceded by the transfer of the shareholding in Éxito held by the Company and the transfer of certain operating assets to GPA.

The purpose of the Spin-off was to release the full potential of the Company's businesses, allowing it to operate autonomously, with separate management, focus on the business model and market opportunities. Additionally, the Spin-off allowed direct access to the capital market and other sources of financing.

With the implementation of the Spin-off, the Company's shares held by GPA were distributed to its shareholders, in exact proportion to the equity interest held by them in GPA's capital stock. Said distribution took place after obtaining, by the Company, the listing of the shares issued by it in the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão, together with the listing of *American Depositary Securities* ("ADSs") representing the Company's shares in the New York Stock Exchange ("NYSE").

On December 11, 2020, the Company obtained registration as a publicly-held company in category "A" before the Brazilian Securities Commission (CVM), pursuant to CVM Resolution No. 80/22.

On February 10, 2021, the request for listing and admission to trading of shares issued by the Company on the Novo Mercado of B3 SA – Brasil, Bolsa, Balcão was granted and on February 12, 2021, the listing request was granted of the ADSs issued by the Company on the NYSE.

The Company's shares began to be traded on the B3 as of March 1, 2021 and the ADSs traded on the NYSE as of March 8, 2021.

For more information about the Spin-off, see item 1.12 of this Reference Form.

Conversion of Extra Hiper stores into Assaí

On October 14, 2021, the Board of Directors of the Company and GPA approved the transaction for the conversion of Extra Hiper stores, operated by GPA, into cash & carry stores that will now be operated under the Assaí brand ("Transaction").

The Company and GPA signed an "*Agreement for Assignment for Consideration of Exploitation Rights of Commercial Points and Other Covenants*" on December 16, 2021, as amended ("Agreement"), regulating the assignment to Assaí of the exploration rights of up to 70 commercial points located in various states of Brazil, 17 of which are owned by GPA and 53 are owned by third parties, for a total amount of up to BRL 3,973 million, to be paid by the Company in installments between December 2021 and January 2024, adjusted by the CDI + 1.2% p.a., and may also involve the acquisition by the Company of some equipment existing in the stores. On December 26, 2022, the Board of Directors of GPA and the Company confirmed that 4 properties were not subject of the Transaction, therefore, upon conclusion, the Company received the assignment of 66 properties, with an adjustment in the acquisition price of BRL 3,973 million to BRL 3,928 million.

In parallel with the Transaction, GPA sold properties to the real estate fund Barzel Retail Fundo de Investimento Imobiliário ("Fund"), with the Company's intervention and guarantee. Out of GPA's 17 own properties, 16 were sold to the Fund, and the Company undertakes to enter into a purchase and sale agreement for the acquisition by January 5, 2024 of the property that was not acquired by the Fund. Furthermore, the Company signed a contract with the Fund to lease the 16 properties acquired from GPA, for a period of 25 years, renewable for an additional period of 15 years.

(a) **general financial and equity conditions**

The Company closed fiscal year 2022 with 263 wholesale cash & carry stores in operation in 23 Brazilian states and the Federal District and with 1,306,724 million square meters of sales area, through the opening of 60 new stores, of which 47 stores were hypermarket conversions. The Company ended fiscal year December 31, 2021 with 212 wholesale cash & carry stores in operation and, through its Assaí brand, strengthened its presence in the Brazilian market with the opening of 28 new stores in the Brazilian territory, achieving another year of strong expansion that was a record for the Company, with a 19% growth in sales area in the fiscal year ended December 31, 2021, compared to the same period of 2020, in which the Company opened 19 new stores.

In 2022, the mobility restrictions imposed by the COVID-19 pandemic were reduced and there was an important resumption of the flow of customers in stores. However, even under the impact of high inflation, which pressured the population's purchasing power, the Company's business model proved to be successful.

On December 31, 2022, the Company recorded net operating revenue of BRL 54,520 million, representing a growth of 30.1% compared to the previous fiscal year. Coupled with a commercial dynamic suited to the competitive environment, sales performance resulted in significant market share gains throughout the 2022 fiscal year. On December 31, 2021, the Company recorded net operating revenue of BRL 41,898 million, representing growth of 16.2% (or 16.5% in the cash & carry view), when compared to the fiscal year ended December 31, 2020, in which it earned net operating revenue of BRL 36,043 million. As observed in the 2022 fiscal year, said growth resulted in market share gains, consistent EBITDA margin and progress in the Company's digital initiatives, which were achieved despite the effects caused by the COVID-19 pandemic and a very challenging macroeconomic context with a significant reduction in the purchasing power of the population due to the high level of inflation and the decrease in emergency aid compared to 2020.

On December 31, 2022, the Company also recorded 17.6% of increase in EBITDA, which totaled BRL 3,840 million, compared to BRL 3,266 million in the fiscal year ended December 31, 2021 and BRL 3,807 million in the fiscal year ended December 31, 2020. Additionally, the Company presented BRL 1,220 million in net income in the fiscal year ended December 31, 2022, representing a reduction of 24.2% when compared to the fiscal year ended December 31, 2021, when it reached BRL 1,610 million, representing an increase of 3.5% (or 60.5% referring to the profit of the controlling shareholders, in the cash & carry view) when compared to the fiscal year ended December 31, 2020, when it reached BRL 1,556 million. For the purposes of this item 2, the cash & carry view reflects the transfer to Companhia Brasileira de Distribuição (GPA) of 6 gas stations (which in the fiscal year ended December 31, 2020 had revenues of approximately BRL 90 million), and is also mentioned in the comments below.

Throughout the 2022 fiscal year, the Company carried out other funding operations with the objective of reinforcing its cash position and obtaining resources to support the progress of its expansion, in particular the project to convert approximately 70 hypermarket commercial points

into stores of the "Assaí" brand. In the third quarter of 2022, the Company made a new issue of real estate receivables certificates aimed at refinancing the portion of debt maturing in 2023, with a funding cost that allowed reducing the Company's average debt cost to CDI + 1.47% and keeping the average term at around 4 years. Also, in the fourth quarter of 2022, the Company issued book-entry commercial notes, also with the objective of refinancing the portion of the debt maturing in 2023, the cost of raising this issue is CDI+ 0.93% lower than the average cost of the Company's debt, which currently stands at CDI+1.45%, with an average term of 3.5 years.

Also in 2021, the refinancing of the Company's 1st issue of debentures was completed, allowing for a reduction in the cost of debt by approximately 1 percentage point and the extension of the average debt term from 2 to more than 4 years.

Furthermore, on December 31, 2022, the Company's current liquidity ratio was 0.86x, compared to 1.01x on December 31, 2021, which reflects the Company's high investments in its expansion. In turn, the Company's current liquidity ratio was 0.95x on December 31, 2020. The Company has presented a comfortable liquidity situation over the last few years.

Below is the Company's Current Liquidity Ratio on December 31, 2022, 2021 and 2020:

	Fiscal year ended December 31,		
	2022	2021	2020
Current liquidity ratio (1)	**0.86x**	**1.01x**	**0.95x**

(1) The current ratio is calculated by dividing current assets by current liabilities on the indicated dates.

Lastly, shareholders' equity totaled BRL 3,896 million in the fiscal year ended December 31, 2022, an increase of 40.9% when compared to the fiscal year ended December 31, 2021, when it recorded shareholders' equity of BRL 2,766 million.

(b) **capital structure**

(BRL million, except percentages)	12.31.2022	AV	12.31.2021	AV	12.31.2020	AV
Liabilities (Current and Non-Current)	36,722	90.4%	20,088	87.9%	17,474	92.8%
Total Shareholders' Equity	3,896	9.6%	2,766	12.1%	1,347	7.2%
Total Liabilities and Shareholders' Equity	40,618	100%	22,854	100.0%	18,821	100.0%

Above we show the breakdown of the Company's capital structure for the years indicated, considering as a percentage of equity the amount resulting from total equity divided by total liabilities (current and non-current), and as a percentage of third-party capital the amount resulting from the sum of current and non-current liabilities divided by total liabilities (current and non-current) and shareholders' equity.

The Company's Management believes that its capital structure is adequate for its business model and the fulfillment of its objectives of protecting the capacity of business continuity to offer return to shareholders and benefit other stakeholders, in addition to being reasonable to reduce this cost.

(c) **ability to pay in relation to financial commitments assumed**

Management believes that the cash flow, as well as the resources currently available, guarantee the Company full capacity to pay all short and long-term financial commitments.

The Company's efficient cash management, given the context of rising interest rates, greater investment in expansion and stores converted at the beginning of the maturation curve, resulted in free cash generation in line with expectations for the moment. In addition, the Company's Working Capital in 2022 is sufficient to support a period of 20 days, representing an improvement of 5 days compared to 2021. This result was mainly driven by the expansion of stores, which generated gains in scale.

(d) **sources of financing for working capital and for investments in non-current assets used by the Company**

Fundraising in the fiscal years ended December 31, 2022, 2021 and 2020 was carried out through: (A) financial contracts that represent: (i) financing denominated in reais with obligation to pay principal and interest rate linked to the DI rate; (ii) financing denominated in foreign currency, which are immediately "exchanged" in their entirety for payment obligations denominated in reais and with interest rate linked to the DI rate, through "swap" *operations* ; (B) funding on the capital market through issues of debentures and promissory notes; (C) cash generation through its operation; and (D) prepayment of receivables.

The Company also points out that in the fiscal years ended December 31, 2022, 2021 and 2020, there were no difficulties in obtaining financing or carrying out refinancing of existing debt.

(e) **sources of financing for working capital and for investments in non-current assets intended to cover shortfalls in liquidity**

In Management's opinion, the funding sources used in the fiscal years ended December 31, 2022, 2021 and 2020 are adequate and will continue to be used by the Company as funding sources, if necessary.

(f) **debt levels and characteristics of debts**

(i) relevant loan and financing agreements

The tables below show the Company's debt with financial institutions and funding made in the capital market on December 31, 2022, 2021 and 2020. The debt composition includes loans and financing, debentures and promissory notes.

In BRL million

	Average rate	12.31.2022	12.31.2021	12.31.2020
Debentures				
Debentures and promissory notes	CDI+1.46% p.a.	11,123	6,523	6,644
Funding cost		(98)	(77)	(45)
		11,025	6,446	6,599
Loans and financing				

In national currency				
Working capital	TR+9.8% p.a.	51	61	72
	CDI + 1.84% p.a.	1,223	1,219	910
Working capital	CDI + 0.84% p.a.			
Swap contracts		(119)	(25)	(11)
Funding cost		(6)	(9)	(14)
		1,149	1,246	957
In foreign currency				
Working capital	CDI + 1.35%	262	280	264
Swap contracts		(27)	29	(57)
		235	309	207
Total		**12,409**	**8,001**	**7,763**

Maturity schedule for loans and financing, including derivatives in non-current assets and liabilities.

Maturity *(In BRL million)*	**12.31.2022**
From 1 to 2 years	2,150
From 2 to 3 years	3,872
From 3 to 4 years	548
From 4 to 5 years	2,389
After 5 years	2,294
Subtotal	**11,253**
Funding cost	(77)
Total	**11,176**

Financing of working capital, *swap* and consumer financing through intervention.

Financing of working capital and Debentures

The Company uses the issue of debentures to strengthen working capital, maintain its cash strategy, extend its debt profile and investments. The debentures issued are not convertible into shares, are unsecured and do not have renegotiation clauses.

Swaps

The Company makes use of swap operations for 100% of funding in US Dollars, fixed interest rates and IPCA, exchanging these obligations for the Real pegged to CDI (floating) interest rates. These contracts have the same debt term and protect interest and principal and are signed with the

same economic group. On December 31, 2022, the CDI rate was 12.4%, 4.4% on December 31, 2021 and 2.8% on December 31, 2020).

Description	Type	Issue value	Outstanding debentures (units)	Date		Annual financial charges	Unit price *(in Reais)*	12.31.2022 *(BRL million)*
				Issue	Maturity			
1st Issue of promissory notes - 3rd series	No preference	50	1	7/4/2019	7/4/2022	CDI + 0.72% pa	-	-
1st Issue of promissory notes - 4th series	No preference	250	5	7/4/2019	7/4/2023	CDI + 0.72% pa	63,479,473	317
1st Issue of promissory notes - 5th series	No preference	200	4	7/4/2019	7/4/2024	CDI + 0.72% pa	63,479,473	254
1st Issue of promissory notes - 6th series	No preference	200	4	7/4/2019	7/4/2025	CDI + 0.72% pa	63,479,473	254
2nd Issue of Debentures - 1st series	No preference	940,000	940,000	06/01/2021	05/20/2026	CDI + 1.70% pa	1,017	957
2nd Issue of Debentures - 2nd series	No preference	660,000	660,000	06/01/2021	05/20/2028	CDI + 1.95% pa	1,017	672
2nd Issue of promissory notes - 1st series	No preference	1,250,000	940,000	08/27/2021	08/27/2024	CDI + 1.47% pa	1,173	1,467
2nd Issue of promissory notes - 2nd series	No preference	1,250,000	940,000	08/27/2021	02/27/2025	CDI + 1.53% pa	1,173	1,468
3rd Issue of Debentures - 1st series - CRI	No preference	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% pa	1,091	1,072
3rd Issue of Debentures - 2nd series - CRI	No preference	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% pa	1,092	565
4th Issue of Debentures - single series	No preference	2,000,000	2,000,000	01/07/2022	11/26/2027	CDI + 1.75% pa	1,014	2028
1st Issue of Book-entry Commercial Notes – single series	No preference	750,000	750,000	02/10/2022	02/09/2025	CDI + 1.70% pa	1,058	793
5th Issue of Debentures - single series - CRI	No preference	250,000	250,000	04/05/2022	03/28/2025	CDI + 0.75% pa	1,034	258
6th Issue of Debentures - 1st series - CRI	No preference	72,962	72,962	09/28/2022	09/11/2026	CDI + 0.60% pa	1,035	75
3rd Issue of Debentures - 2nd series - CRI	No preference	55,245	55,245	09/28/2022	09/13/2027	CDI + 0.70% pa	1,035	57
3rd Issue of Debentures - 3rd series	No preference	471,793	471,793	09/28/2022	09/13/2029	IPCA + 6.70% pa	1,027	485

- CRI								
2nd Issue of Book-entry Commercial Notes – single series	No preference	400,000	400,000	12/29/2022	12/29/2025	CDI + 0.93% pa	1,002	401
Funding cost								(98)
								11,025

(ii) other long-term relationships with financial institutions

We currently do not maintain any relevant long-term relationships with financial institutions, in addition to those already described in item 2.1(f)(i) of this Reference Form.

(iii) degree of subordination between debts

The Board informs that the degree of subordination between the Company's debts is determined in accordance with the provisions of the legislation in force, namely: (i) social and labor obligations; (ii) taxes payable; (iii) lease liabilities; (iv) loans and financing; (v) unsecured claims; (vi) subordinated claims; and (vii) dividends and interest on equity.

(iv) any restrictions imposed on the Company, in particular, in relation to indebtedness limits and the contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of corporate control, as well as whether the issuer is fulfilling these restrictions

Financial covenants

In connection with the issues of debentures, commercial notes and promissory notes carried out and part of the loan operations, the Company has the obligation to maintain financial indexes. These ratios are calculated quarterly based on the Company's audited financial statements prepared in accordance with accounting practices adopted in Brazil, as follows: (i) the net debt (debt less cash and accounts receivable)/net equity less than or equal to 3, 0; and (ii) consolidated net debt/EBITDA ratio less than or equal to 3.0. As of December 31, 2022, the Company was in compliance with these ratios.

Non-financial covenants

In addition, the instruments for issuing debentures, promissory notes and commercial notes provide for negative clauses that, among others, determine the limitation on the sale of assets, the carrying out of corporate restructuring operations (spin-off, merger and amalgamation) and the payment of dividends above the mandatory minimum.

There are also loan agreements and financing instruments of the Company which, as the case may be, also provide for negative clauses that limit the events indicated above, including:

- loan and financing agreements in national currency and foreign currency; and
- Adhesion contract to the Financial Risk Protection System – Derivatives (swap, term and options).

Restrictions on the transfer of the Company's share control

Furthermore, certain instruments for issuing debentures, promissory notes and commercial notes, as well as loan agreements, provide for restrictions on the transfer of the Company's share control, except if Casino Guichard Perrachon S.A. remains as direct or indirect controlling company, individually or through control block. In short, the following Company contracts provide for such a provision:

- Private deed of 2nd issue of simple debentures;
- Private deed of 3rd issue of simple debentures;
- Private deed of 4th issue of simple debentures;
- Private deed of 5th issue of simple debentures;
- Private deed of 6th issue of simple debentures;
- Instrument of issue of 1st issue of book-entry commercial notes;
- Certificates of the 1st and 2nd issues of promissory notes;

- Bank Credit Note No. 340,001,411, signed with Banco do Brasil; and
- Bank Credit Note signed with Banco Safra S.A.

The Company has been complying with all negative covenants and, in the last 3 fiscal years ended December 31, 2022, 2021 and 2020, there was no event that generated advancement of its debts.

Considering that the subsequent public offering for the secondary distribution of shares issued by the Company intended by the Casino Group will not imply the *transfer* of the Company's share control to a new third-party controlling shareholder, the Company understands that the potential offering is not an event that may give rise to the declaration of early maturity of such instruments.

Restrictions on the acquisition of the Company's shareholding control

The credit agreement entered into with The Bank of Nova Scotia provides for the hypothesis of early maturity of the debt in the event of the emergence of a new controlling shareholder of the Company.

Additionally, the Company is in the process of obtaining prior consent in relation to its issue of debt securities and the amendment of bank credit notes with Banco do Brasil and Banco Safra to address the matter of changing the Company's shareholding control, whose *status* is described below:

(i) 6th issue of debentures:

In a meeting held on March 3, 2023, the holders of the CRIs linked to the 6th issue of debentures by the Company approved, among others, the prior consent in case of any *change* in control by the Company, provided that (a) the Company no longer has controlling shareholders, or (b) if the Company, at any time during the effectiveness of the CRIs, has a new controlling shareholder, (i) the Company's shares remain listed on B3's Novo Mercado, (ii) the change in control does not imply in the downgrading of the Company's rating, (iii) the new controlling shareholder has no history of default in terms of payment of any amount due within the scope of operations carried out in the domestic financial and/or capital markets; (iv) the new controlling shareholder has not violated anti-corruption laws; (v) the new controlling shareholder complies with the laws related to non-use of child labor, labor similar to slavery, encouraging prostitution and violating the rights of indigenous people, and adopts the best practices for protecting the environment, occupational safety and health, including with regard to compliance with social and environmental legislation; (vi) it is not involved in practices contrary to anti-corruption laws; (vii) the new controlling shareholder is not a politically exposed entity or person; and (viii) where applicable, (viii.1) it is not a Restricted Counterparty or organized in a Sanctioned Territory or (viii.2) is not a subsidiary of a Restricted Counterparty.

For the above purposes:

"Restricted Counterparty" means any person, organization, or vessel (1) named on the list of Specially Designated Nationals and Blocked Persons issued by the Office of Foreign Assets Control of the U.S. Department of Treasury (OFAC), the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions or any similar list of targeted persons issued with any Sanctions (including those issued by Brazil), or (2) which is, or forms part of, a government of a Sanctioned Territory, or (3) owned or controlled by, or acting on behalf of any of the foregoing;

"Sanctioned Territory" means any country or other territory subject to a general export, import, financial or investment embargo under Sanctions, whose countries and territories at the date of approval include Crimea (as defined and interpreted in the applicable Sanctions Laws and Regulations), Russia, Donetsk and Luhansk territories, Iran, North Korea, Syria, Cuba and Venezuela; and

"Sanctions" means any economic or trade laws, regulations, embargoes, freezing provisions, bans or restrictive measures relating to trade, doing business, investing, exporting, financing or making

available assets (or other similar ones or related to any of the foregoing) enacted, enforced, imposed or administered by any of the sanctioning authorities listed below: (a) United Nations Security Council, European Union, OFAC, the United States Departments of Treasury and Commerce, the Government of the United Kingdom, the Treasury of Her Majesty of the United Kingdom, as applicable, and/or (b) each and every country to which the Issuer or any company in its economic group is connected, as applicable; and/or (c) the governments, institutions or agencies of any country or entity listed in items (a) and (b).

(ii) 2nd, 3rd, 4th and 5th issue of debentures, 1st issue of commercial notes and 2nd issue of promissory notes:

The meetings of holders of CRIs linked to the 3rd and 5th issues of debentures, the meeting of holders of commercial notes of the 1st issue and the meetings of debentureholders of the 2nd and 4th issue were called to resolve on the prior consent under the same terms as those approved by the holders of CRIs linked to the 6th issue of debentures (described above). These meetings are scheduled to take place between March 30 and April 11, 2023, if installed on 1st call, except in the case of the 5th issue of debentures, whose notice for the 2nd call will be published shortly.

In addition, the same prior consent is being negotiated with the holders of the Company's 2nd issue of promissory notes, whose approval should be formalized shortly.

(iii) 1st issue of promissory notes, CCB Banco do Brasil and CCB Banco Safra:

Prior consent is being negotiated with the holder of the 1st issue of promissory notes, and amendments to the CCBs with Banco do Brasil and Banco Safra, which must be obtained in terms similar to those described above.

Cross default and Cross acceleration

Part of the debt instruments of the Company, including all issues of debentures, commercial notes and promissory notes, contains a *cross default* and *cross acceleration* clause, which provide for the maturity of the debt in the event of (a) default of any other financial obligation of the Company and /or any of its subsidiaries within the scope of the financial and/or capital market in amounts equal to or greater than that provided for in the instrument, which range from BRL 50 to 75 million, and/or (b) declaration of early maturity of any other debt and/or obligation of the Company and/or any of its subsidiaries in amounts equal to or greater than those provided for in the instrument, which range from BRL 50 to 75 million.

(g) **Significant changes to income and cash flow statement items**

Income Statement

As a result of the spin-off preceded by the transfer of the shareholding in Éxito held by the Company, which took place in December 2020, the Company became a single entity without subsidiaries, and therefore, as of 2021, the Company no longer presents consolidated financial statements.

Income Statement (*)	Fiscal year ended 12/31/2022	AV (%)	Fiscal year ended 12/31/2021	AV (%)	AH (%)
BRL million, except %					
Net operating revenue	**54,520**	**100.0%**	**41,898**	**100.0%**	**30.1%**
Cost of Goods Sold	(45,557)	(83.6)%	(34,753)	(82.9)%	31.1%
Gross income	**8,963**	**16.4%**	**7,145**	**17.1%**	**25.4%**
Selling Expenses	(4,379)	(8.0)%	(3,334)	(8.0)%	31.3%
General and Administrative Expenses	(787)	(1.4)%	(588)	(1.4)%	33.8%
Depreciation and Amortization	(919)	(1.7)%	(638)	(1.5)%	44.0%
Equity Income	44	0.1%	47	0.1%	(6.4)%
Other Operating Expenses, Net	(72)	(0.1)%	(53)	(0.1)%	35.8%
Total Operating Expenses	**(6,113)**	**(11.2)%**	**(4,566)**	**(10.9)%**	**33.9%**
Operating income before net financial result	**2,850**	**5.2%**	**2,579**	**6.2%**	**10.5%**
Financial income	394	0.7%	188	0.4%	109.6%
Financial expenses	(1909)	(3.2)%	(918)	(2.2)%	108.0%
Net financial result	**(1,515)**	**(2.8)%**	**(730)**	**(1.7)%**	**107.5%**
Earnings before income tax and social contribution	**1,335**	**2.4%**	**1849**	**4.4%**	**(27.8)%**
Income tax and social contribution	(115)	(0.2)%	(239)	(0.6)%	(51.9)%
Net Income for the Year	**1,220**	**2.2%**	**1,610**	**3.8%**	**(24.2)%**

(*) In fiscal year ended December 31, 2022, BRL 109 million was recognized in the financial result and net income, referring to monetary restatement on tax credits related to the reimbursement of ICMS-ST. In fiscal year ended December 31, 2021, tax credits were recognized related to: (i) the unconstitutionality of the inclusion of ICMS in the PIS and COFINS tax base, in the total amount of BRL 216 million, of which BRL 175 million in revenue net operating and BRL 41 million in the financial result; (ii) the unconstitutionality of taxation of the Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL) on the SELIC rate received by the taxpayer in the recovery of undue payment, in the amount of BRL 85 million, of which BRL 81 million in income tax and social contribution and BRL 4 million in monetary restatement in the financial result, and (iii) the investment subsidy, with the formation of BRL 709 million in tax incentive reserves and a positive impact of BRL 241 million on tax income and social contribution (recognized only in the 4th quarter of 2021). Thus, in the statement of income for the fiscal year ended December 31, 2021, the Company recognized credits that impacted net operating revenue by BRL 175 million, financial result by BRL 45 million and income tax and social contribution by BRL 322 million, resulting in

an impact on net income for the year of BRL 470 million.

Fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021

Net operating revenue

The Company's net operating revenue consists mainly of gross revenue derived from the sales of its products, minus the amount resulting from taxes and product returns. The Company's net operating revenue increased by 30.1% or BRL 12,622 million in the fiscal year ended December 31, 2022, from BRL 41,898 million in the fiscal year ended December 31, 2021 to BRL 54,520 million in the fiscal year ended December 31, 2022. Said increase was mainly due to (i) the 20.6% increase in sales volume in the last 12 months, with the opening of 60 new stores (including the 47 conversions of hypermarkets), which represented a 36% growth in sales area, and (ii) the consistent performance of the existing store base, with 'same stores' growth of 10.4%, as a result of the attractive and successful business model. Additionally, the constant advances in improving the shopping experience, adapting the assortment and including services to meet the demand and profile of the public surrounding each store, resulted in an increase in the flow of customers.

Gross income

In the fiscal year ended December 31, 2022, gross income totaled BRL 8,963 million, representing an increase of BRL 1,818 million or 25.4% compared to the fiscal year ended December 31, 2021, in which gross income amounted to BRL 7,145 million. This increase was mainly due to (i) the impact of the opening of 60 new stores over the last 12 months (versus 28 stores in the same period of 2021); (ii) the maturation of stores opened in previous years; and (iii) an effective and consistent commercial strategy in 2022, which through investments in the modernization of its store network, continues to offer a continuous improvement in the shopping experience and capture new customers. Accordingly, the Company's gross margin decreased by 0.7% from 17.1% in the fiscal year ended December 31, 2021 to 16.5% on December 31, 2022, mainly due to the commercial strategy in the midst of the increased competition and the Company's historic expansion.

Selling Expenses

Selling expenses went from BRL 3,334 million in the fiscal year ended December 31, 2021 to BRL 4,379 million in the fiscal year ended December 31, 2022, representing an increase of 31.3% or BRL 1,045 million, due, mainly to (i) the opening of 60 new stores in the last 12 months; (ii) the increase in costs linked to inflation (especially with personnel), which increased by 5.8% as measured by the IPCA; and (iii) pre-operating expenses related to the expansion project. Selling expenses in fiscal year 2022 remained at 8.0% of net operating revenue, as well as in the fiscal year ended December 31, 2021.

General and Administrative Expenses

The Company's general and administrative expenses went from BRL 588 million in the fiscal year

ended December 31, 2021 to BRL 787 million in the fiscal year ended December 31, 2022, representing an increase of 33.8% or BRL 199 million, which was mainly due to (i) the increase in costs linked to inflation (especially with personnel), which increased by 5.8% as measured by the IPCA; and (ii) the reinforcement of corporate areas to support the strong pace of store openings. General and administrative expenses in fiscal year 2022 remained at 1.4% of net operating revenue, as in 2021.

Depreciation and Amortization

In the fiscal year ended December 31, 2022, depreciation and amortization totaled BRL 919 million, representing an increase of 44.0% compared to the depreciation and amortization of BRL 638 million recorded in the fiscal year ended December 31, 2021, a variation mainly due to the opening and conversion of hypermarket stores during the period.

Other Operating Expenses, Net

The other operating expenses, net account totaled an expense of BRL 72 million in the fiscal year ended December 31, 2022, compared to BRL 53 million in the fiscal year ended December 31, 2021. In 2022, other operating expenses, net mainly consisted of (i) provisioning for the write-off of assets of the Company's stores to be closed as planned and other costs related to the project to acquire the Extra Hiper stores; and (ii) the sale of fixed assets.

Operating income before net financial result

In the fiscal year ended December 31, 2022, operating income before net financial result totaled BRL 2,850 million, representing an increase of 10.5% or BRL 271 million, compared to the same period in 2021, when it totaled BRL 2,579 million. Said variation was mainly due to the BRL 1,818 million increase in gross income, which was partially offset by the BRL 1,045 million increase in selling expenses, as explained above.

Net Financial Result

In the fiscal year ended December 31, 2022, the net financial result totaled an expense of BRL 1,515 million, representing an increase of BRL 785 million when compared to the same period in 2021, when it totaled an expense of BRL 730 million. Said variation was mainly due to the high interest rate, with an increase of approximately 2X of the CDI in the period, and the higher balance of the Company's total debt (current and non-current loans and financing, plus current and non-current debentures and promissory notes), which increased to BRL 12,591 million on December 31, 2022 compared to BRL 8,033 million on December 31, 2021, mainly as a result of the expansions carried out by the Company in 2022 and, in particular, the project of conversions of hypermarkets.

Earnings before income tax and social contribution

In the fiscal year ended December 31, 2022, earnings before income tax and social contribution amounted to BRL 1,335 million, a decrease of 27.8% or BRL 514 million compared to earnings before income tax and social contribution of BRL 1,849 million in the same period in 2021, a variation resulting from the above.

Income tax and social contribution

In the fiscal year ended December 31, 2022, income tax and social contribution totaled BRL 115 million, representing a decrease of 51.9% or BRL 124 million compared to the same period in 2021. The effective tax rate decreased mainly as a result of tax incentives related to subsidies for investments in 2022 which, as provided for in Supplementary Law No. 160/17 and Law No. 12,973/14, excluded from the IRPJ and CSLL tax bases of the constituted value of the tax incentive reserve which totaled BRL 753 million on December 31, 2022.

Net Income for the year

The Company's net income for the fiscal year ended December 31, 2022 was BRL 1,220 million, compared to BRL 1,610 million for the fiscal year ended December 31, 2021, representing a decrease of 24.2%.

Income Statement (*)	Fiscal year ended 12/31/2021	AV (%)	Fiscal year ended 12/31/2020	AV (%)	AH (%)
BRL million, except %					
Net operating revenue	**41,898**	**100.0%**	**36,043**	**100.0%**	**16.2%**
Cost of Goods Sold	(34,753)	(82.9)%	(30,129)	(83.6)%	15.3%
Gross income	**7,145**	**17.1%**	**5,914**	**16.4%**	**20.8%**
Selling Expenses	(3,334)	(8.0)%	(2,811)	(7.8)%	18.6%
General and Administrative Expenses	(588)	(1.4)%	(435)	(1.2)%	35.2%
Depreciation and Amortization	(638)	(1.5)%	(503)	(1.4)%	26.8%
Equity Income	47	0.1%	-	-	at
Other Operating Expenses, Net	(53)	(0.1)%	(97)	(0.3)%	(45.4)%
Total Operating Expenses	**(4,566)**	**(10.9)%**	**(3,846)**	**(10.7)%**	**18.7%**
Operating income before net financial result	**2,579**	**6.2%**	**2,068**	**5.7%**	**24.7%**
Financial income	188	0.4%	343	1.0%	(45.2)%
Financial expenses	(918)	(2.2)%	(786)	(2.2)%	16.8%
Net financial result	**(730)**	**(1.7)%**	**(443)**	**(1.2)%**	**64.8%**
Earnings before income tax and social contribution	**1849**	**4.4%**	**1,625**	**4.5%**	**13.8%**
Income tax and social contribution	(239)	(0.6)%	(436)	(1.2)%	(45.2)%
Net Income for the Year	**1,610**	**3.8%**	**1,189**	**3.3%**	**35.4%**
Net Income from Discontinued Operations	-	-	**367**	**1.0%**	**(100.0)%**
Net income	**1,610**	**3.8%**	**1,556**	**4.3%**	**3.5%**

(*) In the fiscal year ended December 31, 2021, tax credits were recognized related to: (i) the unconstitutionality of the inclusion of ICMS in the PIS and COFINS tax base, in the total amount of BRL 216 million, of which BRL 175 million in net operating revenue and BRL 41 million in financial result; (ii) the unconstitutionality of taxation of the Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL) on the SELIC rate received by the taxpayer in the recovery of undue payment, in the amount of BRL 85 million, of which BRL 81 million in income tax and social contribution and BRL 4 million in monetary restatement in the financial result, and (iii) the investment subsidy, with the formation of BRL 709 million in tax incentive reserves and a positive impact of BRL 241 million on tax income and social contribution (recognized only

in the 4th quarter of 2021). Thus, in the statement of income for the fiscal year ended December 31, 2021, the Company recognized credits that impacted net operating revenue by BRL 175 million, financial result by BRL 45 million and income tax and social contribution by BRL 322 million, resulting in an impact on net income for the year of BRL 470 million.

Fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020

Net operating revenue

The Company's net operating revenue consists mainly of gross revenue from sales of its products, less taxes, product returns and rebates. The Company's net operating revenue increased by 16.2% or BRL 5,855 million in the fiscal year ended December 31, 2021, from BRL 36,043 million in the fiscal year ended December 31, 2020 to BRL 41,898 million in the fiscal year ended December 31, 2021, a variation mainly due to (i) the Company's organic expansion (+12.1%), given the rapid maturation of stores opened in the last twelve months; (ii) a 4.8% increase in sales at these stores; (iii) the Company's successful commercial strategy, adapting to regional needs and preferences; and (iv) the gradual return of the public to stores with the increase in vaccinations in the second half of 2021. Gross sales at stores were positively affected by an increase in the average ticket, which was, in large part, driven by an increase in prices adjusted for inflation.

Gross income

In the fiscal year ended December 31, 2021, gross income totaled BRL 7,145 million, representing an increase of BRL 1,231 million or 20.8% compared to the fiscal year ended December 31, 2020, in which gross income was BRL 5,914 million, a variation mainly due to the effectiveness of commercial strategies, with rapid adaptation of the product assortment to meet the purchasing needs of customers in the midst of a challenging context, which have different margins, in addition to the accelerated maturation of the new stores. Thus, in the fiscal year ended December 31, 2021, the gross margin reached 17.1%, a level 0.7 p.p. higher than the same period in 2020, in which the gross margin was 16.4%.

Selling Expenses

Selling expenses went from BRL 2,811 million in the fiscal year ended December 31, 2020 to BRL 3,334 million in the fiscal year ended December 31, 2021, a growth of 18.6% or BRL 523 million, mainly due to the record number of store openings in 2021 and inflation. As a percentage of net operating revenues, selling expenses increased to 8.0% for the fiscal year ended December 31, 2021, compared to 7.8% for the fiscal year ended December 31, 2020.

General and Administrative Expenses

General and administrative expenses went from BRL 435 million in the fiscal year ended December 31, 2020 to BRL 588 million in the fiscal year ended December 31, 2021, a growth of 35.2% or BRL 153 million, a variation resulting from, mainly, the new administrative structure of the Company after the spin-off with GPA. As a percentage of net operating revenues, general and administrative expenses increased to 1.4% for the fiscal year ended December 31, 2021, against 1.2% for the fiscal year ended December 31, 2020.

Depreciation and Amortization

In the fiscal year ended December 31, 2021, depreciation and amortization totaled BRL 638 million, representing an increase of 26.8% compared to depreciation and amortization of BRL 503 million in the fiscal year ended December 31, 2020, this variation mainly due to the increase in depreciation and amortization expenses with goods and equipment in connection with the opening and conversion of 28 stores during 2021.

Other Operating Expenses, net

The other operating expenses, net account totaled an expense of BRL 53 million in the fiscal year ended December 31, 2021, a reduction of BRL 44 million, compared to BRL 97 million in the fiscal year ended December 31, 2020. In 2021, other operating expenses, net consisted mainly of costs related to the completion of the spin-off and acquisition of Extra Hiper stores.

Operating income before net financial result

In the fiscal year ended December 31, 2021, operating income before net financial result totaled BRL 2,579 million, an increase of 24.7% or BRL 511 million, compared to the same period in 2020, when it totaled BRL 2,068 million. This increase is mainly due to the BRL 1,231 million increase in gross income, which was partially offset by the BRL 523 million increase in selling expenses, as explained above.

Financial Result, net

In the fiscal year ended December 31, 2021, the net financial result increased by BRL 287 million, totaling an expense of BRL 730 million and in the same period of 2020 totaled an expense of BRL 443 million, mainly due to an increase (i) of BRL 474 million in the fiscal year ended December 31, 2020 to BRL 543 million in the fiscal year ended December 31, 2021, an increase of BRL 69 million, due to the cost of debt verified by the increase in interest rates; and (ii) of BRL 219 million in the fiscal year ended December 31, 2020 to BRL 292 million in the fiscal year ended December 31, 2021, an increase of BRL 79 million, in interest expense on the resulting lease obligations of new leased hypermarket stores.

Earnings before income tax and social contribution

In the fiscal year ended December 31, 2021, earnings before income tax and social contribution amounted to BRL 1,849 million, an increase of 13.8% or BRL 224 million compared to earnings before income tax and of the social contribution of BRL 1,625 million in the same period in 2020, a variation resulting from the above.

Income tax and social contribution

In the fiscal year ended December 31, 2021, income tax and social contribution totaled BRL 239 million, a reduction of BRL 197 million compared to the same period in 2020, due to the unconstitutionality of taxation of the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) on the SELIC rate received by the taxpayer in the recovery of undue payment (BRL 81 million); and BRL 241 million referring to a subsidy for investments which, as provided for in Supplementary Law No. 160/17 and Law No. 12,973/14, excluded from the IRPJ and CSLL tax bases of the formed amount of the tax incentive reserve, of which BRL 95 million is recurring, which partially offset the income tax increase of BRL 124 million due to 2021 results.

Net income for the year

As a result of the above, net income for the year increased by 35.4%, or BRL 421 million, to BRL 1,610 million for the fiscal year ended December 31, 2021 from BRL 1,189 million for the fiscal year ended December 31, 2020.

Net Income from Discontinued Operations

The net income from discontinued operations, net of taxes, consisted of Grupo Éxito's net income of BRL 367 million for the fiscal year ended December 31, 2020. After the completion of the corporate restructuring carried out on December 31, 2020, through which the Company transferred its equity interest in Éxito Almacenes S.A. to Companhia Brasileira de Distribuição, the Company has not reported Grupo Éxito's results for the fiscal year ended December 31, 2021.

Net income

As a result of the above, net income increased by 3.5%, or BRL 54 million, to BRL 1,610 million as of December 31, 2021, from BRL 1,556 million as of December 31, 2020.

Cash flows

The following table sets forth certain information about the Company's cash flows for the fiscal years ended December 31, 2022, 2021 and 2020.

	Fiscal year ended December 31,		
(in millions of BRL)	**2022**	**2021**	**2020 (1)**
Net cash generated by operating activities	5,144	3,272	3,498
Net cash used in investment activities	(3,790)	(3,276)	(4,787)
Net cash (invested in) generated by financing activities	1938	(978)	(793)
Net increase (decrease) in cash and cash equivalents	3,292	(982)	(2,082)

	Fiscal year ended December 31,		
(in millions of BRL)	**2022**	**2021**	**2020 (1)**
Cash and cash equivalents at the beginning of the year	2,550	3,532	5,026
Exchange variation on cash and cash equivalents	-	-	588
Cash and cash equivalents at the end of the year	5,842	2,550	3,532

(1) The amounts referring to the fiscal year ended December 31, 2020 refer to the Company's individual and consolidated financial statements prepared comparing to the fiscal year ended December 31, 2019.

Historically, the Company finances its capital expenditures and investments primarily with cash generated from its operations and, to a lesser extent, with third-party funds, including bank financing and capital market transactions, including issue of debentures and promissory notes.

Fiscal year ended December 31, 2022 *Net cash generated by operating activities*

The net cash generated by the Company's operating activities, in the fiscal year ended December 31, 2022, was BRL 5,144 million, compared to net income of BRL 1,220 million earned in that year. This variation was mainly due to: (i) the non-cash effect of interest incurred and monetary variation charges in the amount of BRL 1,827 million; (ii) the net increase in accounts payable to suppliers in the amount of BRL 3,175 million; (iii) the non-cash effect of depreciation and amortization in the amount of BRL 990 million; (iv) changes in transactions with related parties in the amount of BRL 196 million; and (v) the increase in the provision for obsolescence and breakage in the amount of BRL 418 million. The effects of these factors were partially offset mainly by a net inventory decrease of BRL 505 million.

Net cash used in investment activities

The Company's net cash used in investing activities was BRL 3,790 million in the fiscal year ended December 31, 2022. In 2022, the main use of cash for the Company's investment activities was related to: (i) purchases of property, plant and equipment in the amount of BRL 3,524 million related to the expansion of the Company's store network, against BRL 2,231 million in the fiscal year ended December 31, 2021; (ii) purchases of intangible assets in the amount of BRL 636 million mainly related to the acquisition of GPA commercial points in connection with the Extra Transaction; and (iii) purchases of assets held for sale in the amount of BRL 250 million, including the acquisition of a property from GPA, in the amount of BRL 95 million, in connection with the Extra Transaction, which the Company expects to sell to a certain real estate fund. The effects of these factors were partially offset by the sale of assets in the amount of BRL 620 million, including the sale of properties to a real estate investment fund in the amount of BRL 505 million, carried out within the scope of the Extra Transaction.

Net cash used in financing activities

The Company's net cash used in financing activities was BRL 1,938 million in the fiscal year

ended December 31, 2022. On December 31, 2022, the Company: received BRL 3,959 million in loans and financing, arising mainly from the 4th, 5th and 6th issues of the Company's debentures, its 1st issue of book-entry commercial notes and bank loans. The effects of new loans and financing were partially offset by: (i) payments in the amount of BRL 856 million related to the lease liability; (ii) interest payments on the lease liability in the amount of BRL 42 million; (iii) payment of loans and financing in the amount of BRL 183 million; (iv) payment of interest on loans and financing in the amount of BRL 783 million; and dividends and interest on equity in the amount of BRL 168 million.

Fiscal year ended on December 31, 2021

Net cash generated by operating activities

Net cash generated by the Company's operating activities, in the fiscal year ended December 31, 2021, was BRL 3,272 million, compared to net income of BRL 1,610 million for the year. This variation is mainly due to: (i) the non-cash effect of interest incurred and monetary restatement charges in the amount of BRL 911 million; (ii) a net increase in accounts payable to suppliers in the amount of BRL 884 million; (iii) the non-cash effect of depreciation and amortization in the amount of BRL 687 million; (iv) a net increase in transactions with related parties in the amount of BRL 391 million, mainly related to the acquisition of 20 commercial points from GPA in connection with the Extra Transaction in the amount of BRL 201 million; and (v) an increase in the provision for obsolescence and breakage in the amount of BRL 302 million. The effects of these factors were partially offset mainly by: (i) a net decrease in inventories of BRL 943 million; and (ii) an increase in income tax and social contribution paid of BRL 374 million.

Net cash used in investment activities

The Company's net cash used in investment activities was BRL 3,276 million in the fiscal year ended December 31, 2021. In 2021, the main use of cash for the Company's investment activities was related to: (i) purchases of property, plant and equipment in the amount of BRL 2,231 million related to the expansion of the Company's store network, against BRL 1,562 million in the fiscal year ended December 31, 2020; (ii) purchases of intangible assets in the amount of BRL 854 million, mainly related to the acquisition of 20 GPA commercial points in the amount of BRL 1 billion; and (iii) purchases of assets held for sale in the amount of BRL 403 million, which the Company expects to sell to a certain real estate fund by November 2022 and will be recorded as assets held for sale in the Company's balance sheet as of December 31, 2021. The effects of these factors were partially offset by the sale of properties worth BRL 212 million located in the states of São Paulo and Rondônia to a fund administered by TRX Gestora de Recursos Ltda. Subsequently, the Company entered into long-term lease agreements with respect to these properties.

Net cash used in financing activities

The Company's net cash used in financing activities was BRL 978 million in the fiscal year ended December 31, 2021. On December 31, 2021, the Company: (i) paid BRL 6,479 million in loans and financing, including the prepayment of its 1st issue of debentures, the partial payment of the principal amount of the 1st issue of promissory notes and the payment of interest on its 2nd and

3rd issue of debentures, 1st and 2nd issue of promissory notes and bank loans; (ii) made payments in the amount of BRL 468 million in relation to the lease liability; and (iii) paid dividends and interest on equity in the amount of BRL 148 million. In addition, on December 31, 2021, the Company received BRL 6,090 million in loans and financing, mainly consisting of the 2nd and 3rd issues of debentures, the 2nd issue of promissory notes and bank loans.

Fiscal year ended December 31, 2020

Net cash generated by operating activities

The Company's net cash generated by its operating activities amounted to BRL 3,498 million for the fiscal year ended December 31, 2020, compared to net income of BRL 1,556 million for the fiscal year ended December 31, 2020, mainly due to: (i) depreciation and amortization in the amount of BRL 1,372 million; (ii) net increase in accounts payable to suppliers in the amount of BRL 877 million; (iii) the non-cash effect of interest incurred and monetary variation rates in the amount of BRL 785 million; (iv) loss on disposal of property, plant and equipment in the amount of BRL 588 million; and (v) the non-cash effect of taxes and contributions payable in the amount of BRL 556 million. The effects of these factors were partially offset mainly by: (i) a net reduction in inventory in the amount of BRL 1,029 million; (ii) net gain on the reduction of lease liabilities in the amount of BRL 517 million; and (iii) the non-cash effect of the deferred income tax credit in the amount of BRL 372 million, in each case arising from Grupo Éxito's disposition in relation to the Corporate Restructuring.

Net cash used in investment activities

Net cash used in the Company's investing activities amounted to BRL 4,787 million in the fiscal year ended December 31, 2020. In 2020, our main use of cash for investing activities was related to: (i) net cash in the amount of BRL 14 million in relation to the Corporate Restructuring; and (ii) purchases of property, plant and equipment in the amount of BRL 1,562 million related to the expansion of the Company's store network. The effects of these factors were partially offset by the sale of properties in the amount of BRL 604 million referring to the sale of 12 properties located in the states of São Paulo, Mato Grosso do Sul, Goiás, Bahia and Paraíba to certain resources managed by TRX Gestora de Recursos Ltda.. Subsequently, the Company entered into long-term lease agreements in relation to these properties.

Net cash used in financing activities

The Company's net cash used in financing activities was BRL 793 million in the fiscal year ended December 31, 2020. In 2020, the Company: (i) raised BRL 2,852 million in loans and financing, consisting mainly of bank loans; and (ii) received BRL 650 million as a result of the capitalization of the future advance for capital increase, without issuing new shares. In addition, in 2020, the Company: (i) made payments in the amount of BRL 3,052 million in loans and financing, including interest on debentures issued by the Company, interest arising from the 1st issue of promissory notes and bank loans by the Company; (ii) payments in the amount of BRL 756 million related to the lease liability; and (iii) payments of dividends and interest on equity in the amount of BRL 489 million.

2.2 - Operating and financial result

(a) **results of the Company's operations**

(i) description of any important components of the revenue

The Company's revenues come from the Company's cash & carry operations. For further details on variations in net operating revenue, see item 2.1(h) of this Reference Form.

(ii) factors that materially affected operating results

For information about the factors that materially affected our operating results, see item 2.1(h) of this Reference Form.

(b) **relevant variations in revenue attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation**

Over the past 5 fiscal years, the Company has gone through several challenging macroeconomic moments and the Assaí operation has proved to be resilient and robust. Sales growth in this period was more than 139%, with market share gains, reaching 28.2% share in the wholesale market, which continues to evolve.

Gross revenue for the fiscal year ended December 31, 2022 totaled BRL 59,684 million, an increase of BRL 14,023 million compared to the same period of the previous year, equivalent to a growth of 30.7%. The sales performance was the result of the strong contribution of the expansion in the last 12 months, with the opening of 60 new stores in the period, and the consistent performance of 'same-store' sales, which demonstrates the attractive and successful business model. The Company ended the 2022 fiscal year with 263 stores in operation and a sales area of 1.3 million m². For more information about variations in revenues, see item 2.1 (h) of this Reference Form.

Gross operating revenue for the fiscal year ended December 31, 2021 totaled BRL 45,661 million, an increase of BRL 6,125 million compared to the same period of the previous year, equivalent to a growth of 15.5%. The sales performance was the result of the strong contribution of the expansion in the last 12 months, with the opening of 28 new stores in the period, and the consistent performance of 'same store' sales, which demonstrates the attractive and successful business model. The Company ended the 2021 fiscal year with 212 stores in operation and a sales area of 964 thousand m². For more information about variations in revenues, see item 2.1 (h) of this Reference Form.

Gross operating revenue for the fiscal year ended December 31, 2020 totaled BRL 39,536 million, an increase of BRL 8,962 million compared to the same period of the previous year, equivalent to a growth of 29.3%. The sales performance was the result of the strong contribution of the expansion in the last 12 months, with the opening of 19 new stores in the period, and the consistent performance of 'same-store' sales, which demonstrates the attractive and successful business model. The Company ended the 2020 fiscal year with 184 stores in operation and a sales area of 809 thousand m². For more information about variations in revenues, see item 2.1 (h) of this Reference Form.

(c) **Relevant impacts of inflation, changes in prices of main inputs and products, exchange rates and interest rates on our operating and financial result**

For information about the impact of inflation on net operating revenue and cost of goods sold, as well as the impact of interest rates on the financial result, see item 2.1 of this Reference Form.

2.3 - Significant changes in accounting practices

(a) **changes in accounting practices that have resulted in significant effects on the information provided for in items 2.1 and 2.2**

Not applicable, considering that there were no changes in the Company's accounting practices in the last three (3) fiscal years that have significant effects on the information provided for in items 2.1 and 2.2.

(b) **amending opinions and qualifications present in the auditor's report**

The independent auditors issued an auditor's report without qualifications on the financial statements as of December 31, 2022.

2.4 - Events With Relevant Effects, Occurred and Expected, in the Financial Statements

(a) **introduction or sale of operating segment**

Not applicable, considering that there was no introduction or sale of operating segments during the fiscal year ended December 31, 2022.

(b) **incorporation, acquisition or disposal of equity interest**

Not applicable, considering that there was no incorporation, acquisition or disposal of equity interest during the fiscal year ended December 31, 2022.

(c) **non-usual events or operations**

There was no incorporation, acquisition or disposal of equity interest during the fiscal year ended on December 31, 2022.

2.5 - Non-accounting measurements disclosed in the last fiscal year or for the current fiscal year

(a) **Inform the value of non-accounting measurements**

I. EBITDA and EBITDA Margin

EBITDA (*Earnings Before Interest, Taxes, Depreciation and Amortization*) is a non-accounting measurement prepared by the Company in accordance with CVM Resolution No. 156, of June 23, 2022, which consists of net income adjusted by (i) net financial result, (ii) income tax and social contribution on net income – current and deferred, and (iii) depreciation and amortization expenses.

The EBITDA margin is calculated by EBITDA divided by net operating revenue.

In the fiscal year ended December 31, 2022, the EBITDA increased by 17.6% compared to the same period of the previous year, from BRL 3,266 million in the fiscal year ended December 31, 2021 to BRL 3,840 million for the same period in 2022. Net income was BRL 1,220 million, BRL 1,610 million and BRL 1,556 million in the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

Below are the Company's EBITDA and EBITDA Margin values for the fiscal years ended December 31, 2022, 2021 and 2020:

	Fiscal year ended December 31,		
(BRL million, except %)	**2022**	**2021**	**2020**
EBITDA	**3,840**	**3,266**	**3,807**
EBITDA Margin	**7.0%**	**7.8%**	**10.6%**

II. Gross Debt and Net Debt

Gross Debt is a non-accounting measure, which is calculated by adding the balances of loans and financing and debentures and promissory notes, current and non-current.

Net Debt is a non-accounting measurement calculated by Gross Debt minus the sum of cash balances and cash equivalents and derivative financial instruments (current and non-current, derivative financial instruments are used to hedge exposure to possible fluctuations in interest rates and foreign currency exchange rates used in the Company's indebtedness).

Below are the values of the Company's Gross Debt and Net Debt on December 31, 2022, 2021 and 2020:

	On December 31,		
(BRL million)	**2022**	**2021**	**2020**
Gross Debt	12,591	8,033	7,831
Net debt	6,567	5,451	4,231

(b) **Conciliation between the amounts disclosed and the amounts in the audited financial statements**

I. EBITDA and EBITDA Margin

	Fiscal year ended December 31,		
(BRL million, except %)	**2022**	**2021**	**2020**
Net income for the year	1,220	1,610	1,556
(+) Income tax and social contribution	115	239	436
(+) Net financial result	1,515	730	443
(+) Depreciation and amortization	990	687	1,372
EBITDA	**3,840**	**3,266**	**3,807**
Net operating revenue	**54,520**	**41,898**	**36,043**
EBITDA Margin	7.0%	7.8%	10.6%

II. Gross Debt and Net Debt

	On December 31,		
(BRL million)	**2022**	**2021**	**2020**
Short-term debts	**1,260**	**613**	**2,120**
Loans and financing	829	433	280
Debentures and promissory notes	431	180	1840
Long-term debt	**11,331**	**7,420**	**5,711**
Loans and financing	737	1,154	952
Debentures and promissory notes	10,594	6,266	4,759
Total Gross debt	**12,591**	**8,033**	**7,831**
Cash and cash equivalents	(5,842)	(2,550)	(3,532)
Derivative Financial Instruments (1)	(182)	(32)	(68)
Net debt	**6,567**	**5,451**	**4,231**

(1) Derivative financial instruments are used to hedge exposure to possible fluctuations in interest rates and foreign currency exchange rates used in the Company's indebtedness.

(c) Explain the reason why it understands that such measurement is more appropriate for the correct understanding of its financial situation and the result of its operations

EBITDA is used as a performance measure, as the Company's management believes it to be a practical measure to assess its operating performance. Additionally, the Company points out that EBITDA is supplementary to its financial statements and should not be used to replace audited results.

EBITDA and EBITDA margin are not measures recognized by the Accounting Practices Adopted in Brazil or International Financial Reporting Standards (*IFRS*), issued by the *International Accounting Standard Board* (IASB), nor should they be considered in isolation, or as an alternative to net income, as an operating measure, or alternative to operating cash flows, or as measures of liquidity and should not be considered as a basis for dividend distribution.

EBITDA and EBITDA Margin do not have a standard meaning and their definitions may not be comparable with the definitions of EBITDA and EBITDA Margin used by other companies. EBITDA and EBITDA Margin have limitations that affect their use as indicators of the

Company's profitability, as they do not consider certain costs intrinsic to the Company's business, which could, in turn, significantly affect its profits, such as financial expenses, taxes on profit, depreciation and amortization, other operating expenses and revenues and also other non-recurring effects.

Gross Debt and Net Debt are not measures recognized in accordance with accounting practices adopted in Brazil or *International Financial Reporting Standards* (IFRS), issued by the *International Accounting Standard Board* (IASB), do not have a standard meaning and may not be comparable to Debt Gross and Net Debt prepared by other companies.

Gross Debt and Net Debt have limitations that may impair their use as a measure of liquidity, and should not be considered in isolation or as a substitute indicator of liquidity or performance.

2.6 - Events subsequent to the last financial statements

The information provided in this item refers to subsequent events contained in the Company's audited financial statements for the fiscal year ended December 31, 2022, approved by the Board of Directors on February 15, 2023:

Capital increase

In a meeting of the Board of Directors, held on February 15, 2023, the Company approved, observing the authorized capital limit, the capital increase in the amount of BRL 1 million through the issue of 59,870 common shares

2.7 - Allocation of corporate results

Description	12/31/2022	12/31/2021	12/31/2020
a. Profit retention rules	On December 31, 2022, the Company adopted as a profit retention policy the rules contained in its bylaws and in the Brazilian Corporation Law. The Bylaws established the following deductions from the Company's profit: (a) accumulated losses and provision for income tax; (b) the amount to be distributed as employee and management profit sharing in the Company's results, as determined by the Board of Directors, in compliance with the Profit Sharing Plan, under the terms and limits established by the Company's Bylaws; (c) 5% for the formation of legal reserve; (d) amounts intended for the formation of reserves for contingencies, if resolved by the General Meeting; and (e) 25% for mandatory dividend payment. After the allocations above, the general meeting may decide to	On December 31, 2021, the Company adopted as a profit retention policy the rules contained in its bylaws and in the Brazilian Corporation Law. The Bylaws established the following deductions from the Company's profit: (a) accumulated losses and provision for income tax; (b) the amount to be distributed as employee and management profit sharing in the Company's results, as determined by the Board of Directors, in compliance with the Profit Sharing Plan, under the terms and limits established by the Company's Bylaws; (c) 5% for the formation of legal reserve; (d) amount will be allocated to the formation of reserves for contingencies, if resolved by the General Meeting; and (e) 25% for mandatory dividend payment. After the allocations above, the general	On December 31, 2020, the Company adopted as a profit retention policy the rules contained in its bylaws and in the Brazilian Corporation Law. The Bylaws established the following deductions from the Company's profit: (a) accumulated losses and provision for income tax; (b) the amount to be distributed as employee and management profit sharing in the Company's results, as determined by the Board of Directors, in compliance with the Profit Sharing Plan, under the terms and limits established by the Company's Bylaws; (c) 5% for the formation of legal reserve; (d) amount will be allocated to the formation of reserves for contingencies, if resolved by the General Meeting; and (e) 25% for mandatory dividend payment. After the allocations above, the general

Description	12/31/2022	12/31/2021	12/31/2020
	retain a total or partial portion of the remaining profit for the Expansion Reserve, which is intended to secure resources to finance additional investments of fixed and working capital, under the terms of the Bylaws, or for the execution of approved capital budget. The remaining profit, if any, could be distributed as additional dividends.	meeting could decide to retain a total or partial portion of the remaining profit for the Expansion Reserve, which aims to secure resources to finance additional investments of fixed and working capital, under the terms of the Bylaws, or for the execution of approved capital budget. The remaining profit, if any, could be distributed as additional dividends.	meeting could decide to retain a total or partial portion of the remaining profit for the Expansion Reserve, which aims to secure resources to finance additional investments of fixed and working capital, under the terms of the Bylaws, or for the execution of approved capital budget. The remaining profit, if any, could be distributed as additional dividends.
a.i. Amounts of Retained Earnings	The amounts shown below can be found in the Company's financial statements for the fiscal year ended December 31, 2022, which will be submitted for approval by the Board of Directors and by the shareholders at the annual general meeting to be held in April 2023: (a) BRL 23 million to the legal reserve; (b) BRL 111 million as mandatory minimum dividend, of which BRL 68 million as dividend and BRL 43 million (net of withholding income tax) as interest on equity; (c) BRL 753 million to the tax incentive reserve; and (d) BRL 326 million to the Expansion Reserve.	As decided in the AGM held on April 28, 2022, out of the net income of BRL 1,610 million, the following were allocated: (a) BRL 5,330 thousand to the legal reserve; (b) BRL 224 million as mandatory minimum dividend, of which BRL 168 million as dividend and BRL 56 million (net of withholding income tax) as interest on equity; (c) BRL 709 million to the tax incentive reserve; and (d) BRL 631 million to the Expansion Reserve.	As resolved at the AGM held on April 28, 2021, out of the net income attributed to shareholders of BRL 1,399 million, the following were allocated: (a) BRL 5,245 thousand to the legal reserve; (b) BRL 395 million as mandatory minimum dividend; (c) BRL 85 million to the dividends account; and (d) BRL 998 million to the Expansion Reserve.
a.ii. Percentages in relation to total declared profits	(a): 1.88% (b): 9.1% (c): 61.72% (d): 26.72%	(a): 0.31% (b): 13.91% (c): 44.04% (d): 41.30%	(a): 0.32% (b): 19.92% (c): 5.46% (d): 64.14%

Description	12/31/2022	12/31/2021	12/31/2020
B. Dividend distribution rules	On December 31, 2022, the Company's Bylaws provided that shareholders would be entitled to receive a mandatory minimum annual dividend equivalent to 25% of net income for each fiscal year, adjusted under the terms of the law.	On December 31, 2021, the Company's Bylaws provided that shareholders would be entitled to receive a mandatory minimum annual dividend equivalent to 25% of net income for each fiscal year, adjusted under the terms of the law.	On December 31, 2020, the Company's Bylaws provided that shareholders would be entitled to receive a mandatory minimum annual dividend equivalent to 25% of net income for each fiscal year, adjusted under the terms of the law.
c. Frequency of dividend distributions	On December 31, 2022, the Company's Bylaws provided that the distribution of minimum mandatory dividends would be annual. However, it also allowed, upon proposal by the Executive Board, the Company to distribute interim dividends.	On December 31, 2021, the Company's Bylaws provided that the annual distribution of minimum mandatory dividends would be annual. However, it also allowed, upon proposal by the Executive Board, the Company to distribute interim dividends.	On December 31, 2020, the Company's Bylaws provided that the annual distribution of minimum mandatory dividends would be annual. However, it also allowed, upon proposal by the Executive Board, the Company to distribute interim dividends.
d. Possible restrictions	The instruments of the 2nd, 3rd, 4th, 5th and 6th issue of debentures, 2nd issue of promissory notes and 1st issue of commercial notes of the Company provide for a restrictive clause that determines limitations on the distribution of dividends above the legal minimum in case of non-compliance with pecuniary obligations provided for in the respective terms and notes.	The instruments of the 2nd, 3rd, 4th, 5th and 6th issue of debentures, 2nd issue of promissory notes and 1st issue of commercial notes of the Company provide for a restrictive clause that determines limitations on the distribution of dividends above the legal minimum in case of non-compliance with pecuniary obligations provided for in the respective terms and notes.	The instrument for the Company's 1st issue of debentures provides for a restrictive clause that determines limitations on the distribution of dividends above the legal minimum.
e. Result allocation policy	The Company does not have a formally approved specific policy dealing with the allocation of results.		

2.8 - Relevant items not shown in the financial statements

(a) **assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as: (i) portfolios of written-off receivables on which the entity has not substantially retained nor transferred the risks and benefits of ownership of the transferred asset, indicating related liabilities; (ii) contracts for the future purchase and sale of products or services; (iii) unfinished construction agreements; and (iv) agreements for future financing receipts**

(i) portfolios of written-off receivables on which the entity has not substantially retained nor transferred the risks and benefits of ownership of the transferred asset, indicating related liabilities

The Executive Board clarifies that there are no portfolios of receivables written off on which the entity has not substantially retained or transferred the risks and benefits of ownership of the transferred asset in its financial statements for the fiscal years ended December 31, 2022, 2021 and 2020.

(ii) contracts for the future purchase and sale of products or services

The Executive Board clarifies that there are no contracts for the future purchase and sale of products or services not shown in its financial statements for the fiscal years ended December 31, 2022, 2021 and 2020.

(iii) unfinished construction agreements

The Executive Board clarifies that there is no unfinished construction not evidenced in its financial statements for the fiscal years ended December 31, 2022, 2021 and 2020.

(iv) agreements for future financing receipts

The Executive Board clarifies that there are no contracts for future receipts of financing not evidenced in its financial statements for the fiscal years ended December 31, 2022, 2021 and 2020.

(b) **other items not shown in the financial statements**

There are no other items not shown in the financial statements, in addition to those mentioned in item 2.8(a) above.

2.9 - Comments on items not shown in the financial statements, as described in item 2.8 above

(c) **how such items change or may change revenues, expenses, operating results, financial expenses or other items in the issuer's financial statements**

Not applicable, considering that there are no relevant items of this nature not evidenced in the Company's financial statements for the fiscal years ended December 31, 2022, 2021 and 2020.

(d) **nature and purpose of the operation**

Not applicable, considering that there are no relevant items of this nature not evidenced in the Company's financial statements for the fiscal years ended December 31, 2022, 2021 and 2020.

(e) **nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the operation**

Not applicable, considering that there are no relevant items of this nature not evidenced in the Company's financial statements for the fiscal years ended December 31, 2022, 2021 and 2020.

2.10 - Business Plan

The Company reinforces to its shareholders and the market in general that its business plan was prepared foreseeing a milder scenario in relation to the context faced by the COVID-19 pandemic in Brazil. Thus, the Company reserves the right to change the business plan at any time in the event of new developments in relation to this topic, as well as any impacts arising from internal or external macroeconomic and political factors.

(a) **investments, including: (i) quantitative and qualitative description of the investments in progress and of the investments forecast; (ii) sources of investments financing; and (iii) relevant divestments in progress and divestments foreseen**

Assaí´s 2023 Gross Investment Plan (addition to the fixed asset) totals between BRL$3.0 billion and BRL$3.5 billion for the conversion of hypermarkets, construction of new units, refurbishing of existing stores, logistics and technology.

The Company informs that it paid BRL 850 million during the 2022 fiscal year for the acquisition of up to 66 Extra Hiper commercial points, currently in the process of being converted to Assaí, as described in item 2.10.(b) below. The Company also highlights that throughout the 2022 fiscal year, it invested BRL 5,496 million in its operations, which represented an increase of 120.9% compared to the 2021 fiscal year and an increase of 321.7% compared to the 2020 fiscal year.

Additionally, up to BRL$2.5 billion will be paid in 2023 for the acquisition of 66 Extra Hiper commercial outlets.

The Company obtains funds for operations and investments, mainly through its operating cash flow, expansion reserve, capital budget, bank loans, prepayment of receivables, in addition to raising funds in the capital market through the issue of debentures (including serving as ballast for issuing real estate receivables certificates), promissory notes, commercial notes, among other sources of financing.

The Company analyzes the possibility of new Sales Lease Back operations.

(b) **provided it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that may materially influence the issuer's production capacity.**

On October 14, 2021, the Board of Directors of the Company and GPA approved the transaction for the conversion of Extra Hiper stores, operated by GPA, into cash & carry stores that will now be operated under the Assaí brand ("Transaction").

The Company and GPA signed the "Agreement for Assignment for Consideration of Exploitation Rights of Commercial Points and Other Covenants" on December 16, 2021, as amended ("Agreement"), regulating the assignment to Assaí of the exploration rights of up to 70 commercial points located in various states of Brazil, 17 of which are owned by GPA and 53 belong to third parties, for a total amount of up to BRL 3,973 million, to be paid by the Company in installments between December 2021 and January 2024, adjusted by the CDI + 1.2% p.a., which may also involve the acquisition by the Company of some existing equipment in the stores.

On December 26, 2022, the Board of Directors of GPA and the Company confirmed that 4 properties were not subject to the Transaction. Thus, on December 31, 2022, the Company held 66 properties, with an adjustment in the acquisition price from BRL 3,973 million to BRL 3,928 million.

(c) **new products and services, indicating: (i) description of research in progress already disclosed; (ii) total amounts spent by the issuer on research to develop new products or services; (iii) projects under development already disclosed; (iv) total amounts spent by the issuer on the development of new products or services.**

Not applicable.

(d) **Opportunities included in the issuer's business plan related to ESG issues**

Environment

We want to contribute to building a more responsible and inclusive society with improvements and innovations in our business model. This is the principle of our sustainability strategy. As a large company in the food trade sector, we are responsible for directing our activities to ensure sustainable development in a scenario of increased demand for natural resources and worsening of the environmental crisis.

Our operation is complex and involves a large number of suppliers to ensure the best supply of our stores and meet the needs of our consumers. Having sustainability as a strategic part of our business, we seek to identify, monitor and reduce vulnerabilities and environmental impacts in the operation. With this, we aim to create strategies to reduce these risks and make activities more responsible and adequate to face the climate emergency, evolving in awareness of our customers, including practices and processes that reinforce our commitment beyond compliance with current legislation.

Among the initiatives planned to achieve the climate change target, in addition to improving the technologies implemented regarding refrigerant gases, we promoted the migration of our entire store network to the Free Energy Market (or Free Contracting Environment - ACL). Unlike the conventional acquisition model, where the supply is carried out by the National Interconnected System (or Grid), the Free Energy Market has a competitive negotiation environment that allows the customer to deal in a more personalized way with the conditions for acquiring electricity.

In addition to the financial savings, there is also the environmental benefit of contracting incentivized energy, such as solar, wind, small hydroelectric power plants and biomass. Assaí began the migration of its stores to the Free Market in 2019. As of December 31, 2022, 96% of operations were converted to the Free Market.

In addition, the initiative to migrate to the Free Market is also linked to the reduction of diesel oil consumption, since this fuel is used in energy generators, which are generally activated at the units at peak hours (periods of the day when there is higher consumer demand). By migrating to the contract-free environment, the need to activate the generators is removed, resulting in lower diesel consumption and, consequently, lower levels of GHG emissions. In 2022, we saw a reduction of around 22% in total emissions related to diesel, compared to the same period of the previous year.

We invested in the installation of solar plants on the roof of the stores, an initiative that promotes the use of unused areas and increases the independence of supply from the local distributor. We also highlight our new photovoltaic solar plant, installed in the Rio Verde (GO) store – totaling seven plants in operation. There are 2,160 solar panels, with a self-generation capacity of 1.1 GWh per year. In addition to reducing the cost of purchasing electricity and protecting against possible water/energy shortages, the project contributes to reducing energy costs and reducing greenhouse gas emissions linked to scope 2.

For more information, see the "Environment" section of the Company's "2021 Sustainability Report", available on the CVM website (www.cvm.gov.br), B3 website (https://www.b3.com.br). and on the Company's IR website (https://ri.assai.com.br/) in the "Annual Reports" tab.

2.11 Comment on other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section

The Company is not aware of other factors that significantly influenced its operating performance and that have not been identified or commented on in the other items of this item 2.

EXHIBIT 5
Income for the fiscal year ended December 31, 2022
(Exhibit A to CVM Resolution 81)

1. Inform net income for the year

R$1,220,246,968.51.

2. Inform the global amount and the amount per share of the dividends, including prepaid dividends and interest on equity already declared

As detailed in the table below, the global amount of prepaid interest on equity, net of taxes, paid up to this proposal is R$43,426,187.83.

Furthermore, the Board of Directors proposes that the Annual Shareholders' Meeting approve the distribution of dividends in the amount of R$67,537,862.76 ("Dividends to be Declared"), thus totaling the global amount of mandatory minimum dividends of R$110,964,050.59 calculated in the fiscal year ended December 31, 2022.

Declaration Event		Board of Directors' Meeting of 12/23/2022	Annual Shareholders' Meeting of 04/27/2023
Earnings		Interest on Equity	Dividends
Amount distributed		R$50,000,000.00 (R$43,426,187.83 being the net amount after IRRF deduction)	R$67,537,862.76
Gross Value per Share	**Common Share**	R$0.037059948485456	**Gross Value per Share**
	Preferred Share	-	-
Calculation period		1/1/2022 to 12/31/2022	1/1/2022 to 12/31/2022
Shareholding Base for Distribution		12/28/2022	4/27/2023
Start Date of Ex-Right Negotiations		12/29/2022	4/28/2023
Date of payment to shareholders		2/17/2023	6/26/2023

3. Inform the percentage of net income for the year distributed

	2022 R$
Net Income for the Year	1,220,246,968.51
Tax Incentive Reserve	753,029,913.41
Legal Reserve	23,360,852.76
Adjusted Net Income	443,856,202.35
Interest on Shareholders' Equity (net) / Dividends distributed	110,964,050.59
Percentage of adjusted net income	25%

We note that the mandatory minimum dividend of 25% is calculated based on the adjusted net income, which is the net income for the year minus the amounts allocated to creation of the tax incentive reserve and the legal reserve, pursuant to article 36, paragraph 1, letter (a) of the Company's Bylaws.

4. Inform the global amount and the amount per share of dividends distributed based on profit from previous years

Not applicable.

5. Inform, deducting prepaid dividends and interest on equity already declared:

a. The gross amount of dividends and interest on equity, separately, per share of each type and class

Gross Value per Share	**Common Share**	R$0.050058994291294
	Preferred Share	-

b. The form and term of payment of dividends and interest on equity

The payment of dividends shall be made in Brazilian currency by June 26, 2023.

c. Possible restatement and interest on dividends and interest on equity

Not applicable.

d. Date of declaration of payment of dividends and interest on equity considered for identification of shareholders that will be entitled to receive them

April 27, 2023.

6. If there has been a declaration of dividends or interest on equity based on profits calculated in semi-annual balance sheets or in shorter periods

a. Inform the amount of dividends or interest on equity already declared

See the calculation period contained in the table in item 2 above.

b. Inform the date of the respective payments

See table in item 2 above.

7. Provide a comparative table informing the following values per share of each type and class:

a. Net profit for the year and the three (3) previous years

	2022	2021	2020
Net income for the year	R$1,220,246,968.51	R$1,610,406,094.35	R$1,399,022,749.58

b. Dividends and interest on capital distributed in the three (3) previous fiscal years

	2022 *	2021	2020
Total Dividends/Interest on Equity distributed	R$110,964,050.59	R$224,088,395.61	R$348,444,343.74
Dividends/Interest on Equity related to Preferred Shares	-	-	-
Dividends/ Interest on Equity related to Common Shares	R$110,964,050.59	R$224,088,395.61	R$348,444,343.74

* Considers the proposed allocation of income.

8. If profits are allocated to the legal reserve

a. Identify the amount allocated to the legal reserve

R$23,360,852.76

b. Detail the legal reserve calculation method

Legal Reserve = 5% of Net Income - Tax Incentive Reserve

Where:
Net Income: R$1,220,246,968.51
Tax Incentive Reserve: R$753,029,913.41

In 2022, the proposed legal reserve, in the amount of R$23,360,852.76, is equal to 5% of the net income for the year, in compliance with the limit of 20% of the capital stock provided for in article 193 of the Corporation Law.

9. If the company has preferred shares entitled to fixed or minimum dividends

a. Describe how fixed or minimum dividends are calculated
b. Inform whether the profit for the year is sufficient for full payment of fixed or minimum dividends
c. Identify whether any unpaid installment is cumulative
d. Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares
e. Identify the fixed or minimum dividends to be paid per preferred share of each class

The Company does not have preferred shares.

10. Regarding the mandatory dividend

a. Describe the form of calculation provided for in the bylaws

Pursuant to article 36, item "c" of the Company's Bylaws, shareholders shall be entitled to receive, in each fiscal year, by way of dividends, a mandatory percentage of 25% of the net income for the year, with the following adjustments: (a) decrease in the amounts allocated, during the year, for creation of the legal reserve and the contingency reserve; and (b) increase in amounts resulting from reversal, during the year, of previously created reserves for contingencies.

Payment of the dividend determined under the terms of the previous paragraph may be limited to the amount of net income for the year that has been realized under the terms of the law, provided that the difference is recorded as a reserve for unrealized profits.

Profits recorded in the reserve for unrealized profits, when realized and if they have not been absorbed by losses in subsequent years, shall be added to the first dividend declared after realization.

b. Inform if it is being paid in full
The mandatory dividend shall be paid in the form of interest on equity and dividends, as per the table in item 2 above.

c. Inform the amount retained, if any
Not applicable.

11. If there is retention of the mandatory dividend due to the company's financial conditions

a. Inform the amount retained
Not applicable.

b. Describe, in detail, the company's financial conditions, including aspects related to liquidity analysis, working capital, and positive cash flows
Not applicable.

c. Justify the retaining of dividends
Not applicable.

12. If there is allocation of income to the contingency reserve

a. Identify the amount allocated to the reserve
Not applicable.

b. Identify the loss deemed probable and its cause
Not applicable.

c. Explain why the loss was deemed probable
Not applicable.

d. Justify creation of the reserve
Not applicable.

13. If there is allocation of income to the unrealized profit reserve

a. Inform the amount allocated to the unrealized profit reserve
Not applicable.

b. Inform the nature of the unrealized profits that gave rise to the reserve
Not applicable.

14. If there is allocation of income to statutory reserves

a. Describe the statutory clauses that establish the reserve

The purpose of the Reserve for Expansion, described in article 36, paragraph 2 of the Bylaws, is to ensure funds to finance additional investments of fixed and working capital and shall be formed with up to 100% of the net profit remaining after the allocations referred to in subparagraphs "i", "ii", and "iii" of item (c) of article 36 of the Bylaws, and the total of this reserve cannot exceed the value of the Company's capital stock.

b. Identify the amount allocated to the reserve

R$326,318,339.59

c. Describe how the amount was calculated

Expansion Reserve = Net Income – Tax Incentive Reserve – Legal Reserve – Gross interest on equity – Dividends – Retained Profits

Where:
Net Income: R$1,220,246,968.51
Tax Incentive Reserve: R$753,029,913.41 (amount referring to the tax incentive being deducted from the net income for year 2022)
Legal reserve: R$23,360,852.76
Interest on equity (gross): R$50,000,000.00

Dividends: R$ 67,537,862.76
Retention of Profits:-

15. If there is retention of profits foreseen in the capital budget

a. Identify the retention amount

Not applicable.

b. Provide copy of capital budget

Not applicable.

16. If there is allocation of income to the tax incentive reserve

a. Inform the amount allocated to the reserve

R$753,029,913.41 (amount referring to the tax incentive that is being deducted from the net income for the fiscal year 2022).

b. Explain the nature of the allocation

The Company has tax incentives granted by the States that are now defined as subsidy for investments as provided for in Complementary Law No. 160/17 and Law No. 12.973/14. In the year ended December 31, 2022, the Company excluded the IRPJ and CSLL tax bases from the constituted amount of the tax incentive reserve in relation to fiscal year 2022.

EXHIBIT 6

Election of the Board of Directors

(Items 7.3 to 7.6 of the New Reference Form)

7.3./7.4 Composition of the Management, Councils, and Committees

Name	**Date of Birth**	**Management Body:**	**Election Date**	**Term of Office**
Taxpayer Card (CPF)	**Occupation**	**Elective Office Held:**	**Date of Investiture**	**Elected by the Controlling Shareholder?**
-	-	**Other Offices and Duties Exercised in the Issuer:**	**Date of the 1st term of office that initiated the consecutiveness**	
PROFESSIONAL EXPERIENCE/REPRESENTATIONS ON ADVERSE AWARDS/INDEPENDENCE CRITERIA.				
LEILA ABRAHAM LORIA	01/26/1954	She is a member of the Board of Directors only	04/28/2023	2 years, until the Annual Shareholders' Meeting that approves the 2024 accounts
375.862.707-91	Administrator	27 - Independent (Sitting) Member of the Board of Directors	04/28/2023	No
-	-	-	-	
Ms. Leila holds a degree in Administration from Fundação Getúlio Vargas – FGV, with a master's degree in Business Administration from COPPEAD-UFRJ (1978); Post-MBA in Corporate Governance and Stock Markets for executives from B.I. International (2015); program for Directors from IBGC (2015); Risk University KPMG (2018 and 2015/2016); Sustainable Capitalism ESG Berkely (2021). She is currently a member of the Board of Directors and of the Minority Shareholders' Committee of Companhia Paranaense de Energia – COPEL				

(since 2017); member of the Advisory Board and of the People and Compensation Committee of Casas Pernambucanas (since 2018); member of the Board of Directors, of the Socioenvironmental Responsibility Committee, and of the Diversity Committee of JBS (since 2021); deputy Chair of the Advisory Board of ANACONDA (since 2021); member of the Ethics Council of ABRACOM (since 2021); and Co-Chair of Women Corporate Directors - WCD (since 2017). She was previously a member of and Chair of the Board of Directors of Brazilian Corporate Governance Institute – IBGC (2018-2022); member of the Board of Directors (2017), of the Compliance and Governance Committee (2018-2019), of the Investigation Committee (2018-2019), and of the People Committee (2017-2021) ofMadeira Energia - MESA and Santo Antônio Energia - SAE (2017-2021); member of the Audit Committee of COPEL (2017-2021); member of the Advisory Board of Costão do Santinho Resort (2016-2021); member of the Advisory Board of INPLAC Indústria de Plástico (2016-2021); and member of the Advisory Board of COPPEAD (2005-2018); Executive Officer of Telefonica Brasil group and member of the Board of Directors of Fundação Telefônica Vivo (2010-2015); President and General Officer of TVA (Abril Group) and Member of the Board of Directors of Tevecap (1997-2006); General Officer and member of the Board of Directors of Direct TV (1997-1999); Chief Commercial Officer of Walmart (1994-1997); and Chief Marketing, Sales, Business, Procurement, and Human Resources Officer of Mesbla (1978-1994).

The Company is not aware of Ms. Leila's participation in third sector entities.

Ms. Leila represented that she has not been the subject, over the last five years, of any (i) criminal conviction, (ii) adverse decision in proceedings before the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, or any (iii) final and unappealable court or administrative order that has suspended or disqualified her for the engagement in any professional or business activity.

She is not considered a Politically Exposed Person, according to the definition contained in CVM Resolution 50. For purposes of determining the independence of Ms. Leila, the Company considered the criteria established by CVM Resolution 80 (Exhibit K) and by the Novo Mercado Regulations.

Name	**Date of Birth**	**Management Body:**	**Election Date**	**Term of Office**
Taxpayer Card (CPF)	**Occupation**	**Elective Office Held:**	**Date of Investiture**	**Elected by the Controlling Shareholder?**
-	-	**Other Offices and Duties Exercised in the Issuer:**	**Date of the 1st term of office that initiated the consecutiveness**	

PROFESSIONAL EXPERIENCE/REPRESENTATIONS ON ADVERSE AWARDS/INDEPENDENCE CRITERIA.				
ANDIARA PEDROSO PETTERLE	12/01/1978	She is a member of the Board of Directors only	04/28/2023	2 years, until the Annual Shareholders' Meeting that approves the 2024 accounts
846.938.941-68	Advertiser	27 – Independent (Sitting) Member of the Board of Directors	04/28/2023	No
-	-	-	-	

Ms. Andiara holds an undergraduate and a master's degree in social communication from Pontifícia Universidade Católica do Rio de Janeiro, and she is pursuing her doctorate in Business Administration from Business School Lausanne. Ms. Andiara is Vice-Chair of the Board of Directors and lead of the Strategy Committee of Cia Melhoramentos de São Paulo (since 2021); she is a member of the Board of Directors, of the Digital Transformation Committee, and of the Persons Committee of Banco SICREDI and SicrediPar (since 2022); she is a member of the Board of Directors, of the Persons Committee, and of the GTM Strategy Committee of KNEWIN (since 2022); she is a Digital Transformation Professor from IBGC (since 2021) and is Chief Executive Officer of Kyrie Capital LLC (since 2021). She also worked as member of the Board of Directors of Cia Melhoramentos de São Paulo (2019-2021); as Director of ANJ (2016-2021); Consulting Director of Cia de Talentos (2013-2017); as member of the Board (2012-2016) and CEO (2014-2016) of Predicta.

The Company is not aware of Ms. Andiara's participation in third sector entities.

Ms. Andiara represented that she has not been the subject, over the last five years, of any (i) criminal conviction, (ii) adverse decision in proceedings before the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, or any (iii) final and unappealable court or administrative order that has suspended or disqualified her for the engagement in any professional or business activity.

She is not considered a Politically Exposed Person, according to the definition contained in CVM Resolution 50. For purposes of determining the independence of Ms. Andiara, the Company considered the criteria established by CVM Resolution 80 (Exhibit K) and by the Novo Mercado Regulations.

Name	Date of Birth	Management Body:	Election Date	Term of Office
Taxpayer	Occupation	Elective Office Held:	Date of Investiture	Elected by

Card (CPF)				**the Controlling Shareholder?**
-	-	**Other Offices and Duties Exercised in the Issuer:**	**Date of the 1st term of office that initiated the consecutiveness**	
PROFESSIONAL EXPERIENCE/REPRESENTATIONS ON ADVERSE AWARDS/INDEPENDENCE CRITERIA.				
BELMIRO DE FIGUEIREDO GOMES	11/08/1971	Member of the Board of Directors and Executive Board	04/28/2023	2 years, until the Annual Shareholders' Meeting that approves the 2024 accounts
805.421.589-49	Member of the management	33 - (Sitting) Director and Chief Executive Officer	04/28/2023	No
-	-	Member of the Board of Directors and Member of the Corporate Governance and Sustainability Committee	06/30/2011	

Mr. Belmiro studied at Instituto de Educação Maringá and is a member of our Board of Directors since October 2022 and Chief Executive Officer since February 2011. He has been working in the food market for 35 years, starting his career in the sector in the area of information technology, pioneering the development of external sales automation systems in the early 90s, as well as automation systems for store operating processes and commercial management and logistics systems for the wholesale sector. Strong performance in the tax area, especially in indirect taxes and various state laws. . He worked for 22 years in various areas of Atacadão chain, from 2005 he led the company's internal preparation process and, in 2007, coordinated the process of sale of Atacadão chain to Carrefour Group, holding office per 3 years as Commercial and Logistics Director and member of the Executive Member.

He was invited by the former parent company CBD in 2010 to the position of Director of wholesale business, serving as executive member and statutory director until the spin-off at the end of 2020.

He is a founding member and vice-president, since 2016, of ABAAS – Brazilian Association of Self-service Wholesalers.

Since the beginning of his management, the company has had growth by 1700%*, jumping from 38 to 263 stores, expanding the company's presence to most of the national territory, becoming the second largest retail company in Brazil and one of the 10 largest private employers in the country, implementing a strong culture of management, training and growth of people, resulting in GPTW being recognized among the top 10 retail companies. He was recognized as CEO of the Year by the Modern Consumer and listed as one

of the Top 10 CEOs in Brazil by Forbes in 2022.

* Considering gross revenue of R$3.3 billion in 2010 and gross revenue of R$59.7 billion in 2022, according to the data in the Company's institutional presentation disclosed in March 2023.

The Company is not aware of Mr. Belmiro's participation in third sector entities.

Mr. Belmiro represented that he has not been the subject, over the last five years, of any (i) criminal conviction, (ii) adverse decision in proceedings before the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, or any (iii) final and unappealable court or administrative order that has suspended or disqualified him for the engagement in any professional or business activity.

He is not considered a Politically Exposed Person, according to the definition set forth in CVM Resolution 50.

Name	**Date of Birth**	**Management Body:**	**Election Date**	**Term of Office**
Taxpayer Card (CPF)	**Occupation**	**Elective Office Held:**	**Date of Investiture**	**Elected by the Controlling Shareholder?**
-	-	**Other Offices and Duties Exercised in the Issuer:**	**Date of the 1st term of office that initiated the consecutiveness**	
PROFESSIONAL EXPERIENCE/REPRESENTATIONS ON ADVERSE AWARDS/INDEPENDENCE CRITERIA.				
PHILIPPE ALARCON	03/22/1958	He is a member of the Board of Directors only	04/28/2023	2 years, until the Annual Shareholders' Meeting that approves the 2024 accounts
Passport of the French Republic No.	Member of the management	22 - Board of Directors (Sitting Member)	04/28/2023	No

18FV13172				
-	-	Member of the Financial Committee, Audit Committee, and Strategic and Investment Committee, Chairman of the Corporate Governance and Sustainability Committee and People, Culture, and Compensation Committee	12/31/2020	

Mr. Philippe is a member of the Company's Board of Directors since December 2020, and he was elected, in 2022, for office as vice-chairman of the Board of Directors. He was a member of the board of directors of the former controlling shareholder CBD from 2019 to February 2021. The executive is chief international coordination officer of Casino Group since 2011 and held various offices in Casino Group since he joined Casino Group in 1983. After holding office as manager in the Finance Department of Casino Group, he held various offices as Chief Financial Officer in several subsidiaries of Casino Group, including industrial subsidiaries, supermarkets, and restaurants. He started his international career in Poland, where he held office as Chief Financial Officer of Casino Poland for 8 years, and after that he held office as Chief Executive Officer of real estate business. In 2005, he returned to France to hold office as general manager of the real estate business of Casino Group until 2011, when he became an International Officer of Casino Group, which office he held until January 2021. He is also a member of the Board of Directors of Éxito Group since 2012, member of the Supervision Committee of Greenyellow, and Chief Executive Officer of Mayland Real State in Poland.

The Company is not aware of Mr. Philippe's participation in third sector entities.

Mr. Philippe represented that he has not been the subject, over the last five years, of any (i) criminal conviction, (ii) adverse decision in proceedings before the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, or any (iii) final and unappealable court or administrative order that has suspended or disqualified him for the engagement in any professional or business activity.

He is not considered a Politically Exposed Person, according to the definition set forth in CVM Resolution 50.

Name	**Date of Birth**	**Management Body:**	**Election Date**	**Term of Office**
Taxpayer Card (CPF)	**Occupation**	**Elective Office Held:**	**Date of Investiture**	**Elected by the**

				Controlling Shareholder?
-	-	Other Offices and Duties Exercised in the Issuer:	Date of the term of office that initiated the consecutiveness	
PROFESSIONAL EXPERIENCE/REPRESENTATIONS ON ADVERSE AWARDS/INDEPENDENCE CRITERIA.				
JOSÉ GUIMARÃES MONFORTE	07/06/1947	He is a member of the Board of Directors only	04/28/2023	2 years, until the Annual Shareholders' Meeting that approves the 2024 accounts
447.507.658-72	Economist	21 – Vice-Chairman of the Board of Directors.	04/28/2023	No
-	-	-	-	

Mr. José Guimarães Monforte holds an undergraduate degree in Economics from Universidade Católica de Santos. He is a member of Emax Consultoria, member of the Board and of the Audit and Risk Committee of CCR. From 1998 to 2011, he was in the Board and in the Coordination of the Risks Committee of Natura Cosméticos. Until 2011, he participated in Vivo's Board. He was also a Member of the Boards of Directors of Petrobras, BR Distribuidora, Rossi Residencial, Promon, Droga Raia, SABESP, Claro, Banco Nossa Caixa, Banco Tribanco, Canbrás, Pini Editora, Caramuru Alimentos, Klicknet, JHSF, Agrenco Ltd, Eletrobras, Banco do Brasil, JBS, Premix, and Cyrela. He was a Member of the Ethics Committee of IBRI and of the Advisory Board of ABERJE, and also of the OECD Advisory Panel on the Efficiency of Boards of Directors, of the Advisory Board-Americas Cabinet of the Chicago Graduate School of Business and of the Publishing Committee of Harvard Business Review Brasil.
He was involved in the development of the Brazilian Corporate Governance Institute, being a Director in 2002, Vice-President of the Board in 2003, and Chairman of the Board from 2004 to 2008. He was Coordinator of Bovespa's Going Public Committee, Vice-President of ANBID and of the Board of the Settlement Chamber of the Stock Exchange. He worked as an executive in several banks and companies such as BANESPA, Banco Merrill Lynch, Banco Citibank NA, VBC Energia S/A, and Janos Comércio, Administração e Participações LTDA, holding offices in Brazil and abroad. He was a founding member of Pragma Gestão Patrimonial.

Mr. José participates in entities of the third sector. Mr. José is currently a member of the Board of Instituto Reciclar

Mr. José represented that he has not been the subject, over the last five years, of any (i) criminal conviction, (ii) adverse decision in proceedings before the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, or any (iii) final and unappealable court or administrative order that has suspended or disqualified him for the engagement in any professional or business activity.

He is considered a Politically Exposed Person, according to the definition contained in article 1, item II of Exhibit A to CVM Resolution 50. For purposes of determining the independence of Mr. Jose, the Company considered the criteria established by CVM Resolution 80 (Exhibit K) and by the Novo Mercado Regulations.

Name	**Date of Birth**	**Management Body:**	**Election Date**	**Term of Office**
Taxpayer Card (CPF)	**Occupation**	**Elective Office Held:**	**Date of Investiture**	**Elected by the Controlling Shareholder?**
-	-	**Other Offices and Duties Exercised in the Issuer:**	**Date of the 1st term of office that initiated the consecutiveness**	

PROFESSIONAL EXPERIENCE/REPRESENTATIONS ON ADVERSE AWARDS/INDEPENDENCE CRITERIA.				
OSCAR DE PAULA BERNARDES NETO	05/09/1946	He is a member of the Board of Directors only	28/04/2023	2 years, until the Annual Shareholders' Meeting that approves the 2024 accounts
037.057.307-20	Chemical Engineer	20 - Chairman of the Board of Directors	28/04/2023	No
-	-	-	-	

Mr. Oscar holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro. In addition to being Vice-Chairman of the Board of Directors, coordinator of the Governance and Sustainability Committee, and member of the Audit, Risks, and Compliance Committee of Localiza, he held the following offices over the last years: from 1996 to 1999, he was CEO/COO of Bunge International; from 1999 to 2013, he was member of the Advisory Board of Bunge Brasil, a food company; from 1999 to 2009, he was a member of the Board of Directors of Delphi United States; from 2003 to 2015, he was a member of the Advisory Board of Alcoa Brasil, aluminum company; from 2005 to 2015, he was member of the Board and of the Audit Committee of Cia Suzano Papel e Celulose, a company that operates in the paper and pulp industry; from 2010 to 2018, he was member of the Board and of the Compensation and People Development and Finance Committees of Praxair inc. (United States), which company operates with industrial gases; from 2001 to 2019, he was Senior Consultant of the CEO of Johnson Electric Holdings Limited (Hong Kong), an electrical engine company, and until 2011 he was a member of the Board of Directors thereof; since 2011, he is a member of the Board of Directors of OMNI Táxi Aéreo, aviation; from 2007 to 2018, he was also a member of the Audit and Strategy Committees of Localiza; since 2011, he is Vice-Chairman of the Board and Coordinator of the Human Resources Committee of DASA; from 2012 to February 2019, he was Vice-Chairman of the Board of Directors and member of the Strategy Committee of Marcopolo S.A., a company that operates in the transport industry; since 2015, he is a member of the Board of Directors of VPAR Participações (Votorantim Group); from 2003 to 2015, he was a member of the Board and of the Management and Persons and Corporate Governance Committee of Gerdau S.A.; from 2003 to 2016, he was a member of the Board of Directors of Metalúrgica Gerdau S.A.; from 2012 to 2015, he was a member of the Strategy Committee of Vanguarda S.A.; from 2009 to 2017, he was a member of the Advisory Board of Amyris United States; he is a member of the Board of Directors, of the People Committee, and of the Audit Committee of Mosaic; since 2019, he is a member of the Board of Jalles Machado, and became chairman of the Board of Directors in 2021.

The Company is not aware of Mr. Oscar's participation in third sector entities.

Mr. Oscar represented that he has not been the subject, over the last five years, of any (i) criminal conviction, (ii) adverse decision in

proceedings before the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, or any (iii) final and unappealable court or administrative order that has suspended or disqualified him for the engagement in any professional or business activity.

He is not considered a Politically Exposed Person, according to the definition contained in CVM Resolution 50. For purposes of determining the independence of Mr. Oscar, the Company considered the criteria established by the Novo Mercado Regulations.

Name	**Date of Birth**	**Management Body:**	**Election Date**	**Term of Office**
Taxpayer Card (CPF)	**Occupation**	**Elective Office Held:**	**Date of Investiture**	**Elected by the Controlling Shareholder?**
-	**-**	**Other Offices and Duties Exercised in the Issuer:**	**Date of the term of office that initiated the consecutiveness**	
PROFESSIONAL EXPERIENCE/REPRESENTATIONS ON ADVERSE AWARDS/INDEPENDENCE CRITERIA.				
JULIO CESAR DE QUEIROZ CAMPOS	05/10/1963	He is a member of the Board of Directors only	04/28/2023	2 years, until the Annual Shareholders' Meeting that approves the 2024 accounts
129.447.578-90	Engineer and Administrator	27 – Independent (Sitting) Member of the Board of Directors	04/28/2023	No
-	-	-	-	

Mr. Julio holds an undergraduate degree in Engineering from Escola de Engenharia Mauá, in Administration from Universidade Presbiteriana Mackenzie, a graduate degree in Education from Instituto Singularidades, in addition to dozens of development programs in Institutions such as Singularity, Hebrew University of Jerusalem, and others. He worked for Unilever Brasil in Supply Chain, Trade Marketing, Regional Sales Leader, Corporate Affairs, and from 2000 to 2021 as Vice-President of Sales Brazil and Latin America. He was a member of the Board of Instituto Mulheres do Varejo until 2021. He is currently a member of the Board of Instituto Ser +, Emeritus Board Member of Capitalismo Consciente Brasil, Founder of Instituto Movimento Jovens do Brasil, and CEO of Compra Agora América Latina.

The Company is not aware of Mr. Julio's participation in third sector entities.

Mr. Julio represented that he has not been the subject, over the last five years, of any (i) criminal conviction, (ii) adverse decision in proceedings before the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, or any (iii) final and unappealable court or administrative order that has suspended or disqualified him for the engagement in any professional or business activity.

He is not considered a Politically Exposed Person, according to the definition contained in CVM Resolution 50. For purposes of determining the independence of Mr. Julio, the Company considered the criteria established by the Novo Mercado Regulations.

Name	**Date of Birth**	**Management Body**	**Election Date**	**Term of Office**
Taxpayer Card (CPF)	**Occupation**	**Elective Office Held:**	**Date of Investiture**	**Elected by the Controlling Shareholder?**
-	-	**Other Offices and Duties Exercised in the Issuer:**	**Date of the 1st term of office that initiated the consecutiveness**	

PROFESSIONAL EXPERIENCE/REPRESENTATIONS ON ADVERSE AWARDS/INDEPENDENCE CRITERIA.				
LUIZ NELSON GUEDES DE CARVALHO	18/11/1945	He is a member of the Board of Directors only	28/04/2023	2 years, until the Annual Shareholders' Meeting that approves the 2024 accounts
027.891.838-72	Economist	27 – Independent (Sitting) Member of the Board of Directors	28/04/2023	No
-	-	Member of the Financial Committee and Coordinator of the Audit Committee	05/10/2020	

Mr. Luiz Nelson is an independent member of the Company's Board of Directors since October/2020 and a member of the Financial Committee and of the Audit Committee, as accounting expert, since February/2021. He was an independent member of the board of directors of the former controlling shareholder, CBD, from 2017 to 2020 and coordinating member of the audit committee from 2014 to 2020, as accounting and finance expert. In addition, Mr. Luiz is Senior Professor in the School of Economics, Business and Accounting at Universidade de São Paulo, FEA USP, and expert in corporate litigation in Corporate Accounting, International Accounting, Risk Management, Corporate Governance, and Audit issues, Director of the Accounting Pronouncements Committee (CPC), and he has already acted as CPC representative in the IASB Emerging Economies Group. In addition, Mr. Luiz was a member of the Board of Directors of Petrobrás, from September/2015 to December/2018, and Chairman of this same Board, member of the Board of Directors of B3 until March/2019, chairman of its fiscal council until March/ 2018, as its accountant and finance expert and independent member of the Sustainability Committee. He is currently a member of the Brazilian Academy of Accounting Sciences ABRACICON, Chairman of the Fiscal Council of Fundação Amazonas Sustentável FAS, NGO for the protection of the Amazon rainforest, and acts as a trustee of the Foundation Institute of Accounting, Actuarial, and Financial Research, a not-for profit academic research organization, and as co-arbitrator in the Brazil – Canada Chamber of Commerce (São Paulo) and in the International Chamber of Commerce (Paris).

Mr. Luiz acted throughout his career as Chairman of the "Capacity Building" Committee in the International Financial Corporate reports area of the Intergovernmental Group of Experts on Financing for Development, a unit of UNCTAD, UN, in Geneva, Switzerland; Independent member of the banking Self-Regulation Committee of the Brazilian Federation of Banks - FEBRABAN; Member of the board

of directors of FAS; Member of the International Integrated Reporting Council leaded by the Prince of Wales; Vice-president "without specific remit" of the International Association for Accounting Education and Research – IAAER; Chairman of IASB Advisory Council on Standards, Member of the Financial Crisis Advisory Group (2008) formed at the initiative of FASB and IASB in the USA; The first independent president of the IASB Advisory Council on Standards; Member of the audit rules Consulting and Advisory Group of the International Federation of Accountants– IFAC; Vice-director of the Inter-American Accounting Association; Member of the Boards of Directors of Banco Nossa Caixa, Caixa Econômica Federal, Banco BBVA Brasil, Banco de Crédito Real de Minas Gerais, ORSA GROUP (pulp and paper), Companhia Müller de Bebidas, Vicunha Têxtil S.A., and Banco Fibra, and member of the internal controls committee of Banco Fibra; Regional President of the International Association of Financial Executives Institutes in Central and South America and head of the banking supervision of the Board of Directors of the Central Bank and director of the CVM.

Mr. Luiz represented that he has not been the subject, over the last five years, of any (i) criminal conviction, (ii) adverse decision in proceedings before the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, or any (iii) final and unappealable court or administrative order that has suspended or disqualified him for the engagement in any professional or business activity.

He is considered a Politically Exposed Person, according to the definition contained in article 1, item II of Exhibit A to CVM Resolution 50. For purposes of determining the independence of Mr. Luiz, the Company considered the criteria established by the CVM Resolution 80 (Exhibit K) and by the Novo Mercado Regulations.

Name	**Date of Birth**	**Management Body:**	**Election Date**	**Term of Office**
Taxpayer Card (CPF)	**Occupation**	**Elective Office Held:**	**Date of Investiture**	**Elected by the Controlling Shareholder?**
-	-	**Other Offices and Duties Exercised in the Issuer:**	**Date of the 1st term of office that initiated the consecutiveness**	
PROFESSIONAL EXPERIENCE/REPRESENTATIONS ON ADVERSE AWARDS/INDEPENDENCE CRITERIA.				
LEONARDO PORCIÚNCULA GOMES PEREIRA	04/25/1958	He is a member of the Board of Directors only	04/28/2023	2 years, until the Annual Shareholders' Meeting that approves the

				2024 accounts
606.399.897-72	Production Engineer and Economist	27 - Independent (Sitting) Member of the Board of Directors	04/28/2023	No
-	-	-	-	

Mr. Leonardo Porciúncula Gomes Pereira holds an undergraduate degree in Production Engineering from Universidade Federal do Rio de Janeiro in 1981 and in Economics from Universidade Cândido Mendes in 1986. He participated in the Transcultural Management Program – AOTS in 1986, in the Strategic Finance Program – IMD in 1997, in the Executive Development Program – Wharton Business Scholz in 1998, in the Senior Executive Program from Columbia University in 2005, and in the Executive Programs of Singularity University in the USA and M&A in London Business School, in 2018. He holds an MBA from Warwick University, in England, in 1992 and the CFA ESG Investing Certification. He worked for 13 years (from 1982 to 1995), holding various offices, in Citibank, in Brazil, Asia, and the United States. In addition, he was Chief Planning and Investor Relations Officer at Globopar from 1995 to 2000 and Vice-CFO and Investor Relations of Net Serviços from 2000 to 2007. In 2007, he became the President of Companhia Vale da Araguaia, which office he held until 2009, when he became Executive Vice-President of Gol Linhas Aéreas and Superintendent Director of Smiles. Mr. Gomes Pereira further held office as President of the Securities Commission (CVM) from 2012 to 2017. He was also a director in companies . Among others, he coordinated the Independent Reparation Committee at Vale formed after Brumadinho, was Director and member of the Audit and Risk Committee at CCR and Smiles – both from Novo Mercado, Director and member of the Persons Committee of FGC, Chairman of the Board of Directors of CBDN, and member of the Advisory Board of Mediare Institute.

Since 2021, as Chairman of the Board of Directors of 2W Energia. Since 2022, he has been a founding partner and leads Neuler Capital's governance and stewardship activities.

The Company is not aware of Mr. Leonardo's participation in third sector entities.

Mr. Leonardo represented that he has not been the subject, over the last five years, of any (i) criminal conviction, (ii) adverse decision in proceedings before the CVM, the Central Bank of Brazil, or the Private Insurance Superintendence, or any (iii) final and unappealable court or administrative order that has suspended or disqualified him for the engagement in any professional or business activity.

He is not considered a Politically Exposed Person, according to the definition contained in CVM Resolution 50. For purposes of determining the independence of Mr. Leonardo, the Company considered the criteria established by CVM Resolution 80 (Exhibit K) and by the Novo Mercado Regulations.

7.4. Description of the Main Characteristics of the Management Bodies and of the Fiscal Council, identifying:

The Company's management chose not to present the table with the current members of the Company's Committees, considering that a majority of them is not being nominated for reelection for office as members of the Board of Directors, to be resolved upon at the Annual and Extraordinary Shareholders' Meeting of the Company, to be held on April 28, 2023 ("2023 AGOE"). The candidates for office as members of the Company's Committees shall be nominated in due course, at a meeting of the Board of Directors, after conduction of the 2023 AGOE.

7.5. Existence of Marital Relationship, Civil Partnership, or Kinship up to the 2nd Degree to Managers of the Issuer, Controlled Companies, and Controlling Shareholders

Justification not to fill out the table:

Not applicable.

7.6. Subordination Relationships, Provisions of Service or Control between Managers and Controlled Companies, Controlling Shareholders, and Others

(a) *company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, equity interest equal to or in excess of ninety-nine percent (99%) of the share capital*

(b) *direct or indirect controlling shareholder of the issuer*

(c) *if relevant, supplier, customer, debtor, or creditor of the issuer, of its controlled company or controlling shareholders or companies controlled by any of these persons*

Identification	Individual or Corporate Taxpayer Card (CPF/CNPJ)	Type of relationship between the Manager and the related party	Type of related party
Office/Duty			
Fiscal Year 12/31/2022			
Manager of the Issuer			
Philippe Alarcon Member of the Board of Directors	-	Provision of Services	Client
Related Person			
Almacenes Éxito S.A. Member of the Board of Directors	23.041.875/0001-37		
Note			

Manager of the Issuer

Philippe Alarcon Member of the Board of Directors	-	Provision of Services	Client

Related Person

Almacenes Éxito S.A. Member of the Board of Directors	23.041.875/0001-37
Note	On the date of this Proposal, Almacenes Éxito S.A. is no longer controlled by the Company. For further information, see section 6 of the Reference Form of the Company.

Fiscal Year 12/31/2020

Manager of the Issuer

Luiz Nelson Guedes de Carvalho Member of the Board of Directors, Member of the Financial Committee, and Coordinator of the Audit Committee	027.891.838-72	Provision of Services	Customer

Related Person

Companhia Brasileira de Distribuição Independent Member of the Board of Directors, Member of the Financial Committee, and Coordinator of the Audit Committee	47.508.411/0001-56		
Note	On the date of this Proposal, Companhia Brasileira de Distribuição is no longer a controlling shareholder of the Company. For further information, see section 6 of the Reference Form.		

Manager of the Issuer

Belmiro de Figueiredo Gomes Member of the Board of Directors and Chief Executive Officer	805.421.589-49	Provision of Services	Customer
Note			

Related Person

Companhia Brasileira de Distribuição Wholesale Business Officer	47.508.411/0001-56
Note	On the date of this Proposal, Companhia Brasileira de Distribuição is no longer a controlling shareholder of the Company. For further information, see section 6 of the Reference Form of the Company.


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